05009085

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Man Group plc

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 20 2005

**NEW ADDRESS

FINANCIAL

FILE NO. 82- 4214 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/20/05

Man Group plc

Man Group plc



Sponsorship

11 Saracens
Man Group announced a major three-year club sponsorship agreement with Saracens, one of the top English Premiership rugby clubs.

12 The Man Booker Prize 2004
Alan Hollinghurst's fourth novel "The Line of Beauty" won the Man Booker Prize for Fiction 2004.

13 The Man Booker International Prize 2005
Man Group launched the sponsorship of the Man Booker International Prize to recognise one writer for their achievement in fiction. Worth £60,000, it will be awarded every two years to a living author who has published fiction either originally in English or whose work is available in translation in the English language. *Ion Trewin, Prize Administrator; Azar Nafisi, judge; Professor John Carey, chair of judges; and Alberto Manguel, judge.*

14 The Man Hong Kong International Literary Festival 2005
Man Investments cemented its on-going commitment to the Festival by signing a three-year title sponsorship. *Alan Hollinghurst headlined the 2005 Man Hong Kong International Literary Festival as the guest of Man Investments.*

15 London Youth Rowing
With substantial support from Man Group, a community-based programme offering young people access to world-class rowing facilities and coaching was launched on 28 June 2004 in East London. *The rowing competition which was part of the programme's launch event.*

16 pianoMan
Man Group launched a major new initiative for music in schools known as pianoMan. An internationally renowned concert pianist will be visiting schools throughout the UK to conduct a musical demonstration, a master-class and a public concert. From the participating schools, five "Man scholars" will be selected to receive further individual tuition in London. *Richard Meyrick giving a piano lesson; and the programme for the launch concert.*


11

THE Man BOOKER PRIZE 2004


ALAN HOLLINGHURST
THE LINE OF BEAUTY
12


The Man Booker International Prize 2005

THE MAN HONG KONG INTERNATIONAL
Literary Festival 2005


13


14

©Alice Bache


15


london youth
ROWING




16

Business highlights

1 10th Anniversary of Listing
On Thursday 7 October 2004, Man Group celebrated its 10th anniversary of listing on the London Stock Exchange. Harvey McGrath was invited to open the London market – the first FTSE 100 company to do so.

2 Management Today Award
Man Group was ranked 5th in Britain's Most Admired Companies poll compiled by Management Today and Nottingham Business School, and was ranked first in the Capacity to Innovate category.

3 Institutional Investor European Investor Relations
Stanley Fink and Peter Clarke were voted Best CEO and Best CFO respectively in Europe's Speciality & Other Finance sector.

4 Shares Magazine Awards 2004
GNI Touch, part of Man Financial, won Best Futures and Options Broker, and was also the winner of the Broker of the Year award. *Bon Few-Brown, GNI Touch, collecting the award.*

5 International Money Marketing Awards 2004
Man Investments won the award for the Best Offshore Provider of Hedge Funds. The award was based on a poll of independent financial advisers around the world. *James Jacklin, Man Investments, collecting the award.*

6 Lipper Fund Awards 2005
RMF Convertibles Europe Fund won Best Fund over Three Years in the Bond Convertible Europe category.

7 InvestHedge Awards 2005
RMF Event Driven Strategies won the World's Best Arbitrage Fund for 2005. *Saemi Bossart, RMF, with the award.*

8 Euromoney Awards 2005
Man Investments was recognised as the World's Best Provider of Managed Futures in the Euromoney Private Banking Awards 2005. The company was also Best Provider of Managed Futures in both the UK and Switzerland.

9 Financial News Awards 2004
RMF won the Financial News award for the Best Fund of Funds Group of the Year. *[illegible] Wilkinson, RMF, collecting the award.*

10 Eurex membership
Man Financial becomes a clearing member of Eurex.


07
OCT
2004

1


BRITAIN'S
MOST
ADMIRED
COMPANIES

2


Institutional Investor
Research Group

3



4


Winner

5


LIPPER FUND AWARDS
SWITZERLAND 2005
RMF UmbreCa - Convertibles Europe
RMF Investment Management
Best Fund over Three Years
Bond Convertibles Europe
LIPPER

6



7


Survey of
private banking
and
wealth
management
EUROMONEY

8



9



10




Man Group plc is a leading global provider of alternative investment products and solutions as well as one of the world's largest futures brokers.

The Group employs over 3,000 people in 15 countries, with key centres in London, Pfäffikon (Switzerland), Chicago, New York, Paris, Singapore and Sydney. Man Group plc is listed on the London Stock Exchange (EMG.L) and is a constituent of the FTSE 100 Index.

Man Investments, the Asset Management division, is a global leader in the fast growing alternative investments industry. It provides access for private and institutional investors worldwide to hedge fund and other alternative investment strategies through a range of products and solutions designed to deliver absolute returns with a low correlation to equity and bond market benchmarks. Man Investments has a 20 year track record in this field, supported by strong product development and structuring skills, and an extensive investor service and global distribution network.

Man Financial, the Brokerage division, is one of the world's leading providers of brokerage services. It acts as a broker of futures, options and other equity derivatives for both institutional and private clients and as an intermediary in the world's metals, energy and foreign exchange markets with offices in key financial centres. Man has consistently achieved a leading position on the world's largest futures and options exchanges, with particular strengths in interest rate products, metals and the energy markets.

Contents

Notice of Annual General Meeting
To be held on 12 July 2005


Man Group plc


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH., D.C. 190 SECTION

Notice of the Annual General Meeting to be held on Tuesday, 12 July 2005 is set out on pages 3 to 5.

The action to be taken by Shareholders is set out on page 1.

Harvey A McGrath
Chairman

26 May 2005

Dear Shareholder

2005 Annual General Meeting
It is my great pleasure to be writing to you enclosing the Notice convening the eleventh Annual General Meeting of the Company, to be held at 11 am on Tuesday, 12 July 2005 in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

This year all the business to be considered at the Meeting is routine including an advisory vote on the Remuneration Report of the Directors and motions for the re-election of three directors, including Glen Moreno, the Senior Independent non-executive director, who retires annually in accordance with the terms of the Combined Code, having served for more than nine years as a non-executive director. Short biographical details of all the directors seeking re-election appear on page 41 of the Annual Report with further relevant information in Note 7 to the Notice of Annual General Meeting. The Dividend Reinvestment Plan ("DRIP") will again be available to eligible shareholders in respect of the final dividend (Resolution 3) and a brief summary of the procedures applicable appears at the foot of this letter.

As explained in the Chairman's Statement in the Annual Report 2005, Stephen Nesbitt, who also retires by rotation this year, wishes to retire from the Board and so will not be seeking reappointment at the Meeting. His colleagues would like to thank him for his valuable contribution during his years of service.

The three items of Special Business for consideration at the Meeting are explained in this letter.

Directors' power to allot shares and disapplication of pre-emption rights
Resolution 9 will be proposed to continue the Directors' authority to allot the present unissued share capital of the Company up to a maximum of 102,339,441 Ordinary Shares, being slightly under one third of the Company's issued ordinary share capital on 11 May 2005. The Board has no present intention of issuing any part of that capital and no issue will be made which would effectively alter control of the Company without the prior approval of Shareholders in general meeting.

Resolution 10 will be proposed to continue the Directors' authority to allot new Ordinary Shares for cash otherwise than in proportion to existing holdings. In the case of allotments other than for inter alia rights issues, the authority is limited to shares representing approximately 5 per cent of the Company's issued ordinary share capital on 11 May 2005 amounting to a total of 15,350,916 Ordinary Shares.

The authority conferred by Resolutions 9 and 10 will lapse on the earlier of 11 October 2006 and the conclusion of the next Annual General Meeting of the Company. Resolution 9 will be proposed as an Ordinary Resolution and Resolution 10 as a Special Resolution.

Power to purchase shares
Resolution 11 will be proposed as a Special Resolution to enable the Company to purchase in the market up to a maximum of 30,701,832 Ordinary Shares (approximately 10 per cent of the Company's issued ordinary share capital on 11 May 2005) for cancellation at a minimum price of par value per share and a maximum price of not more than 5 per cent above the average middle market quotation for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to the date of purchase. This authority will lapse on the earlier of 11 January 2007 and the conclusion of the next Annual General Meeting of the Company. During the financial year ended 31 March 2005 the Company purchased for cancellation 3,346,831 issued Ordinary Shares under the authority of last year's Shareholder resolution. Details of the purchases appear in the Annual Report.

The Directors would not expect to purchase Ordinary Shares in the market unless, in the light of market conditions prevailing at the time, they considered that to do so would enhance earnings per share and would be in the best interests of Shareholders generally. Further, the Directors expect that if any Ordinary Shares were to be purchased, such shares would be cancelled. Any purchases made by the Company will be announced no later than 7.30 am on the business day following the transaction.

Action to be taken by Shareholders
Enclosed with this document is a Form of Proxy for use at the Annual General Meeting by Shareholders.

You are asked to complete and sign the form and return it to The Registrar, Man Group plc, Lloyds TSB Registrars, FREEPOST SEA7144, The Causeway, Worthing, West Sussex BN99 6AQ so as to arrive no later than 11 am on Sunday, 10 July 2005. Alternatively you may register your vote electronically, as explained in the Notes to the Notice of Annual General Meeting.

An attendance card is attached to the Form of Proxy and, for your own convenience, you are requested to bring your attendance card with you to the Meeting. A map showing how to get to the Queen Elizabeth II Conference Centre has also been included.

Recommendation
The Board considers that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and recommends you to vote in favour of them, as the Directors intend to do in respect of their own beneficial holdings.



Harvey A McGrath
Chairman

e the Company may make a contract to purchase Ordinary Shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of Ordinary Shares in pursuance of any such contract; and

f upon the passing of this Resolution, the Resolution passed as Resolution 17 at the Annual General Meeting on 7 July 2004, shall be of no further force or effect (without prejudice to the completion wholly or in part of any contract by the Company to purchase Ordinary Shares entered into prior to the passing of this Resolution).

By Order of the Board

Peter L Clarke
Secretary
26 May 2005

Sugar Quay
Lower Thames Street
London EC3R 6DU

Notes

1 A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. Such proxy or proxies need not be a member or members of the Company. A Form of Proxy is enclosed.

2 To be effective, the Form of Proxy, duly completed, must be lodged with the Company at the offices of its Registrars, Lloyds TSB Registrars, FREEPOST SEA7144, The Causeway, Worthing, West Sussex BN99 6AQ, so as to be received no later than 11 am on 10 July 2005. The completion and return of a Form of Proxy will not preclude members entitled to attend and vote at the Meeting from doing so in person if they so wish.

3 Alternatively, a member may register a proxy appointment electronically via the Lloyds TSB Registrars website www.sharevote.co.uk subject to the terms and conditions shown on the website. The deadline for submission of a proxy in this way is the same as in 2 above.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 12 July 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

5 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members registered in the register of members of the Company as at the close of business on 10 July 2005 shall be entitled to attend or vote at the Meeting in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries on the relevant register of securities after the close of business on 10 July 2005 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

6 Copies of the following documents will be available for inspection at the Registered Office of the Company during normal business hours on any weekday (Saturdays and public holidays excepted) from the date of this Notice until 12 July 2005, and at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE from 10.45 am on 12 July 2005 until the conclusion of the Meeting:-

(i) all Directors' service contracts (other than contracts expiring or determinable within one year by the Company without payment of compensation); and

(ii) the register of interests of Directors (and their families) in the shares of the Company.

Notice of Annual General Meeting

Notice is hereby given that the eleventh Annual General Meeting of Man Group plc ("the Company") will be held in the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Tuesday, 12 July 2005 at 11 am. Resolutions 10 and 11 will be proposed as Special Resolutions and the remainder as Ordinary Resolutions. Items 1 to 8 are Ordinary Business and items 9 to 11 are deemed Special Business.

Business

1 To receive the Directors' and Auditors' Reports and the Financial Statements for the year ended 31 March 2005.
2 To approve the Remuneration Report of the Directors contained in the Annual Report 2005 document.
3 To declare a final dividend on the Ordinary Shares.
4 To re-elect D M Eadie* as a Director of the Company.
5 To re-elect S Fink as a Director of the Company.
6 To re-elect G M Moreno* as a Director of the Company.
7 To reappoint PricewaterhouseCoopers LLP as Auditors of the Company.
8 To authorise the Directors to determine the remuneration of the Auditors.

* A member of the Audit and Risk, the Nomination and the Remuneration Committees

9 Directors' power to allot securities (Ordinary Resolution)
THAT the Directors of the Company be and are hereby, generally and unconditionally, authorised pursuant to and for the purposes of Section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of $18,421,099 provided that:-

a this authority unless renewed or revoked shall expire on the earlier of 11 October 2006 and the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired; and

b all authorities previously conferred under Section 80 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

10 Disapplication of pre-emption rights (Special Resolution)
THAT, subject to the passing of Resolution 9 as set out in this Notice of Meeting:-

a the Directors of the Company be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 ("the Act") to allot equity securities (as defined in Section 94(2) of the Act) for cash pursuant to the general authority conferred by Resolution 9 as if Section 89(1) of the Act did not apply to such allotment provided that the power conferred by this Resolution shall be limited to:

(i) any allotment of equity securities where such securities have been offered (whether by way of a rights issue, open offer or otherwise) to holders of Ordinary Shares of 18 US cents each in the capital of the Company ("Ordinary Shares") where the equity securities respectively attributable to the interests of all holders of Ordinary Shares are proportionate (as nearly as may be) to the respective numbers of Ordinary Shares held by them, subject to such exclusions and other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise howsoever; and

(ii) any allotments (otherwise than pursuant to sub-paragraph a (i) above) of equity securities up to an aggregate nominal value not exceeding $2,763,164.88;

b the power conferred on the Directors by this Resolution 10 shall also apply to a sale of treasury shares, which is an allotment of equity securities by virtue of Section 94 (3A) of the Act, but with the omission of the words "pursuant to the general authority conferred by Resolution 9" and, unless renewed, shall expire on the earlier of 11 October 2006 and the conclusion of the next Annual General Meeting of the Company; and

c the Company may make an offer or agreement before this power has expired which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

11 Power to purchase shares for cancellation (Special Resolution)
THAT the Company is hereby generally and unconditionally authorised pursuant to Section 166 of the Companies Act 1985 ("the Act") to make market purchases (within the meaning of Section 163 of the Act) of Ordinary Shares of 18 US cents each ("Ordinary Shares") provided that:-

a the maximum number of Ordinary Shares hereby authorised to be purchased is 30,701,832;

b the minimum price which may be paid for an Ordinary Share is 18 US cents or the sterling equivalent of 18 US cents (calculated on the basis of the spot rate of exchange in London (as derived from Reuters)) for the purchase of US Dollars with Sterling at 6.00 pm on the day before the relevant purchase per Ordinary Share;

c the maximum price which may be paid for an Ordinary Share is an amount equal to 105 per cent of the average of the middle market price shown in the quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the Ordinary Share is contracted to be purchased;

d the authority hereby conferred shall expire on the earlier of 11 January 2007 and the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such time;

DRIP Summary Procedure

a **To receive your 2005 Final Dividend in cash where no DRIP Mandate is in force** – take no further action.

b **To receive your 2005 Final Dividend in cash where a DRIP Mandate is in force** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA by no later than 3.00 pm on 1 July 2005.

c **To receive DRIP shares for the 2005 Final Dividend and all future dividends where a DRIP Mandate is in force** – take no further action.

d **To receive DRIP shares for the 2005 Final Dividend and all future dividends where no DRIP Mandate is in force** – complete, sign, date and post a Mandate Form available from Lloyds TSB Registrars (see below) to be received back by Lloyds TSB Registrars no later than 3.00 pm on 1 July 2005.

e **To receive a future dividend in cash after a DRIP Mandate has been completed** – you must revoke your DRIP Mandate in writing to Lloyds TSB Registrars as explained in the booklet containing the DRIP terms and conditions available either from them or from our website (see below).

All DRIP Mandates must be despatched to Lloyds TSB *Registrars, The Causeway, PO Box 699, Worthing,* West Sussex BN99 6DA to be received no later than 3.00 pm on 1 July 2005 if they are to be applied to the 2005 Final Dividend. No acknowledgement of the Mandate will be issued. Facsimile, electronic or oral mandates will not be accepted.

Copies of the DRIP terms and conditions and DRIP Mandate may be obtained, up to and including 1 July 2005, from the Share Dividend Team at Lloyds TSB Registrars, The Causeway, PO Box 699, Worthing, West Sussex BN99 6DA. Telephone: 0870 241 3018 or Textphone: 0870 600 3950. Alternatively, copies of the DRIP documents may be downloaded from our website at www.mangroupplc.com under the Dividends Section of Shareholder Information.

ManGroup plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

7 Short biographical details of the Directors, including those seeking re-election, appear on page 41 of the Annual Report. In addition the following may be helpful in relation to Resolutions 4 to 6 inclusive.

Resolution 4
Mr D M Eadie
Independent non-executive director
As a non-executive director Dugald Eadie does not have a service contract with the Company. He was appointed a non-executive director in January 2002, bringing with him a considerable depth of experience of particular value to the Group, having held previously, a number of senior positions in the fund management industry. He is currently also a director of Martin Currie Income & Growth Trust plc. As well as being a member of both the Audit and Risk and Nomination Committees, Dugald Eadie is Chairman of the Remuneration Committee, a post he has held since September 2002. The report of the Remuneration Committee is on page 50 of the Annual Report. A performance evaluation conducted by the Board during the year has shown that Dugald Eadie continues to contribute effectively and demonstrate commitment to his role whilst retaining his independence in character and judgement. The Board is completely satisfied that there are no circumstances which are likely to affect, or could appear to affect his judgement as an independent non-executive director. The Board therefore recommends his re-election as a non-executive director.

Resolution 5
Mr S Fink
Chief Executive
Stanley Fink has a service contract with the Company with a twelve month notice period. He is a chartered accountant and has been Chief Executive since March 2000 having joined Man in 1987 as a director responsible for mergers, acquisitions and treasury, becoming Group Finance Director in 1992 and Managing Director of the Man Investments Division in 1996 and Chairman of that Division in 2002. As a result of the evaluation of Stanley Fink's performance by the Chairman and the Remuneration Committee, the Board concluded that Stanley Fink continues to make an extremely effective contribution and demonstrates total commitment to his role. The Board therefore recommends the re-election of Stanley Fink as an executive director.

Resolution 6
Mr G R Moreno
Senior Independent non-executive director
As a non-executive director Glen Moreno does not have a service contract with the Company. He joined the Board in 1994 with a wealth of expertise in the fund management industry having been Chief Executive of Fidelity International, a company of which he remains a non-executive director. He serves on the Audit and Risk, Nomination and Remuneration Committees and was Chairman of the latter until September 2002. As Glen Moreno has served as a director for more than nine years he now retires annually and is subject to a rigorous review of his performance. The Board has concluded that he continues to make a significant, valuable and challenging contribution to both governance and strategic issues whilst demonstrating a continued strong commitment to his role. Notwithstanding his length of service, the Board is completely satisfied that Glen Moreno remains independent in character and judgement and that there are no relationships or circumstances which are likely to affect or could appear to affect his judgement as a director. For this reason the Board continues to recognise him as the Senior Independent non-executive director and recommends him for re-election as a non-executive director.

ManGroup plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England No. 2921462

Financial Highlights
Business summary

$12.1bn
Fund sales in the year of $12.1 billion, including institutional sales of $5.8 billion

$43.0bn
Funds under management of $43.0 billion at 31 March 2005 (including institutional FUM of $17.7 billion), up 12% from last year

$614m
Net management fee income+ up 34% to $614 million

$145m
Brokerage profits+ up 21% to $145 million

181c
Diluted underlying earnings per share†* up 28% to 181 cents

$119m
Net performance fee income down 50% to $119 million

$784m
Profit before tax on total operations up 10% to $784 million

182c
Diluted earnings per share on total operations* up 8% to 182 cents

66.0c
Dividends up 30% in US dollar terms to 66.0 cents

	March 2005	March 2004
Funds under management	**$43.0bn**	$38.5bn
Asset Management net management fee income+	**$614m**	$459m
Asset Management net performance fee income+	**$119m**	$236m
Brokerage+	**$145m**	$120m
Financial Services+	**$878m**	$815m
Sugar Australia>	**$2m**	$6m
Profit before tax, goodwill amortisation and exceptional items	**$880m**	$821m
Goodwill amortisation and exceptional items#	**($96m)**	($106m)
Profit before tax#	**$784m**	$715m
Diluted earnings per share*		
Underlying†	**181c**	141c
Total operations#	**182c**	168c
Total operations before goodwill amortisation and exceptional items	**209c**	198c
Dividends per share~	**66.0c**	50.8c
Post-tax return on equity#	**26.8%**	32.5%
Equity shareholders' funds#	**$2,424m**	$2,048m

\+ *Before goodwill amortisation and exceptional items*
† Underlying earnings per share represents earnings from net management fee income in Asset Management plus Brokerage net income. It therefore excludes net performance fee income in Asset Management, the results of Sugar Australia, goodwill amortisation and exceptional items
\# In accordance with UITF 38, which has been adopted in 2005, the comparative figures have been restated as a result of derecognising the exceptional profit on sale of own shares held by the ESOP trusts. A further requirement of UITF 38 is to present any holding of own shares as a deduction from shareholders' funds, hence both fixed asset investments and shareholders' funds have been restated. Details of the full effect of the restatements are given in the Principal Accounting Policies note and in note 25 to the Accounts
> Sugar Australia is discussed on page 23
* A reconciliation of earnings per share is shown in note 13 to the Accounts
~ Following the redenomination of ordinary share capital into US dollars, dividends will be declared in US dollars. Therefore, the US dollar equivalents of the dividends declared in sterling in the prior year have been disclosed

Underlying pre-tax profit
($ million)[a]


148
223
355
579
759
01 02 03 04 05

[a] Full definition as per footnote† above

Ordinary dividends
per share (cents)[b]


22.8
26.7
35.9
50.8
66.0
01 02 03 04 05

[b] Prior to 2005, dividends were declared in sterling. The chart above shows the US dollar equivalents at the average exchange rate applicable to each year

Funds under management
($ billion)


6.7
10.7
26.1
38.5
43.0
01 02 03 04 05

Chairman's Statement



Harvey McGrath
Chairman, Man Group plc

I am pleased to report a robust performance for the Man Group, with strong growth in both management fee income and in our brokerage business.

Funds under management at the year-end were $43.0 billion, up from $38.5 billion at March 2004, reflecting modestly positive investment movement, record gross sales, a low level of redemptions and the maturity of a fixed term institutional mandate. Net management fee income was up 34% and, in combination with a strong year for Brokerage, resulted in diluted underlying earnings per share, a measure which excludes performance related income, Sugar Australia, goodwill amortisation and exceptional items, increasing 28% to 181 cents. Diluted earnings per share on total operations was 182 cents, up 8% on the prior year and leading to a 26.8% post-tax return on equity.

These results have clearly met our key financial targets, being the delivery of significant growth in underlying earnings and the maintenance of a high return on equity. Net cash inflow for the year was $408 million, driven off strong cash generation from net operating profits. Accordingly, and given our strong financial condition, the Board proposes a final dividend of 42.0 cents per share, for a total dividend for the year of 66.0 cents, an increase of 30%.

In Asset Management, sales for the year were $12.1 billion, up from $11.5 billion in the prior year. This was a significant accomplishment, not least because the year saw low volatility and range-bound markets, particularly in the first half, leading to lacklustre returns from the industry and from many of our products. In the year to 31 March 2005 AHL benchmark funds returned -5.4%, RMF 3.0%, Glenwood 0.6% and Man Global Strategies -2.7%. For the industry, and for us, this performance contributed to a lower level of private investor sales, with $6.3 billion raised, down from $7.8 billion in the prior year. Institutional sales for the year were $5.8 billion, up from $3.7 billion in the prior year. This in part reflects the successful remarketing of $2.4 billion from a $3.1 billion mandate which matured during the year. Of the record $12.1 billion raised overall during the year, Europe contributed 58% of global sales with Asia Pacific, the Americas and the Middle East contributing 31%, 7%, and 4% respectively.

Higher asset levels drove net management fee income up 34% to $614 million. We continue to see no downward pressure on private investor margins, and to enjoy an improved margin on institutional assets. Net management fee income for the year represented 1.5% of average funds under management, up from 1.4% last year. Reflecting the diversity of managers in our portfolio, net performance fees of $119 million were earned, resulting in a total profit before tax and goodwill amortisation for Asset Management of $733 million.

Overall, funds under management in the industry have grown at 25% per annum since 1990 to stand at just over $1 trillion at 31 March 2005. In our view, this growth reflects an ongoing structural change in the way in which investors are evaluating total portfolio risk and making allocation decisions. Consequently, we expect to see continued growth over the medium-term in assets allocated to alternative investment strategies that provide attractive risk reward profiles and portfolio diversification. Given this favourable demand outlook, we will continue to enhance and consolidate Man Investments' role as a leading provider of access to these alternative investment strategies to both private and institutional investors worldwide.

Man Financial, our brokerage business, has extended its record of consistent growth with profits before tax and goodwill amortisation of $145 million, up 21% on the prior year. This success reflects our leading market positions across the principal exchanges, providing trade execution, clearing, intermediary and matched principal services to institutional and private clients worldwide, against the backdrop of another strong year of global volume growth in exchange traded derivatives. Our focus on cost containment, in the context of the ongoing transition to screen-based markets and the increasing convergence of cash and futures markets has facilitated this growth and enabled us to maintain our attractive margin structure. All product lines have performed well, with another outstanding result from our interest rate product group, despite intermittent periods of subdued market activity during the year. The foreign exchange, energy and metals businesses performed strongly, benefiting from active markets and enhanced teams. The institutional equities business, including the recent European cash equities initiative, has also performed well. The private client business continued to expand its presence in both Europe and in the US.

Looking forward we expect Man Financial's markets to continue to expand and believe that our business model, focused on growing market share, diversifying revenue streams,







controlling overheads and exploiting scale advantages will support a continued growth in profitability from this business.

Corporately, this has been an active year with a focus on preparation for the conversion to International Financial Reporting Standards (IFRS), enhanced risk management capability and the ongoing development of an economic capital model. The Group will implement IFRS for the year ending 31 March 2006. To ensure that the impact of this change is understood, we intend to release on 5 July 2005 summary IFRS financial information for the year ended 31 March 2005 together with a reconciliation to the UK GAAP figures. In response to both growth in the business and changing regulatory requirements we have continued to enhance our risk management capabilities, including enhanced governance structures, revised risk policies and the introduction of new risk measurement and management methodologies.

Overall, this has been a good year for the Group, and I once again offer my thanks and congratulations to Stanley Fink, his executive team and all our staff worldwide whose efforts have contributed to these results.

Thanks are also due to our non-executive directors for their ongoing valuable contribution. Although there were no Board changes during the financial year, at this year's Annual General Meeting Stephen Nesbitt will be retiring from the Board. He joined Man as a Director in 1987, assuming the Chairmanship of the Man Financial and Man Investments Divisions in 1989 before becoming a non-executive director in 1997. With his wise counsel and strong commitment to his role, Stephen has made a significant contribution to the Company during his years of service, for which his colleagues thank him.

In conclusion, the Board is confident of the Group's prospects for the coming year. We are seeing improved private investor demand feeding through into product sales, with the global offering Man AP Enhanced Series 2, which closed in April, raising $438 million, and a good level of activity in the forward pipeline. Funds under management are currently estimated to be over $43.0 billion. The brokerage business has also enjoyed a good start to the year.

Harvey McGrath
Chairman



Operating Review



Stanley Fink
Chief Executive, Man Group plc

Industry review and business strategy

Man Group is an investment manager focused on alternative investment strategies, as well as one of the world's leading providers of brokerage services.

In Asset Management, our objective is to provide, structure and distribute a wide range of alternative investment products designed to meet the needs of both institutional and private investors. These products seek to produce attractive risk-adjusted returns with low correlation to traditional equity and bond investments. This is achieved by offering investors access to high quality managers across alternative investment styles, either through our ownership of managers, an affiliation with third party managers or through allocations to qualifying managers in a fund of funds format. Using our extensive and specialist internal structuring capabilities, products are created to provide the risk/return attributes investors seek, with features such as capital protection, liquidity and transparency. These products are distributed to investors around the world both directly and through relationships with banks, financial intermediaries and advisers.

As a market leader, Man is well positioned to participate in continued strong growth in the alternative investment industry. For the industry as a whole, funds under management (excluding private equity and real estate) at 31 March 2005 were estimated to have reached $1,134 billion compared to $973 billion at March 2004 and $680 billion at March 2003. With $43 billion of assets under management, Man therefore represents about 4% of the market.

Growth of the global hedge fund industry including managed futures*


Number of hedge funds
Hedge fund assets
Number of hedge funds
US$ bn
8000
7000
6000
5000
4000
3000
2000
1000
0
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05*

Source: Hedge Fund Research, Inc., The Barclay Group and Hennessee Group
*As at 31 March 2005

The continued investor wish for return-diversification, within a managed risk environment, has been driving allocations into alternatives. However, the total size of the alternative investment industry remains small when compared to total global investable assets of around $126 trillion*, even after allowing for an element of leverage. We believe this will mean a continued need for structural allocations into the industry and will support strong investor flows which Man can continue to access.

The year to March 2005 was another strong year for the industry with net inflows (excluding managed futures) estimated at $79 billion according to Hedge Fund Research Inc. This was down slightly from the prior year when $99 billion had been raised, although this was itself a record. As reflected in Man's sales mix for the year, institutional investors have been a significant contributor to the growth as they increasingly look to alternative assets as a way of achieving absolute returns with low correlation to their existing assets.

Overall, funds under management in the industry have grown at a compound average annual rate of 19% in the last 10 years, and by 17% in the year to March 2005. Man's total funds under management have grown at a compound average annual rate of 45% in the last 10 years and in the year to March 2005 grew 12% (although Man's private investor funds under management grew 18% in the year).

We seek to participate fully in the continued growth of the industry by maintaining a balanced and scalable business. Balance is provided by serving both the private investor and institutional investor segments and by the wide geography of our asset raising, with investors from Europe, the Middle East, Asia Pacific and North America. This balance provides greater certainty of asset growth, by allowing us to capture demand from a wide range of investors, many with differing requirements, across a variety of regional and national economies.

Scaleability is afforded through the resources we have deployed in seeking out investment management capacity, in continuing to broaden our distribution capabilities and in the provision of support functions. Man has a long track record in

* This is an estimate of the total market capitalisation of world stocks, bonds and the assets of the world's 1,000 largest banks as at the end of 2003 as estimated by JP Morgan in an October 2004 research report.

alternative investment management and an established franchise. We have developed substantial investment management and investor servicing capabilities and invested in new manager opportunities. This combination of resource and expertise allows us to address increasing regulatory complexity in many markets and to develop onshore product offerings where there is private investor demand. We continue to provide scale to investment management, through continued enhancement of capacity in the existing managers, investing in new managers, establishing capacity access relationships with other managers, and expanding the underlying manager content in our fund of funds offering.

Our approach to the private investor market is based on the delivery of distinctive products to the investor through partner organisations. We structure products which offer a high degree of transparency, frequent liquidity, and in most cases capital protection. While some of these products may provide exposure to a single strategy, most provide a diversified portfolio of strategies. By working with our partner distributors, who include banks, asset managers and other financial intermediaries around the world, we have been able to develop an extensive global distribution network, with access to multiple markets, while keeping our fixed cost base low and flexible. For these reasons we dedicate senior resources to the cultivation and management of these relationships. Where appropriate given the size or scale of an intermediary we will tailor a product, or suite of products, to the specific requirements of that distributor. Man's independence as a product provider, our scale and the length of our track record in this area make us an attractive partner to such intermediaries.

In contrast, institutional asset gathering is typically through direct relationships, and in terms of product offering is usually through an open-ended, diversified fund of funds format, although where an institution wants an exposure to a style or strategy subset these portfolios can be provided. Similarly, specific fiscal, regulatory or reporting requirements may also call for customisation of product on a case by case basis. Since the acquisition of RMF in 2002, our goal has been to broaden our institutional client base across Europe and to enhance the average margin of our institutional assets by delivering a range of value-adding services and by leveraging scaleable asset management processes.

We target consistent earnings growth for shareholders through growth in assets under management, managing resources effectively, and keeping much of the cost base variable. This has allowed continued strong growth in the year in both gross and net management fee income. Net management fee margins in our private investor business have improved slightly from 2.0% to 2.1%. Institutional margins have improved from 0.6% to 0.7%. Management fee margins against total assets under management will always reflect the mix of assets between the higher margin private investor assets and the institutional assets. We seek to achieve balanced growth of both investor assets, but our foremost objective is to grow returns to shareholders through focus on the private investor content.

By adding new managers we have also continued to diversify away from any dominant exposure to specific managers. This adds increasing certainty over the presence of performance fee income in any period. This year's results have demonstrated that, despite a much reduced contribution from AHL, a good level of performance fees was earned from our other managers, in particular RMF and BlueCrest.

In Brokerage our focus is on continued organic growth, underpinned by a diversified product offering and a wide geographical presence across all key markets. This provides both flexibility in accessing new markets and earnings resilience in times of lower product or regional activity. Our leading market positions on the world's major futures exchanges provide us with superior access to liquidity in financial markets. Our strategy is to use this advantage to the benefit of clients worldwide and allows us to develop further our matched principal business. Futures and options exchanges have continued to see strong volume growth driven in large part by the ongoing conversion of derivatives markets from floor-based exchanges to electronic format. This has enabled exchanges to lower fees, reduce execution times and broaden access. In addition, the increasing importance of risk management has led to an increase in demand along with the structural shift of products from the OTC markets to on-exchange trading. Exchanges offer customers the advantages of improved price transparency, centralised clearing and credit intermediation.

Our strategy is to grow revenues through the recruitment of producer teams, continued development of the product offering and new trading opportunities. In this way the business can both leverage off the existing infrastructure and client base as well as attract new clients. Managing market change is a core competence of Man Financial. We look to be a consolidator at times of market change, such as the move from open outcry that is currently underway in the US. We focus on tight control of overheads and high levels of return on capital. A key measurement is the ratio of operating expenses to net income and this has shown a steady and sustained reduction over the last few years from 79.2% in 2001 to 72.5% in 2005.

The Group's financial objectives and performance measurement targets are tied to delivering significant growth in underling earnings and maintaining high post tax returns on capital, so creating long-term value to shareholders. At the Group level, the combination of the Asset Management and Brokerage activities offers shareholders further balance from the diversified earnings streams. Both our Asset Management and Brokerage businesses are leading players in specialised areas with fast-growing underlying markets. There are some material synergies between the two businesses. AHL is a major customer of Man Financial, contributing around 10% of its net revenues, and in return AHL has benefited from a single clearing relationship, and advice and access to new and changing markets. The Group provides strategic focus for the businesses, sets risk appetites and monitors risk exposures. It is also responsible for capital and liquidity management to support the businesses.

Asset Management



Chris Chambers
Chief Executive, Man Investments

Funds under management ($ billion)


March 2004
Disposals
Sales
Investment movement
Redemptions
Maturities
FX and other
March 2005
0.1
(4.3)
(3.2)
0.6
(0.8)
12.1
17.0
21.5
38.5
17.7
25.3
43.0
Institutional
Private investor
Total

Sales and distribution

Man has spent two decades understanding investor requirements, identifying opportunities and developing innovative products and tailor-made solutions that cater to the varied needs of private and institutional investors. Our structuring expertise enables us to offer a range of product types and since the launch of our earliest principal protected product in 1985, Man has established a market leadership in the design and management of structured products. Our approach to business has always been guided by the needs of investors. Investors are assured of a high level of disclosure of investment performance along with comprehensive, personalised product reporting. There are in excess of 165,000 investors in our fund products. Private investors are predominantly high net worth individuals sourced through our intermediary network of retail and private banks, insurance brokers and private asset managers. Institutional investors include pension funds, insurance companies, charities and state or public corporations.

Our sales force, which has almost 300 employees, operates around the world, with regional sales offices serving investors and distributors in 128 countries. Besides building and maintaining relationships with existing and potential investors, the sales force is responsible for opening new markets to alternative investments and ensuring investors receive high standards of after-sales service. Our regional sales teams link with a well-established network of distribution partners around the world. Private investor business is conducted through this extensive intermediary network, while dedicated relationship managers coordinate institutional business. The combination of global awareness and local insight enhances our ability to offer suitable investment opportunities to investors around the world supported by a high level of service.

Network of distribution partners



The regional sales offices are supported by teams in Dublin, London and Pfäffikon (Switzerland) providing product support services (including investor and intermediary support), infrastructure services, product management (including investment analysis and fund administration) and other management support including legal and compliance and human resources.

We have continued to invest in people, systems and infrastructure to provide scale in response to the continued growth in funds under management and the increasing range of product offering. As part of this, a new enhanced website was launched at the end of 2004, offering significant improvement in online service standards. This enhancement will provide faster and easier access to product performance reporting and provide intermediaries with powerful sales support.

Sales in the year were a record $12.1 billion. These were spread across 44 new products and split $6.3 billion and $5.8 billion between private investor and institutional sales respectively. Traditionally our key private investor markets have been Western Europe (excluding the UK) and Asia Pacific (including Australia and New Zealand) and sales this year have broadly continued to reflect this mix. Institutional sales were predominantly in Europe as in previous years. For private investor demand, Asia Pacific was strong, most particularly Japan.

Japan has been an active region for many asset management styles and we have seen particularly strong demand from Japanese private investors for our alternative investment products, reflecting their low exposure to this asset class. We expect demand in the current year to remain strong in this region. The South East Asian market tends to be performance focused, especially Hong Kong, and we expect demand in this region to pick up with improving performance. In Continental Europe we saw some slow-down in asset raising from private investors, in particular Switzerland, and this was true for the whole alternative industry. This appears to reflect the fact that private investors in this region are typically already well allocated to alternatives.

In North America, we continue to support the objective of structuring attractive products within the US onshore regulatory framework and building a distribution network to address a mass-affluent investor market. The onshore market in registered products has been slow to develop, but the range of opportunities to support both private and institutional investors remains attractive.

Private investor sales
– year to 31 March 2005

1 Europe: 39%
2 Asia Pacific: 42%
3 Americas: 13%
4 Middle East: 6%



1
2
3
4

Private investor

Private investor funds under management represent around 59% of Man's total funds under management. Our focus is on the mass-affluent investor, who might typically have financial investments in the range of $1-5 million and who typically invests an average of $150,000 in a product.

Private investor sales can be split into three categories: global launches, joint ventures, and open-ended products. The increase in funds under management in the year from four global launches was $2.5 billion, down from $3.3 billion in the prior year, partly because of lacklustre short-term performance of our funds and partly because of continued strong sales of our joint venture or "white label" business which were up 14% at $2.4 billion. These customised products are designed with another financial institution, typically a bank, to meet the specific requirements for distribution to its investors. These are an attractive complement to our global launches – both for our investors as these launches tend to be tailored to local requirements, and to Man as they are less resource intensive. Particularly noteworthy were two large joint ventures in Japan which raised a total of $1.1 billion.

Open-ended sales accounted for $1.4 billion, down from $2.4 billion in the prior year. These represent sales of products which are continuously open for investment. Products include Man AHL Diversified plc, which offers weekly liquidity to investors, Man Arbitrage Strategies and Man-Glenwood Multi-Strategy Fund. These products continue to be offered to investors globally and are complemented by products focused on particular markets. For example, during the year we launched Man Hedge Diversified Ltd, our first authorised retail hedge fund since the SFC introduced new guidelines for hedge funds in Hong Kong in 2002.

We currently have active relationships with over 1,850 distribution partners in 100 countries. This network of professional intermediaries includes banks, asset managers, independent financial advisers and other professionals and is constantly being reviewed and expanded. Asset managers and banks together represent nearly 60% by value of our private investor sales. These intermediaries have been increasingly keen to offer high quality alternative investment products to their clients from independent providers. These intermediaries offer Man the most efficient means of raising assets given their large client bases and sophisticated portfolio and investment skills.

The regional sales and consulting teams work together with distribution partners to identify local investors' needs and to highlight sales and training requirements within the partner organisation. We provide high quality product literature and web-based sales tools as well as giving our partners access to the current thinking on investment and portfolio construction from Man's investment managers and structuring teams. Sales and product training includes telephone and video-conferencing, support in holding client seminars from our regional sales executives and, where appropriate, accompanied client visits. Man places a strong emphasis on the reputation and quality of our intermediaries and particular focus is given to worldwide compliance and investor identification/anti-money laundering regulations.

Sales by intermediaries
– year to 31 March 2005

1 Banks: 42% (2004: 44%)
2 IFA/Brokers: 34% (2004: 28%)
3 Asset Managers: 15% (2004: 22%)
4 Professional: 4% (2004: 3%)
5 Other: 5% (2004: 3%)



1
2
3
4
5

Institutional

Fund of funds sales to institutions were a record $5.8 billion, up 57% from the prior year with RMF being our principal manager for institutional sales. Institutional investors often prefer to allocate to fund of funds managers who can offer access to a wide range of alternative investment styles combined with investing in a large number of underlying managers. In this way an institution can achieve diversification of returns with low volatility and correlation, and allocate significant assets. Sales were assisted by a one-off opportunity to utilise capacity freed up from a legacy product at RMF that matured earlier in the year. Sales related to this recycling totalled some $2.4 billion, of which $1.8 billion was recycled to new investors at superior fee margins compared to the legacy product. Overall growth in sales was largely from the ongoing structural shift by institutions looking to develop exposure to the alternative asset class.

Our net management fee margins on institutional assets under management increased from 50 basis points in 2003 to 70 basis points in 2005. This reflects the fact that we have recycled some maturing lower fee products sold historically by RMF and have attracted new assets at higher fees. Most of this margin opportunity has now been captured and we anticipate current net management fee margin on institutional assets to remain stable in the near-term.



Institutional sales are often the result of direct relationships with the investing institution, in some cases working with consultants. The majority of sales continue to be made in Europe, with the largest markets being RMF's historically core German speaking countries. However, we continue to focus on broadening this client base across Europe, winning mandates in new areas such as Scandinavia, the UK and The Netherlands. Outside Europe, as interest in these products continues to develop, other strategic areas for institutional sales include Asia Pacific, particularly Japan, and the Middle East. To take advantage of this growth in the institutional market, we have recently appointed a new global head of institutional sales.

Redemptions and maturities

Redemption levels in private investor products in the year at 10% continued the downward trend in redemptions that we have seen over recent years.

Private investor redemptions
(as a % of private investor FUM)



Private investor redemptions
16%
12%
8%
2001
2002
2003
2004
2005

Redemptions are influenced by a number of factors that include the geography of the investor, the investment holding period and performance. Man's structured products are sold for their long-term investment potential and, whilst we do offer frequent liquidity, we seek to discourage early redemptions. Many of our products carry a redemption fee in the event of early termination and we incentivise investors to retain their investment by having guarantee step-ups in many of our products. These allow investors to capture in the product guarantee a proportion of positive investment performance. We also typically pay intermediaries a component of sales fee based on annual payments for so long as an investor remains a holder of our products. This is designed to discourage intermediaries from inappropriate rapid turning of client assets, reinforce the long-term nature of the investment proposition and facilitate high levels of investor servicing.

Institutional redemptions totalled some $2.0 billion. Outflows in RMF amounted to $1.8 billion and Glenwood redemptions were $0.2 billion.

Maturities of $3.2 billion almost entirely relate to a series of agreements that RMF had with a major institution that reached their scheduled maturity at the end of June 2004. These related to fixed-term agreements that RMF had entered into prior to its acquisition by Man.

We have been selling private investor structured products for many years, most of these assets being raised in closed-ended products with long maturities. Accordingly, only a small proportion of total funds under management are currently within funds that will be maturing over the next five years, as shown in the table below.

Private investor funds maturing over next five years

Year ending 31 March	Funds under management at 31 March 2005 $m
2006	337
2007	480
2008	568
2009	1,000
2010	692

Product structuring

We have focused on our product structuring skills for many years and invested in people and systems to maintain a leading market position. Our product structuring business unit numbers over 150 employees in five locations with most of the staff in either Switzerland or London. Their role is to structure, arrange finance and launch Man products. In addition, they manage significant parts of continuing product operations. They have a central role in leading new product and new business development. To carry out these roles, they deal internally with sales and marketing and investment management personnel, and also co-ordinate the relationships with banks, custodians, registrars, lawyers and, where necessary, capital markets.

For the private investor, our structured products have been most in demand, and these products currently account for 62% of our private investor funds under management. The remaining 38% of private investor assets are held in open-ended products. The bulk of our structured offerings provide principal protection in the form of capital guarantees, with a fixed life to maturity, monthly liquidity and increased investment exposure. Guarantees are provided by third party banks and financial institutions and are valid only at the date of the maturity of the fund. Man has gradually increased the life of recent fund products from over nine years in 2000 to the most recent launches which have maturities of over 12 years. The weighted average remaining life to maturity of these guaranteed products, taking into account redemptions to date and investment performance, was around nine years at the end of March 2005. Given the historically low levels of redemptions, there is considerable forward earnings value to be derived from Man's existing portfolio of structured products.

We innovate around our principal protection structures to meet investor needs. Features include variable capital guarantees, which make provision for profits to be locked-in to maturity; liquidity enhancements; and specialist solutions for particular markets, both in terms of product characteristics (for example, variable coupons and capital protection levels) and in terms of structuring features, often working with other financial institutions to "wrap" products to suit investor needs. During the year we completed an arrangement with Credit Suisse First Boston whereby they will provide liquidity by offering secondary market making services to buyers and sellers of a range of our products. This market making initiative allows investors in these products daily liquidity for their investments. Structuring advances and sophisticated financing arrangements enable us to offer products with increasingly diversified underlying strategies even if they are cash intensive. Our approach to creating and managing principal protected structures continues to be guided by the requirement that every portfolio should be able to withstand market shocks and maintain the trading capital required to achieve its target performance.

Funds under management
March 2005 ($ billion)



45
40
35
30
25
20
15
10
5
0
17.7
Institutional
25.3
Private Investor
2.3
Non-Hedge
21.4
Fund of Funds
19.3
Individual Managers
18.7
RMF
5.0
Glenwood
11.0
AHL
8.3
Affiliated Managers & other

The chart shows the split of funds under management by institutional and private investor products; by fund of funds and single manager; and between individual managers.

Private investor assets are allocated principally to AHL, our Affiliated Managers and to Glenwood. These assets are predominantly in structured product format, offering investors exposure to a range of underlying styles. Some $2 billion private investor assets are also allocated to managers within the RMF fund of funds manager content.

Institutional assets are managed principally in fund of funds format, within RMF and to a lesser extent Glenwood.

The fund of funds process allows us to identify and allocate assets to a range of third party managers giving access to a range of styles and managers thus minimising the risks associated with exposure to any one. Whilst Man's structured products also give an investor exposure to a wide range of managers and styles, they are not as diversified as a typical fund of funds. For private investors, Man typically uses wholly owned or Affiliated Managers, thus ensuring a higher level of risk management and greater oversight of investment management.

Investment management

Funds under management in the alternative investments industry as a whole are allocated to a broad range of assets. Currently, industry assets can be allocated into the following broad style categories.

Global breakdown by strategy
at 31 March 2005

	Industry	Man
Equity Long/Short	34%	10%
Market Neutral/Arbitrage	22%	29%
Event Driven	17%	11%
Managed Futures	11%	34%
Global Macro	10%	8%
Other	6%	8%
	100%	100%

Source: HFR, The Barclay Group

Man has a deliberate focus on quantitative strategies and those styles that have a low correlation to traditional markets. As a result, Man has a much higher than average weighting to managed futures (principally through AHL), which accounts for around one third of our assets, and a lower weighting to equity long/short.

For cyclical reasons, certain styles will encounter short-term capacity issues. The most quoted example of this is merger arbitrage where a reduction in the number of mergers has impacted the availability of investment opportunities. Most recently, convertible arbitrage has suffered from a lack of new issuance, and the basic version of this style has seen poor returns recently. However, the dynamic nature of the industry has seen the development of new styles and new investment techniques, creating additional capacity. Whilst we remain confident that most styles have plenty of additional capacity, it is an important part of Man's product offering to offer investors diversification across many different investment styles and to allocate investors' assets actively between styles.

Man Investments operates a number of largely independent investment management teams: AHL, Glenwood, Man Global Strategies, and RMF. Each of these is responsible for the running of their portfolios, within agreed investment guidelines and each has it own Investment Committee and management teams.These teams are overseen by a Supervisory Investment Committee.

Our strategy of growing the range of Affiliated Managers has continued, with alliances with selected managers through strategic relationships, affiliations, investment capacity agreements and joint venture structures. At 31 March 2005, Man Global Strategies had agreements in place with 41 Affiliated Managers, a net increase of five since 31 March 2004, comprising of 16 additions less 11 terminations. The Affiliated Managers have a range of styles including managed futures, arbitrage, long/short equities and global macro. They are located in the US, the UK, Australia and Singapore. In addition, RMF operates a hedge funds seeding programme with a separate team focusing on this area; to date, it has seeded 15 managers. As well as providing additional investment management capacity, these initiatives allow us to offer multi-strategy products through allocations to both internal and affiliated managers across a range of styles. Most recently, we have broadened our strategy to include the taking of equity stakes in larger and more developed managers. Last year we acquired 25% of BlueCrest Capital Management, a manager focused on fixed income and currencies, based in London.

The performance of Man's funds overall has been lacklustre in the year, in line with the alternative investments industry as a whole and the managed futures subset in particular. Man is overweight in the managed futures sector, both through AHL, its largest single manager, and through RMF which allocates to a large number of third party managers.

As a result, RMF slightly underperformed the HFRI Fund of Funds Index and the structured products, represented by Man Global Strategies, showed a small negative return. Although AHL recorded a -5.4% return for the year to 31 March 2005, this was in line with its peers, as shown by the Stark 300 Index which returned -5.9%. AHL's long-term track record remains well ahead of the index, showing a compound annual growth rate of 17.8% since December 1990 (the date of inception of Athena Guaranteed Futures Ltd) compared to the Stark 300 Index which showed 7.6%. We continue to believe that managed futures offer an attractive style component of products and that our funds are well-placed to continue to provide attractive returns to our investors over the long-term. Glenwood seeks to provide investment returns with low risk and little correlation to the returns from the stock market overall. This results in a portfolio that has a higher than industry average allocation to highly-hedged equity long/short strategies and relative value strategies, and which tends to avoid those areas which carry more market risk. In years, such as last year, where a combination of low volatility and tighter pricing reduced the opportunity of profitable trades in those areas, Glenwood will underperform relative to the industry overall which has a higher risk tolerance both in absolute terms and relative to the equity market. The overall investment movement on Man's funds under management was $0.1 billion positive.

Performance records
Compound annual rate of return to
31 March 2005

	1 year to 31 Mar 2005	3 years to 31 Mar 2005	5 years to 31 Mar 2005
AHL Diversified Programme[1]	-5.4%	13.8%	13.9%
Glenwood[2]	0.6%	1.4%	3.5%
Man Global Strategies[3]	-2.7%	8.5%	9.5%[3]
RMF[4]	3.0%	7.2%	7.1%
BlueCrest[5]	6.9%	9.2%	14.6%[5]
HFRI Fund of Funds Composite Index	4.6%	6.4%	4.0%
World stocks	11.1%	6.9%	-2.5%
World bonds	5.5%	14.5%	8.2%

Source: Man database, and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

[1] AHL Diversified: represented by Athena Guaranteed Futures Limited.

[2] Glenwood: represented by Man-Glenwood Multi-Strategy Fund Limited.

[3] Man Global Strategies: represented by Man Multi-Strategy Guaranteed Limited. Inception July 2000 so five year track record is approximated by 4 years 8 months since inception.

[4] RMF: represented by RMF Absolute Return Strategies I (dividends re-invested).

[5] BlueCrest: represented by BlueCrest Capital International Limited. Inception November 2000 so five year track record is approximated by 4 years 4 months since inception.

Note: All figures are shown net of fees and commissions, where applicable.

World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Performance of AHL Diversified Programme[1]
20 December 1990 to 31 March 2005



AHL Diversified Programme
World stocks
World bonds
13000
11000
9000
7000
5000
3000
1000
92 93 94 95 96 97 98 99 00 01 02 03 04 05

Index value (Log scale)

	AHL Diversified[1]	World stocks	World bonds
Total return	943.0%	237.9%	189.9%
Annualised return	17.8%	8.9%	7.7%
Annualised volatility	17.0%	13.8%	6.5%
Worst drawdown	-21.1%	-46.3%	-7.9%
Sharpe ratio[2]	0.80	0.37	0.50

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

[1] AHL Diversified: represented by the performance of Athena Guaranteed Futures Limited (prior to 1 October 1997, actual trading results have been adjusted to reflect the current guaranteed public fee structure).

[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

AHL implements managed futures investment programmes. These programmes are quantitative and primarily directional in nature, meaning that they seek to take advantage of upward and downward price trends. AHL's track record, which dates back to 1983, has always been supported by a strong research ethic. Sophisticated research is central to this manager's ability to extend the range and versatility of its original investment techniques. In addition to a well-grounded investment philosophy and a dedicated team of investment specialists, AHL owes much of its success to its robust and finely-tuned trading and implementation infrastructure. Every aspect of AHL's investment and execution process is analysed in detail to identify and extract efficiency gains. The continuity of the AHL investment philosophy and principles – diversification, discipline, efficiency, rigorous risk control and ongoing research – have been as much a feature of this manager's history as refinements to its investment process.

Funds under management in the programmes increased during the year from $10.3 billion to $11.0 billion. The ability of the AHL programmes to manage higher levels of assets whilst avoiding performance degradation depends on a process of continuous refinement, including trading model improvements, sophisticated portfolio construction, the addition of new markets and the introduction of higher capacity products.

The AHL Diversified Programme, as represented by the performance of Athena Guaranteed Futures Ltd, recorded a return of -5.4% in the year to 31 March 2005. AHL saw negative returns in the three months to June 2004 from most sectors, particularly currencies and metals, although this was partially offset by gains in energy and bonds thereafter. Established short positions in the US currency thrived after the US dollar tumbled on the back of concerns over the size of the country's budget and current account deficits.

The longer-term performance of the AHL Diversified Programme is shown in the table above. The programme has proved its ability to outperform world stocks with controlled risk and, as represented by Athena Guaranteed Futures Ltd, has recorded a compound annual return of 17.8% from 20 December 1990 to 31 March 2005. The returns from AHL have an extremely low correlation to stock market returns – over the period since inception AHL has a small negative correlation to the MSCI World Stock Index.

Performance of Glenwood Portfolio[1]
1 January 1987 to 31 March 2005



Glenwood[1]
World stocks
World bonds
6000
5000
4000
3000
2000
1000
88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Index value (Log scale)

	Glenwood Portfolio[1]	World stocks	World bonds
Total return	485.5%	368.6%	314.5%
Annualised return	10.2%	8.8%	8.1%
Annualised volatility	6.1%	15.0%	6.8%
Worst drawdown	-13.7%	-46.3%	-7.9%
Sharpe ratio[2]	0.79	0.30	0.42

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

[1] Glenwood Portfolio: represented by the performance of Glenwood Partners L.P. (net of all fees and commissions) from 1 January 1987 to 31 December 1995 and Man-Glenwood Multi-Strategy Fund Limited from 1 January 1996. (Since 1 January 1996 actual trading results have been adjusted to reflect the current fee structure of the Man-Glenwood Multi-Strategy Fund Limited). It should be noted that the fees, leverage and the exact mix of the managers have varied over time and as a result performance in any future product advised by Man-Glenwood GmbH will vary.

[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Glenwood has been a pioneer in providing multi-manager fund of hedge funds portfolios that target stable risk-adjusted activities not correlated to other asset classes. Glenwood has been selecting and combining hedge funds to generate strong risk-adjusted returns since 1987, making it one of the most long-established fund of hedge fund managers. It seeks to minimise manager, strategy and market risk by investing across a diversified range of approved managers that implement complementary investment strategies. Through its long-standing experience in the hedge fund industry, Glenwood has built up an extensive network of industry contacts.

Glenwood delivered a flat return in the year to 31 March 2005 on a risk-adjusted basis. Glenwood was held back by both equity-based strategies due to weakness in certain sectors of the equity markets and also by relative value, principally convertible bond arbitrageurs, with most styles being relatively flat.

Performance of Man Multi-Strategy Guaranteed Limited
15 July 2000 to 31 March 2005



Man Multi-Strategy Guaranteed Limited
World stocks
World bonds
1800
1600
1400
1200
1000
600
2001
2002
2003
2004
2005

Index value USD (Log scale)

	Man Multi-Strategy Guaranteed Ltd	World stocks	World bonds
Total return	53.7%	-8.6%	48.4%
Annualised return	9.5%	-1.9%	8.7%
Annualised volatility	10.8%	15.4%	7.4%
Worst drawdown	-11.1%	-44.6%	-5.7%
Sharpe ratio[1]	0.66	n/a	0.80

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative. Because the Sharpe ratio is an absolute measure of risk-adjusted return, negative Sharpe ratios are shown as N/A, as they can be misleading.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

Man Global Strategies constructs and manages hedge style and multi-strategy portfolios, including many of the portfolios for our structured products. As a result, its funds under management comprise allocations to both Affiliated Managers and to Man's core managers – AHL, Glenwood and RMF. In the funds under management chart, we have broken down the Man Global Strategies products into the constituent parts to avoid a double count.

The manager sourcing activities form alliances with selected managers through strategic relationships, affiliations, investment capacity agreements and joint venture structures. The manager portfolio reflects a wide range of relative manager maturities, from established managers through to start-up incubation projects, some of which are nurtured through a "trader hotel" concept that enables Man to provide a supportive environment for the early stages of managers' businesses. In all activities – manager sourcing, due diligence, portfolio construction and monitoring – there is a strong emphasis on risk management and on operational/financial control at both the manager level and in the disciplines within Man Global Strategies itself.

At 31 March 2005, Man Global Strategies had agreements in place with 41 Affiliated Managers, a net increase of five since the beginning of the year. Man Global Strategies currently has 11 strategic alliances, 26 capacity relationships and four others in early stages of sponsorship. The range of hedge fund styles represented in the portfolio includes arbitrage, directional, equity hedge, long/short equities and managed futures.

Man Global Strategies constructs a number of separate products designed to target varying levels of risk. The manager has shown a consistent ability to produce returns, as shown by the first multi-manager launch Man-IP 220 in 1996 which has generated an annualised return of 15.7% from inception to 31 March 2005. As more managers have been sourced and developed, so Man Global Strategies has been able to pass the benefits of this diversification on to investors by improving risk-adjusted returns. A good example of such a product is Man Multi-Strategy which, as can be seen in the chart above, has demonstrated its value as part of a diversified portfolio, generating an annualised return of 9.5% from inception to 31 March 2005. Its return for the year to 31 March 2005 was -2.7%, held back by weak performance in managed futures and relative value, principally convertible bond arbitrageurs.

Performance of RMF Absolute Return Strategies I[1]
1 July 1998 to 31 March 2005



RMF Absolute Return Strategies1
World stocks
World bonds
1600
1400
1200
1000
800
600
1999
2000
2001
2002
2003
2004
2005

Index value USD (Log scale)

	RMF Absolute Return Strategies[1]	World stocks	World bonds
Total return	61.5%	19.5%	59.4%
Annualised return	7.4%	2.7%	7.2%
Annualised volatility	3.9%	16.0%	7.4%
Worst drawdown	-7.3%	-46.3%	-7.9%
Sharpe ratio[2]	0.95	0.03	0.49

Source: Man database and Bloomberg. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.
[1] RMF Absolute Return Strategies I is shown with dividends reinvested.
[2] Sharpe ratio: Sharpe ratio is calculated using the risk-free rate in the appropriate currency over the period analysed. Where an investment has underperformed the risk-free rate, the Sharpe ratio will be negative.
World stocks: MSCI World Stock Index (total return). World bonds: Citigroup Global Government Bond Index – All Maturities (total return).

RMF provides fund of hedge funds and bespoke solutions for institutional investors as well as offering specialised expertise in leveraged finance and convertible bonds. This content has been attractive to institutional investors and increasingly has been applied also in structured and open-ended products directed at private investor channels. Drawing on established relationships in the alternative investment community, RMF's teams are able to access high quality managers and practitioners. This manager's structured investment model can be systematically scaled to manage increasing investment volumes and a premium is placed on skill-based strategies that are repeatable and have a clearly defined source of return.

In addition, RMF maintains an "incubator" of hedge funds (HFV) with a separate team focusing on this area. At 31 March 2005, it had agreements in place with 15 managers, a net increase of six managers in the year. RMF utilises a fund, with external investors, designed as a vehicle for sponsoring new managers. The investment terms usually involve holding equity in the management company along with capacity-access agreements. The situations in which it invests typically involve a credible senior management team setting up a new independent programme within the well-established "de-consolidation" tendency among hedge fund managers.

In the year to 31 March 2005, RMF was up by 3.0%. RMF, as represented by diversified multi-manager products such as RMF Absolute Return Strategies I, slightly underperformed the fund of funds index because of its higher exposure to the cyclically weak managed futures sector.





Kevin Davis
Managing Director, Man Financial

Man Financial

Man Financial is one of the world's largest futures and options brokers, with a global presence and offices in New York, Chicago, London, Paris, Singapore, Sydney, Taiwan and a new office in Hong Kong. Man Financial provides intermediary and matched principal broking and other related services to a worldwide client base, which ranges from financial institutions, asset managers and industrial groups, to professional traders and private clients.

The calendar year 2004 marked Man Financial's 25th anniversary in the brokerage business. This year, Man Financial has achieved a record profit before tax and goodwill amortisation of $145 million, an increase of 21% over the previous year. Brokerage accounted for about 17% of the Group's total pre-tax profit before goodwill amortisation and exceptional items for the year. Brokerage's compound annual growth rate since 2000 is over 29%.

Market growth and evolution

The derivatives markets continued its 25 years of growth with another year of record volumes. The increasing sophistication of users of the derivatives markets and broadening of the customer base has been a primary influence. The use of risk management in institutions and corporations has continued to increase, driven by regulatory developments. Balance sheet risks are being increasingly hedged and there has also been a greater appreciation of the value of credit intermediation, where clearing houses act as a counterparty for exchange traded instruments, versus the more traditional OTC market where there is bilateral credit risk. Another major driver of market volumes is the continuing growth of the asset management industry and its expanding use of the listed derivatives markets. Exchanges offer a daily settlement structure to meet demands of the hedge fund industry for price transparency. In addition, fund managers increasingly view derivatives as an efficient source of leverage with high levels of liquidity and low transaction costs.

Although the listed derivatives markets have grown significantly, they are still small relative to the Over the Counter (OTC) markets, and so have the potential for continued strong growth.

World volume of exchange traded futures and options on futures
(in millions of contracts – log scale)



4000
3500
3000
2500
2000
1500
1000
500
86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05

Source: CFTC, BIS
Note: excludes options on individual equities and Asian equity indexes.

The major driver of volumes this year has been increased competition among the exchanges, and the resultant decrease in transaction costs and increase in market access. Eurex, Euronext and CME, now operating as public companies, have reduced their fees and the CBOT in response to Eurex's entry into the US has also reduced fees and is preparing for conversion from a mutual to a corporate structure. They are all investing heavily in technology, reducing transaction costs and increasing market access through online trading products.

Leading market positions

The volume of business transacted through Man Financial on a single day has been as high as 6 million lots, comparable to a day's volume on a major global derivatives exchange. We now clear, on average, in excess of 2.5 million contracts per day and, in addition, execute over 1 million contracts per day. This large pool of liquidity enables us both to attract new clients and to recruit producers who can utilise these significant internal flows within the organisation. This flow provides significant economies of scale and market information, enhancing our ability to react, participate and benefit from the changing nature of the derivatives markets. The table overleaf shows Man Financial's current rankings on the world's major futures exchanges.

Man Financial – Exchange rankings
As at March 2005

Exchange	Location	Measure	Ranking
Eurex+	Europe	Execution	1st
Euronext/LIFFE	Europe	Execution	1st
CME	US	Execution	1st
CBOT	US	Execution	1st^
NYMEX	US	Cleared	1st
IPE	UK	Cleared	1st
LME	UK	Cleared	2nd*
SFE	Australia	Execution	5th

Source: Exchange publications
+ excludes single stock options
^ non-member business
* estimated (no official rankings published)

Revenue diversity
Revenues flow from four sources: execution fees, clearing fees, matched principal spreads and interest income. Our focus has been on the high margin, and higher growth, execution and matched principal functions. These complement our extensive clearing business, where significant client balances, currently in excess of $8 billion, accrue increased trading interest income as global interest rates rise.

Revenues by type ($ million)



Interest
Matched principal
Execution only
Clearing
800
700
600
500
400
300
200
100
0
2001
2002
2003
2004
2005

Source: Man database

Product diversity
Man Financial has established a leading presence in the institutional brokerage of Interest Rate Products, Foreign Exchange, Energy, Metals, and Equity Derivatives, whilst maintaining a strong position in the provision of execution and clearing services to the professional trader and private client market. We enjoy strong positions in both the traditional voice-broker sector as well as the growing online sector of these markets.

Our diversity of customers and products affords revenue protection in the event of a downturn in volumes in any specific market.

Revenue by business line
– year to 31 March 2005

1 Interest rate products: 34% (2004: 31%)
2 Equities: 12% (2004: 13%)
3 Forex: 11% (2004: 13%)
4 Energy/Metals: 18% (2004: 15%)
5 Fund clearing: 8% (2004: 7%)
6 Private clients: 13% (2004: 17%)
7 Professional traders: 4% (2004: 4%)



1
2
3
4
5
6
7

In the financial year, all business areas performed well. We achieved outstanding returns in our Interest Rate Products business; from growth in the client base, successful recruitment of producers, and the continued development of the cash bond business in London and New York. These two offices, in addition to the strong franchises that we have in Chicago, Paris, Singapore and Sydney, have achieved leading positions in their markets. The results were achieved during a year that had intermittent periods of subdued market activity.

Our Foreign Exchange business had another excellent year. We continued to expand our client base and service capabilities, as markets reached record volumes. The units in New York, London and Asia continued to bridge the cash and derivative markets for clients looking for seamless market access. The increase in electronic access to the foreign exchange markets expanded overall market volumes.

Our Institutional Equities business continued to perform well, anchored by our leading position in equity derivatives, including the contract for differences ("CFD") product which is actively used by the fund management community. We have expanded this business to provide execution services in European shares for institutions looking to access market liquidity. Revenues have increased significantly and we are now doing business with 65% of the top 80 institutional buyers of European shares.

The profitability of our Energy business increased substantially this year. The energy industry is also seeing a convergence in the cash and futures markets with some exchanges now providing a clearing mechanism for selected OTC products. This has provided us with the opportunity to expand our traditional focus on industry participants to include asset managers. Significant recruitment in both London and New York has given added strength and breadth to our team. The acquisition in April 2004 of our next largest competitor in NYMEX execution services significantly expanded our position there. We have repositioned the business from a clearing-driven activity to an execution-driven business while maintaining a strong share of the energy clearing market.

Our Metals business showed very strong growth for the second year in a row. We have continually expanded our client base, market share and profits in recent years. We have an 8% share of this market and a global client base which has expanded by 14%. This year our efforts have been rewarded as the growing demand generated significantly higher prices, volatility and volumes.

Fund Clearing Services saw significant growth in profits as we expanded our client base. This area also provides clearing services to Man Investments for many of its activities in these markets. The asset management community is a primary focus for our clearing services. The overall growth of the asset management community and its increasing use of listed derivatives continues to provide opportunity for more growth in this business.

Our Private Client business continued to expand its presence, both in Europe and in the US. The mix of futures, equity derivatives and foreign exchange, and the continued roll-out of electronic platforms underpinned this expansion. Interest income increased with growing client balances and increasing interest rates. Our offering in these markets includes both an execution and clearing service in electronic or full service form. GNI Touch's e-commerce business for the professional trader community also had a strong year as electronic market volumes reached new records.

Focus on overheads

Brokerage has been able to grow its business organically and integrate acquisitions effectively. This has resulted in a significant drop in the ratio of fixed costs to net revenues, from 75.1% to 72.5% in the last year. By successfully positioning itself as a technology integrator rather than a developer, and linking together industry standard products to provide straight through processing, we have grown without costly technology investment. The continued migration to electronic markets provides continuing opportunity for cost rationalisation.

Managing market change

Managing change in the market is a core competence of Man Financial, whether that change be the evolution of the markets to electronic media or the convergence of the cash and derivative markets. The conversion of the futures markets from floor-based exchanges to electronic markets has diminished the role of the passive broker while providing opportunity to those with an understanding of market dynamics and access to liquidity.

As the world's futures markets moved on-screen, first in Europe and subsequently in the rest of the world, market liquidity in the most actively traded front months of the large interest rate markets were increasingly self-executed by clients. At the same time, the large volumes in the less liquid deferred months and options saw the liquidity on-the-screen reduce as market participants were reluctant to commit to prices on-the-screen. The gap between bid and offer prices increased creating a role for brokers who could effectively access liquidity from their own customer base. Man Financial recognised this process and became a leader in accessing market interest (within the applicable exchange regulations) on behalf of large institutions and asset managers. This position at the centre of market liquidity in many of these products continues as our client base grows, further expanding the sources of liquidity.

The European financial futures markets at Eurex and Euronext are now exclusively screen-traded while Chicago's CBOT and CME have passed the 70% mark in screen-trading. Sydney is completely electronic while Singapore is well into transition phase. As this evolution continues, Man's experience in Europe is helping to strengthen our position in US markets as evidenced by our recent increases in market share.

The convergence of the cash and futures markets has been another significant change in the world's derivatives markets in virtually all market sectors. This has provided an opportunity for Man Financial and is increasingly a major focus of our efforts to provide value to our clients. The cash markets in interest rates, equities, energy and metals were, until recently, closed communities of large institutions with less well developed trading protocols and clearing structures – where they existed. Today cash bonds are traded electronically and cleared through large clearing houses making them accessible to a larger range of participants. This allows asset managers to take advantage of the changes in relative value between the futures and cash markets, which momentarily lag each other in value. This is equally true in the equity and foreign exchange markets and the energy and metals markets. Our strong position at the centre of liquidity in the futures markets has allowed us to bridge these markets for our clients. We have strengthened significantly our cash market capabilities in all of these market sectors, benefiting profit margins and return on capital.



Financial Review



Peter Clarke
Finance Director, Man Group plc

This Review summarises the financial performance of the Group's businesses during the year and assesses that performance against our financial objectives. It includes a detailed analysis of the results, expenses and margins for the Group's two businesses, together with a commentary on the balance sheet and cash flows. The way in which the Group manages, monitors and quantifies the risks inherent in its businesses is set out in the 'Risk and risk management' section in the second half of this Review.

As anticipated in the 2004 Annual Report, the Group has changed its presentation currency from sterling to US dollars with effect from 1 April 2004, to reflect the fact that the majority of the Group's revenue streams, assets and liabilities is denominated in US dollars.

One of the key areas of focus in the year has been preparation for the Group's conversion to International Financial Reporting Standards (IFRS). The Group will be implementing IFRS for the financial year ending 31 March 2006 and work to meet the requirements of IFRS is progressing to plan. Our aim is to ensure that communication of the impact on the Group of IFRS is timely, clear and effective. To achieve this, it is intended to separate developments in the business, including the results for the year and financial position at the year-end, from the effect of changes in accounting as a result of adopting IFRS. Accordingly, it is planned to release summary IFRS financial information for the financial year ended 31 March 2005 (with reconciliations to the previously published UK GAAP figures) on 5 July 2005. A qualitative update on the likely impact of IFRS is contained in this Review. The Interim Report for the year ending 31 March 2006 will be produced on a full IFRS basis in November 2005.

Achievement of financial objectives

The Board believes that long-term shareholder value will be achieved through continued delivery of significant growth in underlying earnings per share and the maintenance of high levels of post-tax return on equity. For this reason these two measures continue to be the basis for the Group's financial objectives and are also the performance criteria used for the Group's long-term incentive schemes. The Group has achieved these objectives in the current year, as it has in each year since they were set in March 2000.

Diluted underlying earnings per share has grown by 28% over the last year and by 42% compound per annum over the last five years. Underlying earnings represent net management fee income from Asset Management plus Brokerage net income. This measure excludes the net performance fee income from Asset Management, Sugar Australia, goodwill amortisation and exceptional items (a full reconciliation of underlying earnings and underlying earnings per share to their corresponding statutory figures is shown in note 13 to the Accounts). Underlying earnings per share are lower than total earnings per share but we target the former measure when reviewing results because it does not include performance fee income which, although valuable to shareholders, introduces volatility when looking at year-on-year comparisons. Long-term it is appropriate for the Group to be judged on growth in diluted earnings per share on total operations, including performance fees (the statutory measure). This measure has grown by 27% compound per annum over the last five years, although because of the decrease in performance fees earned, it has grown to a lesser extent in the year, up 8% on last year.

Diluted earnings per share (cents)


EPS on total operations
Underlying EPS
2001
71
45
2002
81
65
2003
117
94
2004
168
141
2005
182
181
0 20 40 60 80 100 120 140 160 180 200

As well as seeking growth that is profitable and sustainable, our second financial objective is to target an efficient capital structure so as to maintain high levels of post-tax return on equity whilst retaining a strong Group balance sheet.

The Group's post-tax return on equity for the year was 26.8%. This compares to 32.5% last year. The decrease results from a combination of a materially higher level of net assets this year, reflecting a high level of retained earnings, and a modest increase in total post-tax profits, with increased management fee income largely offset by a decrease in net performance fee income.

Post-tax return on equity (%)



2001
32.1
2002
30.7
2003
26.9
2004
32.5
2005
26.8
0
5
10
15
20
25
30
35
40

Capital and capital management

Approach

The Group's capital management framework is intended to ensure that it maintains sufficient capital to:

- Meet regulatory requirements at all times.
- Support business growth and the Group's distribution policies.
- Achieve an appropriate credit rating for the Group.
- Enable the Group to access sufficient committed funding to meet stressed liquidity requirements.
- Absorb unexpected losses that might arise from the current and projected risk profile of the business, including credit, market, operational and business risks.

This framework is supplemented by a risk assessment which quantifies the capital requirements of the Group's business activities. The Group's risk appetite includes targets designed to maintain an appropriate surplus over the minimum perceived as necessary to meet the above objectives.

Given the Group's objective of maintaining a high post-tax return on equity, it is not the Group's policy to hold excess capital for protracted periods. Accordingly, the Group manages its capital structure over time to target a prudent balance between equity and various forms of debt capital available in the capital markets.

Distribution policy

The Group's policy is to grow the level of dividend in US dollar terms, whilst maintaining cover of at least two times underlying earnings. The total dividend for the year has grown by 30% from last year in US dollar terms. This year's dividend is covered 2.7 times by both underlying earnings and total earnings. The Group declares its dividends in US dollars but will continue to pay the dividends in sterling, except where private overseas shareholders have elected to receive dividends via the Transcontinental Automated Payments Service (TAPS).

The Group also earns substantial performance fees in addition to underlying earnings, and it remains the Board's long-term strategy to use an amount of up to the Group's post-tax performance fee income in the repurchase of its own shares where to do so is earnings enhancing to shareholders. This share repurchasing will take place in the market on a continuing basis from year-to-year rather than being confined within the accounting periods during which performance fees are earned. During the year 3,346,831 ordinary shares were repurchased at an average cost of £12.76 per share (more details are given in the Directors' Report on page 49). This repurchasing activity was earnings enhancing, resulting in a 0.2% accretion to both diluted underlying earnings per share and diluted earnings per share on total operations in 2005.

WACC

The Group's estimated weighted average post-tax cost of capital ("WACC") is 8.0%. This figure is based on a cost of equity of 8.5% (using CAPM and assuming a beta of 0.86 – source: Bloomberg) and a post-tax cost of debt of 5.0%. With a post-tax return on equity of 26.8% for the year, the Group's shareholders are seeing a return of over three times the Group's cost of capital. Over the last five years returns have varied between three and five times the Group's WACC, with the level of performance fee income in the year being the main cause for variation.

Regulatory capital

The Group is subject to minimum capital requirements set by various regulators of its worldwide businesses. The Financial Services Authority (FSA) supervises the Group on a consolidated basis and the Group submits returns to the FSA on its capital adequacy. Various subsidiaries within each of Brokerage and Asset Management are directly regulated by the FSA or supervisors in other countries, which set and monitor their capital adequacy.

The FSA has divided its definition of capital into categories, or tiers, reflecting different degrees of permanence of the capital, its ability to absorb losses, where it ranks in the event of winding up and whether there are any fixed costs, i.e. obligations to pay interest or dividends.

The Group currently has core Tier 1 capital, represented by fully paid up share capital, reserves (excluding revaluation reserves) and audited retained earnings, less intangible assets and other less significant deductions; Lower Tier 2 capital, represented by its subordinated debt; and Tier 3 capital, represented by post-tax profit in Brokerage relating to the second half of the financial year.

Group's regulatory capital position

	Unaudited 31 March 2005 $m	**Audited 31 March 2004 $m**
Share capital and reserves*	2,140	1,794
Less goodwill and other deductions	(940)	(1,066)
Available Tier 1 Group capital	1,200	728
Tier 2 capital – subordinated debt	160	160
Own funds	1,360	888
Tier 3 capital – interim trading book profits	60	58
Group Financial Resources	**1,420**	**946**
Less Financial Resources Requirement (including liquidity adjustments):		
• Asset Management	(400)	(339)
• Brokerage	(470)	(368)
Group Financial Resources Requirement	**(870)**	**(707)**
Net excess of Group capital	**550**	**239**

* Excludes retained profits for the second half of the financial year as these were unaudited as at 31 March

In the above table, the Group Financial Resources Requirement represents the minimum amount of Financial Resources (regulatory capital) that the Group must hold on a consolidated basis in order to meet the capital adequacy requirements of the FSA. This capital is intended to be available to absorb unexpected losses and is calculated in accordance with standard regulatory formulae that relate primarily to credit and market risk. The increase in 2005 in the available Tier 1 capital of $470 million relates almost entirely to the increase in the Group's retained earnings.

The increase in the Brokerage financial resources requirement largely relates to a change in the basis of calculation of the credit risk requirement by the regulators in the US; the requirement was based on 4% of segregated customer balances in 2004 but is now based on 8% of maintenance margin.

As from 1 April 2005, the Group's regulatory capital position will be based on IFRS figures, but these will be subject to adjustments as set out by the FSA in Policy Statement 05/5. An assessment of the impact of converting to IFRS is discussed in this Review. The main regulatory capital implication for the Group of converting to IFRS is the reclassification of unamortised sales commissions from prepayments to intangible assets. Adjusting for IFRS, and including the retained earnings for the second half of the financial year (effective from 26 May 2005 – the date of the auditors' report), the Group's regulatory capital headroom has decreased from $550 million to be in the region of $400 million.

The Group is also required to maintain adequate resources to ensure that there is no significant risk that it cannot meet its liabilities as they fall due i.e. to address liquidity risk. While additional amounts of regulatory capital are required in respect of less liquid assets, holding capital does not form the principal element of the Group's approach to liquidity risk management. Rather this is based on the Group's ability to access committed financing facilities, as detailed in the 'Available liquidity' section of the 'Risk and risk management' part of this Review.

Economic capital

The Group currently uses a risk-adjusted capital methodology to allocate capital across its business activities. The model quantifies credit, market and operating risks within each business unit and assigns capital accordingly. In addition, capital is allocated to a limited number of other factors, principally goodwill, as well as an allocation to reflect the need to maintain certain minimum levels of capital for regulatory purposes where applicable. These methods have been applied in disclosing the segmental net assets in note 2(c) to the Accounts.

The process by which the Group makes its internal assessment of its capital requirements is being strengthened by an economic capital model that has been under development during the year. Economic capital is calculated to a confidence level consistent with the Group's minimum target credit rating for credit, market, operational and business risks, and takes account of the diversification benefits within and between risk categories and the divisions. While this model is still subject to refinement, the preliminary results show an economic capital requirement that is lower than the regulatory capital requirement. The Group intends to use this enhanced economic capital model framework for risk assessment, capital allocation and risk disclosure purposes during the current year and also as the basis for the "Pillar 2" FSA internal adequacy assessment for regulatory purposes.

Summary of results

Profit before tax on total operations was up 10% to $784 million. Excluding goodwill amortisation and exceptional items, pre-tax profits increased 7% in the year to $880 million. Underlying pre-tax profit increased 31% in the year to $759 million. The principal reason for the small increase in profit on total operations but the significant growth in underlying profits is the decrease in performance fees earned in the year.

Pre-tax profits ($ million)



Underlying PBT
PBT on total operations
PBT before goodwill amortisation and exceptionals
2001
148
234
263
2002
223
277
305
2003
355
459
538
2004
579
715
821
2005
759
784
880
0 100 200 300 400 500 600 700 800 900

The Group's profit before tax, goodwill amortisation and exceptional items by business segment is set out in the table below:

	2005 $m	2004 $m
Asset Management net management fee income	614	459
Asset Management net performance fee income	119	236
Brokerage	145	120
Sugar Australia	2	6
	880	821

Sugar Australia reflects the contribution from a former minority interest in an independently managed, unincorporated joint venture sugar refinery. This was a residual investment from the Group's historical physical trading activities, which it sold on 5 August 2004 to CSR Limited, thus completing the Group's strategy of exiting all its agricultural products businesses. The results of Sugar Australia are not disclosed as discontinued on the face of the profit and loss account as the sale does not have a material effect on the nature or focus of the Group's operations. For information purposes the results relating to Sugar Australia are given in note 8 to the Accounts.

Profit and loss account

The table below provides a split of the Group's profit and loss account between its two principal businesses.

Asset Management – operating income, costs and margins

Man Investments earns both management fees and performance fees. Management fee income consists of management fees and brokerage fees, and also includes, to a lesser extent, other types of fee, such as: risk transfer fees (on guaranteed products); liquidity or cash management fees; valuation fees; consultancy fees; and registrar fees. These fees are typically based on a percentage of funds under management. Gross management fee income has increased by 29% over last year, reflecting the growth in funds under management.

Performance fees principally reflect incentive fees earned on funds under management, and are usually based on a percentage of incremental fund performance in excess of the previous performance peak for the relevant product. Performance fees are charged to align the interests of the managers with investors and ensure focus on absolute performance. Measurement dates for calculating performance fees vary, but AHL funds are typically measured monthly (some weekly) whilst RMF and Glenwood funds tend to have annual measurement dates, usually 31 December. Performance fee income will typically exhibit volatility, reflecting underlying fund performance and timing, and this can be pronounced when comparing one accounting period with another. As the Group continues

Year to 31 March 2005	Asset Management $m	Brokerage $m	Sugar Australia $m	Group Total $m
Fees and commissions receivable	1,236	1,101	–	2,337
Fees and commissions payable	(218)	(726)	–	(944)
Net trading interest income	15	109	–	124
Other operating income	49	–	–	49
Net operating income	**1,082**	**484**	**–**	**1,566**
Operating expenses	(384)	(383)	–	(767)
Operating profit	**698**	**101**	**–**	**799**
Associates and JVs	35	–	2	37
Net interest income/(expense)	–	44	–	44
Profit before tax, goodwill and exceptionals	**733**	**145**	**2**	**880**
Goodwill amortisation	(79)	(12)	–	(91)
Exceptional items	(5)	–	–	(5)
Profit before tax on total operations	**649**	**133**	**2**	**784**
Taxation				(176)
Minority interests				–
Profit for the financial year				***608***

to diversify the range of managers and increase the proportion of lower volatility products, in particular for the institutional investor, performance fee income should become less variable year-on-year. Performance fees also include net gains on "seeding" investments in some of our funds and gains on redemption-bridging activities.

Fees and commissions payable in Asset Management largely relate to sales commissions paid to intermediaries, which are based on the amount of their sales of Man's products. In addition, a small percentage of total commissions is paid to certain employees, the amount being dependent on the level of sales achieved by their regional office. Sales commissions are paid upfront when a fund product is first launched and/or are paid annually as trail commission. Upfront commissions are capitalised and amortised to the profit and loss account on a straight line basis over the shorter of five years and the period during which fees are payable by the investor for early redemption. Trail commission is charged to the profit and loss account as incurred. The sales commission profit and loss account charge in 2005 was split 37%:63% between the annual amortisation of upfront commission and trail commission paid in the year.

Operating expenses in Asset Management increased 7% from $358 million in the prior year to $384 million in 2005. Of this amount, $148 million (39%) are variable overheads, relating to employee discretionary bonus payments, which are broadly unchanged from the prior year. The increase in operating expenses in the year is largely from the investment in infrastructure to support the growth of the business. Operating expenses are 35% of net operating income. This operating margin is consistent with the average over the last five years.

The table in the next column shows an analysis of net management fee income and net performance fee income over the last five years and the margin ratio, as a percentage of average funds under management (FUM) in each year. Net management fee income includes the fee income described above less all sales commissions payable, finance costs and all overheads not allocated to performance fees. Net performance fee income includes the fee income detailed above less those overheads allocated to performance fees, which almost entirely relate to employee performance compensation.

The ratio of net management fee income to funds under management is lower for institutional products than for private investor. In 2005, this margin was 2.1% and 0.7% for private investor and institutional products respectively. The main reason for this is that the Group only receives a fund of funds management fee for institutional assets, whereas for private investor products the Group additionally receives underlying manager fees. Although distribution fees payable, if any, are lower for institutional products, the impact of this is not sufficient to offset the lower headline fee income. The ratio of operating expenses to management fee income is similar for institutional and private investor products. The mix of the Group's FUM between institutional and private investor therefore has a significant impact on management fees as a percentage of total assets. Prior to 2003, the management fee/FUM ratio had been falling slightly. This was not because of any reduction in the profitability of the Group's core private investor products, but rather a result of an increasing level of institutional assets as a percentage of the total. In 2003, the acquisition of RMF had a significant effect on the ratio since it manages almost exclusively institutional money. From 2004 onwards the ratio has increased as institutional fee margins have increased and private investor assets have increased as a percentage of the total from 52% to 59% over the last two years.

The performance fee/FUM ratio reflects the underlying performance of the Group's products during each accounting period. Performance fees from institutional fund products tend to be lower as these products target lower returns (and lower volatility).

	2005	2004	2003	2002	2001
Net management fee income ($m)	614	459	280	169	104
Management fees/FUM	1.5%	1.4%	1.3%	1.9%	2.0%
Net performance fee income ($m):					
First half of year	29	55	54	48	1
Second half of year	90	181	124	31	111
Full year	119	236	178	79	112
Performance fees/FUM	0.3%	0.7%	0.9%	0.9%	2.2%

In the profit and loss account table above, Associates and JVs is the contribution from financial interests in Affiliated Managers and includes established managers, such as BlueCrest and new managers. BlueCrest contributed $12 million to net management fee income and $14 million to net performance fee income in the year.

Brokerage – operating income, costs and margins

In Brokerage, commissions receivable arise from those businesses where Man Financial acts as intermediary and also from those businesses where it acts as a matched principal broker, such as foreign exchange, securities, metals and energy trading. Net trading interest income is earned on segregated customer balances that are held off balance sheet in accordance with UK accounting practice. Total operating income, including net trading interest income, has increased 10% reflecting the continued recruitment of producer teams, growth in market share and the benefits of active markets.

Commissions payable relate to fees charged by the exchanges, fees paid to other brokers, rebates to introductory brokers and commissions paid to internal producer teams. There is no fixed element of these commissions; they are all based on sales volumes or profit contributions.

Operating expenses in Brokerage have increased 6% from $361 million in the prior year to $383 million in 2005, reflecting Man Financial's ability to grow its revenues without having to expand significantly its support and administrative functions. Of the $383 million operating expenses in 2005, $42 million relates to variable employee compensation.

The table below shows an analysis of the profit and operating expenses margins in Brokerage.

	2005	2004	2003	2002	2001
Net operating income plus net interest income ($m)	528	481	335	244	212
Operating expenses ($m)	383	361	260	189	168
Net profit ($m)	145	120	75	55	44
Operating expenses/ income	72.5%	75.1%	77.6%	77.5%	79.2%
Net profit/ income	27.5%	24.9%	22.4%	22.5%	20.8%

Other profit and loss amounts

Net interest income of $44 million arises on non-segregated cash balances and investments in Brokerage and margins on loans to funds in Asset Management, offset by interest expense on borrowings to finance acquisitions and working capital requirements. Goodwill amortisation principally relates to the RMF acquisition made in 2003



($47 million) and also to the Glenwood, Man Investments Australia and BlueCrest acquisitions in Asset Management, and the GNI acquisition in Brokerage. The exceptional item relates to the loss on sale of an interest in a private equity business, which was sold in the second half of the financial year.

The tax charge for the year amounts to $176 million (2004: $162 million). The effective rate on profit before tax, goodwill amortisation and exceptional items was 20.5% (2004: 20.5%). The majority of the Group's profit is earned in Switzerland and the UK and the current effective tax rate is consistent with this profit mix. The effective tax rate on total profit before tax of 22.5% (2004: 22.7%) reflects the non-deductible nature of the majority of the goodwill amortisation charged in the year.

Full details of earnings per share and the weighted average number of shares are given in note 13 to the Accounts.

Cash flow

Net Group cash inflow for the year was $408 million, driven off strong cash generation from net operating profits.

	$m
Operating profit (pre amortisation and depreciation)	877
Increase in working capital	(191)
Taxation paid	(143)
Dividends paid	(177)
Disposals	20
Net capital expenditure and financial investment	(45)
Other	67
Cash inflow for the year	408

There was a small increase in working capital in Asset Management from the increase in loans to funds of $151 million, and the net increase of $60 million in sales commissions paid (as a result of the high level of sales in the year), net of a decrease of $90 million in proprietary investments in fund products. There was a small increase in working capital requirements in Brokerage.

Net capital expenditure and financial investment comprises investments of $17 million, principally relating to long-term investments in the funds, and $28 million expenditure on tangible fixed assets, mainly office refurbishment and IT systems.

In the above table 'Other' largely relates to net interest receivable of $50 million and dividends receivable from associates and joint ventures of $19 million.

Balance sheet

The Group's balance sheet remains strong. At 31 March 2005, shareholders' equity was up 18% at $2,424 million. At 31 March 2005 the Group had a net cash position of $903 million (2004: net cash position of $602 million).

The growth in the futures and stock lending businesses in Brokerage has had the effect of increasing both current assets and short-term creditors by $0.5 billion. In addition, there has been a net $60 million increase in unamortised sales commissions in Asset Management, reflecting the strong level of sales in the year. The high level of sales in the year has also resulted in loans to funds increasing slightly by $151 million to $505 million at the year-end. The programme to externalise loans to funds is discussed in the 'External financing initiatives' section in the 'Risk and risk management' part of this Review.

During the year the Group extended its debt maturity profile and further diversified its sources of funding through issuing $300 million of senior debt to the US private placement market, with maturities ranging from five to 10 years. Further details are given in the 'Available liquidity' section in the 'Risk and risk management' section of this Review. Investments in associates decreased as a result of the Group selling Sugar Australia, its sugar refining business. This decrease was partly offset by an increase in the Group's share of the retained earnings of its other associates, in particular BlueCrest.

Returns to shareholders

Total shareholder return is measured as the change in the value of a share plus the value of the dividends paid, assuming that the dividends are reinvested in the Company's shares on the day on which they were paid. On this basis, the Group returned -20% during the year, compared to the FTSE 100 return of +16% and a return of -1% from our industry sector – Speciality and Other Finance. Over the last five years the Group's return to shareholders has averaged +23% compound per annum, compared to the FTSE 100 average return of -3% compound per annum and the Speciality and Other Finance sector average return of -0.5% compound per annum.

Accounting standards and developments

The Board and the Audit and Risk Committee regularly review and update where appropriate the Group's accounting policies and disclosures. There have been no significant changes from last year, except for the adoption of UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes'. These Accounts incorporate the principles of Financial Reporting Standard (FRS) 18 'Accounting Policies', which seeks to ensure that the most appropriate accounting policies are adopted by the Board for the purpose of giving a true and fair view of the Group's results and financial position.

In accordance with UITF 38, own shares held in ESOP trusts have been reclassified from fixed asset investments to a deduction from shareholders' funds. Also, gains and losses on the sale of own shares are no longer recognised in the profit and loss account. In accordance with UITF 17 (revised 2003), the basis for calculating the profit and loss account charge in relation to employee share schemes has changed. The effect of these changes, including details of the associated prior year adjustments, is given in note 25 to the Accounts.

International Financial Reporting Standards

As outlined in previous Annual and Interim Reports, the Group will be implementing International Financial Reporting Standards (IFRS) for the financial year ending 31 March 2006. A detailed qualitative review of the impact of IFRS on the Group was given in the Financial Review in the 2004 Annual Report. An update of this qualitative review is given below, including an assessment of the impact of new and revised IFRSs issued by the International Accounting Standards Board, and the developments in interpretation of those standards. These are subject to ongoing amendment by the IASB, subsequent endorsement by the European Commission and further developments in their interpretation, with the result that further changes in accounting may arise. Having taken into account the best practice guidance provided by CESR (Committee of European Securities Regulators) in December 2003 and in August 2004 from The Hundred Group of Finance Directors, the Board considers that the clearest and most effective way to communicate the quantified impact of IFRS is to issue a press release, accompanied by a presentation, a few weeks after the preliminary announcement of the UK GAAP year-end results. This press release will give summary financial information for the financial year ended 31 March 2005 (with reconciliations to the previously published UK GAAP figures) and is planned to be issued on 5 July 2005. This will enable users of the Group's Accounts to distinguish the financial impact of developments in the business from the effect of changes in accounting caused by the conversion to IFRS.

The Group's conversion project, which started in January 2003, has progressed significantly during the last year with the main focus being on the identification and resolution of significant changes in accounting treatment, data requirements and system gaps. In addition, the project has included the provision of IFRS training and awareness sessions for the finance functions worldwide and for other senior management whose departments will be affected by the change to IFRS. Set out below is an update of the qualitative review of the significant impacts that was included in the 2004 Annual Report.

Exchangeable bonds

The present UK GAAP approach is to treat the exchangeable bonds as debt instruments, without anticipating exchange. Under IFRS, the exchangeable bonds are compound financial instruments as defined by IAS 32. As such, the debt and conversion option components have to be separately classified and measured. As at 12 November 2002, the date of issue, the fair value of the exchangeable bonds in US dollar terms was $735 million, the debt component being $598 million with the remaining $137 million allocated to the conversion option. The fair value of the debt component was determined on the issue date using a market interest rate for an equivalent non-exchangeable bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The finance cost charged to the income statement includes the discount (which does not exist under UK GAAP), interest coupon and issue costs. The remainder of the proceeds received on issue was allocated to the conversion option. From 5 November 2004, when the cash settlement alternative option that existed on issue was revoked, the conversion option was recognised as an equity instrument as part of shareholders' equity and not subsequently remeasured. Before this date, the conversion option was classified as a derivative within liabilities and fair valued through the income statement. As a result of movements in Man Group plc's share price during the period between 12 November 2002 and 5 November 2004, under IFRS the fair value gains and losses on the conversion option posted to the income statement will be significant in the comparative year to 31 March 2005.

The Group has entered into interest rate swap agreements to hedge the fixed interest rate on the exchangeable bonds into a floating rate. Hedge accounting is effectively applied to these swaps under UK GAAP; under IFRS, hedge accounting cannot be applied and these swaps are fair valued through the income statement.

Hedge accounting

The Group currently applies hedge accounting in a limited number of instances. The main application of hedge accounting is to hedge future sterling and Swiss franc overhead payments. The other application is the use of interest rate swaps to hedge fixed interest rates to floating rates on US private placement debt.

Under UK GAAP, fair value movements on hedging derivatives are deferred off balance sheet and recognised in the same period in which gains or losses on the hedged item are recognised. Under IAS 39, for cash flow hedges, such as the hedge of non-US dollar overheads, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. Gains and losses relating to any ineffective portion are recognised immediately in the income statement. Fair value gains and losses accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast payment that is hedged takes place). Under IAS 39, for fair value hedges, such as the hedging of interest rates, changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Pensions

Under UK GAAP, the Group accounts for pensions in accordance with SSAP 24, which spreads the costs of providing benefits over the estimated average remaining service lives of the employees. IAS 19 requires separate recognition of the operating and financing costs of defined benefit pension schemes in the income statement. The Group intends to apply the IFRS 1 exemption to recognise all cumulative actuarial gains and losses in relation to employee defined benefit schemes at the date of transition, 1 April 2004. The standard permits a number of options for the recognition of actuarial gains and losses going forward. The Group's policy will be to apply the "corridor" approach requiring actuarial gains and losses in excess of 10% of the greater of the scheme's assets and defined benefit obligations to be recognised in the income statement, but spread over the estimated average remaining working lives of the employees concerned.

Goodwill amortisation

UK GAAP requires goodwill to be amortised over its estimated useful life, which the Group has typically estimated to be between three and 15 years. Under IFRS, goodwill is considered to have an indefinite life and is therefore not amortised, but is subject to an annual impairment test. The value of goodwill is therefore frozen as at the transition date and amortisation reported under UK GAAP for the financial year ended 31 March 2005 will be reversed as an IFRS adjustment.

Dividends

Under UK GAAP normal practice is to account for dividends proposed relating to any given accounting period in that period. Under IFRS, a dividend is not recognised as a liability until the dividend is declared (and approved if required), which is usually after the accounting period to which it relates. Accordingly, there will be an IFRS adjustment to the 31 March 2004 balance sheet as the final dividend for the financial year ended 31 March 2004 is not recognised until the first half of the following financial year. The balance sheets for 30 September 2004 and 31 March 2005 will contain a similar adjustment for the interim and final dividends respectively.

Grossing-up of Man Financial's assets and liabilities

In the UK GAAP Accounts, where the Group acts as an intermediary and assumes minimal risk, the Group's policy is for assets and liabilities to be netted on the balance sheet. Under IFRS, netting is only permitted where there is the ability and the intention to settle net. This is often not the case for Man Financial, hence certain assets and liabilities on the Group's balance sheet are required to be grossed-up.

Reclassification of various assets as intangibles

IAS 38 revises the UK GAAP definition of an intangible asset with the result that a wider range of assets meets the definition.

Sales commissions are paid when a fund product is first launched. Under both UK GAAP and IFRS these upfront commissions are capitalised on the balance sheet and amortised over five years. Under UK GAAP these sales commissions are classified as prepayments, within debtors; under IFRS they are classified as intangible assets. This has a significant impact on the Group's regulatory capital headroom (see section on 'Regulatory capital') but has no impact on the income statement or on net assets.

Computer software is included within tangible fixed assets under UK GAAP. Under IFRS, only computer software which is integral to another fixed asset is included in tangible fixed assets. All other computer software is classified as an intangible asset.

Exchange shares/market seats and long-term investments in funds
Under UK GAAP, Man Financial's exchange shares and market seats, and investments in the funds held by Man Investments for the long-term, are classified as fixed asset investments and held at cost less any impairment. Under the IFRS definition of a financial asset they are classified as available for sale assets and fair valued, with gains and losses being posted to equity and recycled through the income statement on disposal of the asset.

Fund entities
Under IFRS, the Group is required to re-assess the accounting treatment of the fund entities of which the Group is the investment manager. Under UK GAAP these fund entities are not consolidated in the Group's Accounts. To the extent that it is deemed that any of the fund entities are required to be consolidated in accordance with IAS 27, the impact on the Group's net assets or underlying earnings per share is believed to be immaterial.

Trail commissions
Trail commissions are paid to intermediaries as long as an investor maintains an investment. Under UK GAAP, trail commissions are charged to net operating income as incurred. The Group is considering the appropriate treatment of these contracts under IFRS, in particular whether the net present value of this future obligation should be recognised as a financial liability, together with a matching financial asset at the time the obligation arises.

Functional currency
The functional currency of each Group entity has been reviewed. Under IFRS, the functional currency of certain entities has changed to US dollars to reflect the functional currency of its parent.

Other changes
There are a number of other less significant adjustments and reclassifications, which include:

- **Share-based payments:** The current treatment under UK GAAP is to charge the intrinsic value of share awards/grants as at the date of award/grant to the income statement. Where shares or options are granted at no cost to the employee (such as the Group's Co-investment scheme and long-term incentive plan) the income statement is charged with an amount equal to the market price on the date of award/grant, spread over the performance period. For share options granted at market price, there is no charge to the income statement. In accordance with IFRS 2, for those equity-settled share awards/grants made after 7 November 2002, which covers the majority of unvested awards/grants, the charge to the income statement represents the fair value at the date of award/grant. The Group has used appropriate present economic valuation models and methodologies for calculating the fair value of each share award/option, including using a binomial option pricing model for valuing executive share options. Although the calculation is different, the resultant charge is not materially different from that under UK GAAP.
- **Effective interest method:** IAS 39 requires receivables and certain financial liabilities to be measured at amortised cost using the effective interest method. Largely as a result of discounting certain long-term receivables and payables, the application of the effective interest method will result in a small net change to the finance charge.
- **Taxation:** The scope of IAS 12 'Income taxes' is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences as under UK GAAP. The main additional provisions for deferred tax assets/liabilities, required by IFRS, relate to the provision of deferred tax in respect of the Group's liabilities under its defined pension schemes arrangements and on other employee benefits such as share award/option schemes. Also deferred tax is required to be provided on unrealised fair value gains/losses relating to hedging instruments and available for sale assets.
- **Share of results of associates/joint ventures:** Under UK GAAP, the Group's share of operating profit/loss from associates and joint ventures is shown before interest and tax – these being included in the interest and taxation lines on the income statement. IFRS requires the profit/loss from associates and joint ventures to be shown as a single figure, representing the net profit/loss attributable to the Group. This leads to a reclassification adjustment removing the share of the associates'/joint ventures' interest and tax from those lines in the income statement and including them in the share of operating profit/loss from the associates and joint ventures line.





Introduction

Risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success.

The sections below describe our approach to risk management. The first section s applicable to all risks and covers the Group's risk governance structure, risk management process and its risk appetite. The second section explains the way in which Man categorises risks and principal factors that drive each type of risk faced by the Group and the measurement and processes for mitigation of these risks. The final section discusses future developments in risk management.

Effective risk management has always been central to the Group's business model and the Group has continued to make significant investments in enhancing its risk management capability during the year. This is in response both to the growth in the business and to changing regulatory requirements. The enhancements include changes to the terms of reference and membership of various risk governance committees, revisions of risk policies at both Group and Divisional level, and the introduction of new risk measurement methodologies. Improvements also include better reporting of the Group's risk profile against its risk appetite and revised delegations of authority and limit structures.

There are seven key elements in the Group's risk management process:

Risk strategy and appetite
- Setting the overall direction and objectives for risk management.

Risk governance
- Setting risk policies, delegated authorities and limits consistent with the risk strategy.
- Establishing clear functional responsibilities, reporting lines and committee structures for the management of risk.
- Ensuring appropriate skills and resources are applied to risk management.

Risk infrastructure
- Establishing and continually refining the necessary infrastructure to support the risk management process including systems, data, tools, management information and external disclosure.

Risk identification
- Assessing the potential impact on the Group of internal and external factors that might give rise to a direct or indirect loss or demand for liquidity.

Risk measurement
- Using a range of methodologies including value-at-risk, risk of worst loss, stress testing, scenario analysis and qualitative assessment and judgement to assess the potential impact and likelihood of the identified risks arising on both an independent and aggregate basis.

Risk monitoring and reporting
- Monitoring and reporting on the Group's risk profile against its risk appetite, exposures against limits, potential losses, compliance issues and the effectiveness of the Group's internal controls.

Risk mitigation
- Taking informed decisions on the nature and extent of risk to retain and on the appropriate internal control environment needed to manage risk.

Risk governance

Responsibility for the overall framework of risk governance and management lies with

Risk committee governance structure


Group Board
MF Executive Committee
ARCom
MI Strategy Board
GRC
MI Management Committee
MF Divisional Risk Committee
MI Divisional Risk Committee
Product Development and Funding Committee
Supervisory Investment Committee
Other Committees
Brokerage Division Credit Committee
Daily Risk Committees
Other Committees
Other Committees
Group
Man Financial (MF)
Man Investments (MI)

the Board of Directors. The Board is responsible for determining risk strategy, setting the Group's risk appetite and ensuring that risk is monitored and controlled effectively. It is also responsible for establishing a clearly defined risk management structure with distinct roles and responsibilities.

Within that structure business managers are accountable for all the risks assumed within their areas of responsibility and for the execution of appropriate risk management discipline within the framework of policy and delegated authority set out by the Board. The principle of individual accountability and responsibility within a disciplined approach to risk management is an important feature of our culture.

Independent and objective assessment and monitoring of risk is provided by various risk control functions at both Group and divisional levels. These risk control functions include the Group Risk department, risk management professionals embedded within each division, Legal and Compliance departments in each division and Internal Audit. Close attention is paid to the formal segregation of duties within business units and there are independent reporting lines for the key risk, compliance and finance functions. In addition, the processes which turn a risk decision into a concluded transaction – verification, confirmation, reconciliation, valuation, payment and settlement are carried out by functions that are distinct from those which make the risk decision. The key responsibilities of core functions in this regard are explained in more detail in the sections that follow.

In addition to individual responsibilities for risk management there is a structure of committees that, under authority delegated from the Board, have formal responsibility for and powers in relation to defined aspects of risk management. These are illustrated in the chart and their key responsibilities in relation to risks faced by Man are described further below.

The Board of Directors is responsible for:

- The overall framework of risk governance and management, including definition of the Group's risk culture and principles for risk management.
- Overall risk strategy and policy, including definition of the risk appetite of the Group.
- Monitoring the Group's risk profile against this appetite.
- Maintenance of a sound system of internal control to manage the risk profile and periodically to review the effectiveness of this system.
- Delegation of decision making authority within specified financial limits.

The Audit and Risk Committee (ARCom) is a sub-committee of the Board which is comprised of the independent non-executive directors. It provides independent challenge to, and oversight, of the risk management processes. The wider responsibilities of the Board and ARCom are explained in more detail in the Directors' Report on pages 45 to 49.

The Group Risk Committee (GRC) is chaired by the Finance Director and its membership is drawn from the senior management of each division and from the independent risk, audit and compliance functions. It reports to both the Board and ARCom and is responsible for:

- Reviewing the risk profile relative to risk appetite for the Group and its divisions and agreeing actions in relation to risk profile, strategy and key controls.
- Reviewing the adequacy of the Group's capital and its liquidity resources.
- Approving risk decisions that are beyond the divisions' or executives' delegated authorities.
- Reviewing the suitability of risk methodologies, metrics and policies.
- Assessing and guiding major risk related projects.

Each Divisional Risk Committee (DRC) has a reporting line both to the GRC and the division's Executive Board or Committee, thereby maintaining a risk reporting line independent of the division's executive. Membership of each DRC includes representation from Group Risk and other relevant corporate functions as well as senior management and compliance staff from the division. The principal responsibilities of each DRC are to:

- Review the risk profile of each division, including by reference to key risk indicators.
- Agree actions in relation to the risk profile, strategy and key controls for that division.
- Assess and guide risk projects for that division.
- Maintain an effective risk governance framework for that division.
- Review Internal Audit reports relating to the divisions and the status of management actions in response to those reports.

In addition there are several committees within each division that focus on the day to day implementation of decisions relating to the principal risks faced by each division.

Credit and market risk issues arise daily in the business activities of Brokerage. A dedicated risk committee structure is in place across locations to address these risks in a timely manner including committees that, within the authority delegated by the Board, authorise limits for customers and counterparties, and monitor the adequacy of collateral held in respect of customer positions.

In Asset Management, the Product Development and Funding Committee, within the delegated authority and policies set by the Board, considers the financial, operational and reputational risk issues in the approval of investment products and related product financing. The Supervisory Investment Committee, within limits approved by the Board, monitors the risks associated with fund allocations including manager and style concentration risk and risks relating to proprietary investments.

Risk appetite

Risk appetite is the quantum and type of risk that it is appropriate for the Group to bear. At the beginning of the year the Board formalised its approach to this in nine risk appetite statements. These were set in the context of the Group's capacity to bear risk and the requirements of various stakeholders, including those constraints set by the regulatory framework.

These include quantitative metrics relating to regulatory capital and economic capital (discussed further in the earlier section on 'Capital and capital management'), liquidity availability in stress scenarios (discussed further in the 'Liquidity risk' section below) and earnings volatility.

The risk appetite statements also include qualitative metrics relating to regulatory and reputational risks, operational risks in the execution of business plans and risk related decision making.

Risk appetite is reviewed by the Board at least annually and provides the benchmark against which the Group's risk profile is reported to the Board, ARCom and GRC. It also forms the basis for the calibration and setting of the delegated authorities and financial limits for all aspects of market, credit and liquidity risk. The Group's medium-term plan is also reviewed by the Board and

GRC and subjected to sensitivity analysis to assess in terms of its impact on the risk appetite metrics.

Risk categorisation
The Group categorises risks as shown in the chart below.

Risk categorisation


Strategic Risk
Business Risk
Credit Risk
Market Risk
Operational Risk
Liquidity Risk

Strategic risk
Risk identification
This is the risk that the Group's profitability may be eroded by changes in the business environment or by failures in its choice of strategy or execution of strategy. It is distinguished from business risk in that it includes risks that are considered to arise over a longer timeframe and, should they arise, to be long lasting and fundamental in their effect.

Strategic risk is inherent to Man's business model and how well this is adapted to the business environment in which we compete. Asset Management is exposed to the risk that the trend of an increasing allocation of investor funds to the alternative investments sector reverses because of, for example, weaker performance or regulatory change. In addition Man's ability to access the flow of funds into the sector and to retain its existing funds under management could be impaired for reasons of the performance of the funds it manages, its inability to access capacity in underlying content or through investors' preference for products and distribution channels provided by competitors. Management and performance fees for both directly managed funds, such as AHL, and for fund of funds could also be eroded by competition in both the private investor and institutional segments. Brokerage is exposed to the risk that volumes in the markets and products in which it offers execution and clearing services decline or that margins in these markets decline as a result of competitive pressure. In addition it is exposed to the risk of disintermediation, for example as a result of the application of new technology by competitors.

Both divisions are exposed to the risk of fundamental regulatory change that might adversely affect their ability to compete and to the risk of a poor acquisition, whether in terms of price paid or in its execution and integration into the existing business.

In addition, both divisions are subject to the risk of losing key people or teams resulting in the loss of corporate knowledge or capability that is not readily replaceable.

Risk measurement
The principal strategic risks referred to above, and the underlying drivers of such risks, are monitored by management and regularly discussed at Divisional and Group Boards. The potential impact of these risks on the Group's earnings is modelled through specific stress scenarios as part of the planning process. This is discussed in the section on 'Business risk' below. In the course of Man's continuous and detailed monitoring of industry, competitive and regulatory themes, we do not see any current indications that our business is not well adapted to the business environment in which we compete. The Board is of the opinion that the fundamental downside strategic risks as broadly defined above (under 'Risk identification') have not crystallised during the period under review.

Risk mitigation
An annual strategic planning process is carried out within the divisions and at Group level. The Board is responsible for determining the long-term strategy and the markets in which the Group will operate. Medium-term plans include downside stress tests to ensure that adequate capital and liquidity would be available in the event of any of the strategic risks crystallising. Regular reports are provided by management to the respective divisional Executive Committee or Board and to the Group Board on the Group's progress in respect of key strategies, plans and any initiatives to mitigate specific strategic risks.

Mitigation is also provided by the diversification of the Group's business between the divisions and geographically. Within Brokerage, the revenue stream is diversified between financial products and within Asset Management between the private investor and institutional segments and across several fund styles.

Significant acquisitions require approval by the Board in addition to due diligence by the Group's corporate finance team and review by the GRC.

Business risk
Risk identification
Business risk is the possibility that the Group's revenues in the near-term suffer an unexpected decline and costs cannot be reduced either sufficiently or immediately to offset this. This includes the effect of any declines in volumes of business or in the margins earned by either of the Divisions or in fees earned by Asset Management. It also includes losses from any adverse reputational consequences of events in any of the other risk categories. There is an overlap between the factors that drive strategic risk and those that underlie business risk. The distinction is the time period during which such factors are expected to materialise and the time frame over which they are expected to persist.

Within Asset Management, revenues may fall if funds under management, fund performance or fee levels decline. These could arise from market conditions that affect the relative attraction of alternative investments as an asset class, which might, for example, result in the elimination of profit opportunities for specific fund styles. Such changes could also arise from factors specific to the performance of funds under the management of the Group or from the Group's ability to access fund content or the flow of funds from private or institutional investors. Fee levels could also be eroded by competition.

Within Brokerage, revenues may fall if market volumes decline or as a result of competitive pressure. In addition Brokerage earns net interest income on balances held on behalf of customers. The amount of this income would be lower if interest rates were to fall.

Most of the Group's revenues arise in US dollars, but it incurs costs in other currencies, principally sterling liabilities for overheads, dividends and taxation. US dollar reported earnings will be lower to the extent that the dollar weakens against sterling and, to a lesser extent, against the Swiss franc.

Business risk also includes the indirect consequences that might result from losses in other risk categories. For example, a significant loss resulting from a process failure might adversely affect Man's reputation. Reputation risk is discussed further in a separate section below.

Risk measurement
The potential effects of business risks are evaluated by subjecting the forecast earnings of the Group to downside stresses relating to the factors referred to above. These are formulated through joint discussion between divisional management and Group Risk, and reviewed by the GRC and Board. The Group holds economic capital to the extent that such evaluations identify the possibility that, in aggregate, the Group's revenues are insufficient to cover its costs, excluding the effect of any possible losses resulting from any of the other risk categories. An overall loss did

not arise in any of the scenarios of extreme shocks that were modelled.

Risk mitigation
In addition to the stress testing referred to above, the Group has a number of control processes that address business risk. An annual budget is approved by the Board and monthly financial reporting to the Board includes comparison against budget and forecasts for the full financial year, together with a review of key performance indicators. This review includes regular monitoring of the cost to income ratio in each division. Monthly business updates are also provided in writing to the Board by the chief executive of each division. Any material capital or non-budgeted expenditure also requires approval by the Board.

Business risk is also mitigated by the diversification between the income streams of the two divisions and by the diversification within each division – between products and markets in Brokerage, and across fund styles and between private and institutional investor channels in Asset Management.

Business risk is also mitigated to the extent that the costs of the Group are variable with respect to revenues. The bonus pool, which in 2005 amounted to 25% of total operating expenses (2004: 26%), is directly proportional to an agreed internal measure of profit and so provides this element of mitigation.

Since revenues are principally in US dollars, appropriate hedges, using mainly forward foreign exchange contracts are put in place for the following year in accordance with criteria approved by the Board to fund non-dollar expenses that can be forecast with reasonable certainty and where the contracts can be treated as effective hedges under International Financial Reporting Standards. Reputation risk is recognised as a significant component of the risks facing the Group and forms the basis for one of the risk appetite statements reported on to each meeting of the GRC. It is discussed in more detail in a separate section below.

Operational risk

Risk identification
Operational risk is the risk that the Group suffers a loss directly or indirectly from inadequate or failed internal processes, people, systems or external events. It is inherent in all the Group's business and support activities, and comprises a large number of disparate risks including losses resulting from events such as human error, IT failures, fraud, legal risk and external threats. It does not include the indirect consequence for the Group's reputation and any losses resulting from this, which are treated as a component of business risk.

Losses can arise from:

- Process failures involving, for example, in Asset Management, breaches of investment mandate, prospectus errors, valuation or modelling errors or, in Brokerage, the credit and collateral management or settlement processes or errors made in placing customer orders on the market.
- Software or hardware failure, project risk in relation to critical IT developments and breakdowns of information security.
- Compliance failure from, for example, mis-selling or a breakdown in anti-money laundering controls.
- Fraud from internal or external sources or from "rogue trader" activity.
- People related issues such as inadequate resources, skills or departure of key personnel or employee related litigation.
- Legal risks from inadequate contractual documentation.
- External events leading to the loss of a critical site or a failure by a major provider of outsourced services.

Risk measurement
The Group has developed a scenario approach to address, at a high level, the potential effect of low frequency/high impact events and the amount of capital the Group should prudently hold to cover these risks. The scenarios represent an evolution of some of the output from the enterprise risk management process used in prior years and are based on management judgement, supported and validated by relevant external loss information and any internal loss experience. They have been developed jointly by risk professionals and line managers and are subject to continuous refinement during the current year.

At a more detailed level, risk and control assurance is undertaken by managers within the divisions on the risks and related control effectiveness within their areas of responsibility. These risk assessments are subject to review by internal audit and the overall framework is validated by Group Risk.

Management is responsible for preparing and reviewing key risk indicators. These are discussed at monthly meetings of each Divisional Risk Committee together with reports relating to any operational losses or significant "near misses" experienced by each division.

Risk mitigation
Our approach is not designed to eliminate operational risk, but rather to identify the areas in which it might arise and to contain it within acceptable limits through the continued application and improvement of effective controls. Chief Operating Officers in the businesses have a particular responsibility in this regard and have played a prominent role during the year in initiatives to strengthen risk management across a range of areas including outsourced service provision, investor identification and various IT systems. Ultimately the management of operational risk is dependent on the high importance that we attach to the integrity of the internal control environment and the application of sound management judgement.

Key components in the operational risk framework applied across the Group include the principle that prime responsibility for its management lies with the line management of each business area and function. This includes the design of appropriate processes and controls as well as risk and control assurance, reporting of key risk indicators and the investigation of losses, operational incidents and errors referred to above. In addition, the Board has established a clear organisation and reporting structure, with business units operating under clearly defined policies and within written levels of delegated authority, including requirements to escalate issues to the appropriate function or committee. Careful attention is given to segregation of duties in the business units.

The Group's processes are dependent on the integrity and robustness of its IT systems and significant resource is devoted to protecting the resilience of these systems. This includes formal business continuity plans and appropriate remote data back-up and disaster recovery facilities for each of Man's key locations to ensure the rapid recovery of business critical systems and functions in the event of disruption at any key location. Business continuity arrangements are regularly updated and tested to ensure their effectiveness.

The system of internal control is subject to regular review by Internal Audit, based on an audit programme approved annually by the ARCom. The programme is focused on the businesses and processes that are most significant in terms of the Group's risk profile and where there are key controls on which the Group relies to contain that profile. This prioritisation of work is influenced by any recent losses or incidents experienced by the Group or in comparable areas by third parties and by any significant



changes in markets, geographic locations, products and business processes or major new initiatives or projects.

Within Asset Management a structure of investment committees is responsible for determining, monitoring and overseeing internal and external investment management processes and compliance with investment management mandates. In addition, a separate function is responsible for the independent valuation of, or review of, third party valuations of fund products. Compliance with local regulatory and legal requirements and appropriate Group policies is monitored by compliance teams embedded within each division.

Within Brokerage, the use of taped customer lines, rapid confirmation of customer orders and real time reconciliation of positions with exchanges minimises the risk of errors.

Asset Management maintains a programme of independent validation that its processes and controls have operated as defined and required. This includes extensive use of SAS 70 certificates and other reviews by third party experts in relation to the processes that are critical to providing services to the funds.

The Group has also purchased insurance cover from a number of third party insurers for both physical and business interruption risks, as well as various financial and liability insurances. The Group maintains and continues to develop dynamic insurance programmes to respond to its identified operational risk profile. The approach is designed to maximise breadth of cover and certainty of response in respect of key third party as well as proprietary asset, business interruption and personnel related exposures.

Credit risk

Risk identification

Credit risk is the possibility that the Group may suffer a loss from the failure of counterparties, customers or borrowers to meet their financial obligations to the Group, including failing to meet them in a timely manner. It includes the risks that the Group may suffer a loss as a result of guarantees issued or commitments given to third parties, as a result of settlement failure or because of country risk. The direct taking of credit risk in order to earn a return is not a central feature of the Group's business; rather credit risk arises as a result of activities that support the Group's business model in both divisions. In Asset Management the Group is exposed to credit risk mainly in respect of its lending to funds and indirect risk in respect of contingent exposures to third party lenders to the funds, which are explained further below.

The Group provides short-term loans to certain composite fund products principally for the following purposes:

- To provide bridging finance where investors are offered an enhanced liquidity service and the Group holds shares in funds for the period between making the redemption payment to the investor and receiving payment from the manager of the underlying funds.
- As part of the regular rebalancing of fund of hedge fund products where funding is provided to bridge a timing mismatch between making payments to increase holdings in some underlying hedge fund investments and the receipt of redemption proceeds from exiting underlying hedge fund investments.
- To provide leverage to funds that has not been provided by external parties, typically in the early stages of a fund life or in respect of small funds where it is more difficult or not cost effective to obtain external financing.
- For some funds to meet margin calls where cash is not available in the fund and without the fund having to sell assets or close positions.

Where loans to funds are refinanced externally, it is usually in the form of total return swaps or other similar OTC contracts with major financial counterparties. When executing these transactions the Group sometimes entered into committed purchase agreements (CPAs) under which, in the event of default, the external provider has the right to require the Group to buy the underlying fund assets held as collateral. In previous years, in a few instances, the Group has also granted a small first risk of loss guarantee to the external provider. The market risk associated with CPAs is considered in the 'Market risk' section below.

Private investors in Man's composite fund products are typically offered guarantees of return of capital at maturity of the product by highly rated and internationally recognised banks. In most cases, the guarantee is fully collateralised by US Treasury zero coupon bonds or bank deposits and there is no residual risk to the Group. On a small number of products, a partially defeased structure has been utilised whereby the bank will provide a guarantee with no, or reduced, collateral being provided up front. In exchange Man has provided a first risk of loss guarantee to the bank, up to a level of 5% of the value of the bonds outstanding.

In 2004 the Group established two external facilities under which third parties make financing facilities available to its products for shorter periods, usually whilst the product is commencing operations and before they are refinanced for longer periods. One of these requires Man to invest in a Note issued by the third party (rated A1 and A by Moody's and Standard & Poor's respectively), which is repayable at less than par if the borrowing party defaults to the third party.

Brokerage is primarily an intermediary and matched principal business offering execution and trading services, mostly in exchange traded products. For execution-only customers, the sole credit risk arising is that of collection of commissions receivable after invoicing. The credit risk for cleared customers is in paying variation margin to the exchanges before receiving it from customers. Most customers are required to cover initial and variation margins with cash and must pay any margin deficits within 24 hours. In line with market practices, Brokerage provides unsecured credit lines to some customers for initial and variation margin.

Brokerage is also exposed to the risk of default by counterparties in respect of positions held with these counterparties. These are mainly exchanges, clearing houses and highly rated and internationally recognised banks. The risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, the Group could incur a loss when it covers the resulting open position because the market price has moved against the Group. Settlement risk is the possibility that the Group may pay a counterparty, such as a bank in a foreign exchange transaction, and fail to receive the corresponding settlement in turn.

The Group and its divisions are also exposed to counterparty risk with respect to deposits placed with various banks. Country risk is a particular form of credit risk and arises from the possibility that a financial transaction or obligor will fail to complete according to its anticipated terms as a result of political or economic failure, action or embargo imposed on or by a specific country.

Risk measurement

Loans were provided to 98 funds at 31 March 2005 and amounted to $505 million (2004: $354 million). As a result of the Group's modelling and management of the risks associated with these loans (which are described in more detail below) the Board is confident that the probability of the Group incurring a loss is remote. The de-gearing process (referred to in the 'Credit risk mitigation' section below), a critical control over the risk, has been triggered in seven funds since the Group first began to provide leverage to its funds in 1996. Six of these funds have re-geared since the de-gearing process was initiated. The Group has never incurred any credit losses on loans made to funds.

First risk of loss guarantees amounting to $18 million at 31 March 2005 (2004: $24 million) have been given to external lenders to eight funds. These would normally be triggered if the de-gear process failed to ensure that these funds could return the contractually guaranteed amount to its investors at maturity. Risk modelling techniques indicate that the probability of the Group incurring any loss from these guarantees is less than 0.5%.

The Group's investment in the Note issued by a third party, referred to above, in relation to the financing provided by that third party at 31 March 2005 amounted to $41 million (2004: $105 million). This Note is included within current asset investments in the Group's balance sheet. A credit default swap with an AA-rated counterparty has been put in place, which protects the Group from the risk that the Note issuer is unable to repay amounts contractually due up to a total of $85 million.

Brokerage had, at 31 March 2005, granted credit lines to customers which amounted to $927 million (2004: $680 million). At 31 March 2005, $711 million (2004: $465 million) of this amount related to initial margin that customers were not required to cover with cash collateral and the remainder related to credit lines given for variation margin. Utilisation of these lines at 31 March 2005 amounted to $373 million (2004: $245 million), of which $350 million (2004: $216 million) related to initial margin. In addition customers owed Brokerage, largely in respect of margin calls and commissions receivable for execution business, a further $99 million at 31 March 2005 (2004: $83 million).

Brokerage has experienced only small losses from credit risk amounting to $2.4 million in 2005 (2004: $1.3 million). This represents less than 1% of net operating income.

Risk mitigation

The Group's aggregate lending to funds and the amount it lends to an individual fund are subject to limits approved under delegated authorities from the Board. The individual limits are lower than the single large exposure limits that the Group must comply with under regulatory requirements. The risk exposure is modelled extensively before any credit is extended to a fund and the Group's lending is predominantly repayable on demand.

Leverage is monitored daily for these different fund products and a review is triggered if levels approach certain pre-defined multiples of prevailing net asset value. These multiples are derived from computer supported models that calculate proprietary risk indicators, similar to value at risk, which provide an estimate of risk, based on the positions held and margin exposures, sector investments, correlation between markets and individual market volatility and liquidity. Through this strict de-gearing process and the ability to liquidate most positions quickly, Man can confidently manage its credit risk exposure.

The same risk monitoring and controls apply equally to those fund products which borrow externally and these support the Group's contingent exposures under first risk of loss guarantees and its investment in the Note relating to the external facility provided by a third party.

The amounts owing to Brokerage by customers and counterparties are largely in respect of instruments, such as futures and other derivative contracts, whose value changes as market prices change. Accordingly Brokerage monitors both current exposures, computed by reference to the mark-to-market value of positions, and potential futures exposures, computed by reference to stressed values based largely on modelling of the effect of extreme market movements on these values.

In Brokerage, a key control to mitigate credit risk on cleared business is the initial margin paid by customers as a deposit before they can commence trading. Brokerage uses software to test the adequacy of initial margins and, where appropriate, sets margin requirements at higher levels than those requested by the exchanges to minimise credit risk. Most customers are required to cover initial and variation margins with cash. Client activity levels are monitored daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Stress testing is performed to evaluate the effect of potential market movements on customer positions and may result in customers being asked to reduce positions. The division reserves the right to liquidate any customer position immediately in the event of a failure to meet a margin call.

Credit lines to Brokerage customers are approved by the Brokerage Division Credit Committee or Group Risk Committee in accordance with delegated authority limits set by the Board. All credit lines are reviewed at least annually.

Counterparty exposures are typically with major exchanges or highly rated and internationally recognised banks. Many of these exposures are subject to netting agreements which reduce the net exposure to the Group. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to approval by either the Brokerage Division Credit Committee or Group Risk Committee in accordance with delegated authority limits set by the Board. The credit risk is diversified between customers and counterparties across a wide range of markets. The majority of customers and counterparties are based in OECD countries. The Group grades countries according to its perception of risk and limits for aggregate exposures to countries are set by the Group Risk Committee in accordance with delegated authority limits set by the Board. The credit risk management processes in both divisions are subject to regular review by Internal Audit.

Market risk

Risk identification

Market risk is the possibility that the Group may suffer a loss resulting from the fluctuations in the values of, or income from, proprietary assets or liabilities. It includes losses on those assets or liabilities arising from fluctuations in interest rates and exchange rates. It also includes the contingent market risks which could arise if external lenders were to claim under the Group's CPAs with them or from those CPAs which relate to the Group's normal practice of offering enhanced liquidity to investors in certain products.

The Group does not take market risk for the purpose of earning a return on that risk as a central feature of its overall business model; rather this risk arises from supporting activities in the business of each division.

Asset Management is exposed to market risk on proprietary investments in various fund products. These include seed capital provided to a new manager, where Man purchases shares in a fund before selling them to third party investors or redeeming them at a later date, typically holding the investment for a period between six and 12 months. Proprietary holdings are also taken in established funds in order to test a new model, market or instruments, revised software or changes in investment processes before exposing third party investor money to these changes. For certain funds, Asset Management will also buy shares from investors between the fund's quarterly dealing dates, and will hold these shares until they can be sold to a third party investor or transferred into another product structure or redeemed. This enhanced liquidity service is discretionary and does not, therefore, constitute market-making.

Asset Management is also exposed to market risk as a result of the contingent exposures that arise on the CPAs it has entered into in respect of some of the third party loans to fund products. In the event of certain default clauses being triggered the third party lender has the right to require Man to purchase the fund shares held as collateral. If a third party purchaser cannot be found for such shares, these would become a proprietary holding of the Group which is exposed to market risk for the period between issuing a redemption notice and the redemption date typically of up to four and a half months.

In most markets Brokerage acts as an intermediary, resulting in limited market risk to the Group. The exceptions are intra-day positions in foreign exchange, metals and energy where Brokerage acts as principal and there may be time delays between opening and closing a position. The division may also maintain small positions overnight in these markets.

The Group's net assets are exposed to the effect of movements in the exchange rate between the US dollar and other currencies to the extent that the Group has net assets or liabilities in currencies other than the US dollar. The effect of exchange rate variation on revenues and expenses is considered a business risk and is discussed further above. Brokerage is also exposed to interest rate variation in respect of balances held on behalf of customers. In this respect, an increase in short-term interest rates is beneficial to the earnings of the division. This is considered a component of business risk and is discussed further above.

The Group's earnings are potentially exposed to the effect of movements in interest rates to the extent that there is a mismatch between floating rate deposits and other investments and fixed rate borrowings. However, it is the Group's policy to hedge this risk and, after taking into account interest rate swaps, there was no net exposure to interest rate movements in either 2004 or 2005 (other than the exposure to Brokerage referred to above).

Risk measurement

Proprietary investments in fund products at 31 March 2005 amounted in aggregate to $236 million (2004: $312 million), including $26 million resulting from the provision of enhanced liquidity to investors (2004: $111 million).

The Group assesses the risk on these investments using a risk of worst loss methodology, which is similar to value at risk. The style allocations of the investments are jointly modelled using forward-looking assumptions, including correlations during times of market stress, and a high proportion of the resulting worst loss distribution is taken. Using this methodology the annual risk of loss in the Group's continuing activities was modelled at $25 million at 31 March 2005 at a 99.8% confidence interval (2004: $24 million).

At 31 March 2005, the aggregate risk of loss to which the Group was exposed through its normal practice of providing monthly liquidity to investors and its committed purchase agreements with external lenders amounted to $71 million (2004: $67 million) using the same annual risk of loss methodology to a confidence level of 99.8% and after taking into account the contingent nature of these exposures and the likelihood of them arising.

The gains and losses from all proprietary investments are included within Asset Management net performance fee income and in 2005 a net gain of $27 million was recorded (2004: $20 million). The Group recorded a net gain on these holdings in 9 out of 12 months in 2005 (2004: 12).

Note 22(c) to the Accounts shows exposures that give rise to net currency gains and losses recognised in the profit and loss account. As that note shows, unmatched net assets are not significant.

Risk mitigation

Limits are placed on proprietary investments in funds, both at the level of the individual fund and in aggregate. These limits are set in accordance with delegated authorities approved by the Board. Approval of new investments is granted by the Supervisory Investment Committee in Asset Management or, in the case of larger investments, by the GRC. A series of risk measures relating to these investments is reviewed regularly (usually weekly) and appropriate action is taken if the risk deviates from predetermined tolerance bands.

Proprietary investments inventory with a value of $85 million, previously held for the purpose of making markets in fund units, was realised during the year when Asset Management entered into an agreement with Credit Suisse First Boston, who acquired these assets on 31 March 2005 and now provide the market making services to investors in such funds.

In order to reduce the market and liquidity risks associated with CPAs, the Group now seeks to obtain external funding without the requirement to provide a CPA to the third party lender. Group Risk Committee approval is required for any external loan to a fund that is subject to a CPA.

Tight limits are also imposed on the net positions that can remain open at the end of each day in Brokerage in the products traded as principal such as the metals, foreign exchange and energy markets.

Liquidity risk

Risk identification

This is the risk that the Group, even if it has adequate capital resources, does not have sufficient financial resources that can be used to enable it to meet its obligations as they fall due, or can secure them only at excessive cost.

Group funding and liquidity risk is managed centrally. The Group finances its operations from the cash flow generated by its operations, bank borrowings on both a committed and uncommitted basis and through finance obtained from the wider capital markets. Substantially all of the Group's borrowings are via Man Group plc (the Company) or its two central finance subsidiary companies, which on-lend to other subsidiaries in the divisions. In ordinary circumstances Brokerage is self-financing with the inflows of initial margin and variation margin received from customers and counterparties capable of meeting the outflows of margin payments to exchanges and other counterparties. In stress scenarios Brokerage may find it necessary to utilise the Group's bank facilities to meet exceptional cash outflows. These would typically result from a situation in which there has been a settlement failure in respect of a large transaction or in circumstances where there have been very large movements in market prices and there is a requirement to pay significant amounts of margin before an equivalent amount has been collected from customers. They could also arise from a much greater drawdown of credit lines by those customers to whom Brokerage has granted credit.

Within Asset Management the principal usage of liquidity is by the funds themselves. While the majority of this funding is provided by external parties, the Group also provides some of the credit used by the funds, as explained in the 'Credit risk' section above.

Risk measurement

Liquidity risk is assessed by means of stress testing and scenario analysis. The effect of each of the factors referred to above which drive the level of funding that the Group might be called on to provide to the divisions is considered against the background of seven scenarios and five combinations of these scenarios. The scenarios, which were developed by Group Risk in conjunction with the divisions and approved by the Group Risk Committee, included the effect of major adverse market movements, extreme levels of net redemptions in Asset Management, substantial increases in margin levels at exchanges, a major settlement failure, unusually high net flows into segregated accounts within Brokerage and various triggers of default provisions within committed purchase agreements.

The parameters of the scenarios were determined through a combination of statistical analysis and the application of experienced judgement to provide what is felt to be a prudent view of what could happen in the relatively remote circumstances defined by the scenarios. The analysis also considered the time period over which and the time zone in which the liquidity demands might arise as well as the currency and geographic location. These were compared with the availability of funding from the Group's committed bank lines.

On the basis of these parameters, the analysis shows that the Group can meet the required liquidity under any of the stress scenarios with a confidence level of 99% from its committed bank facilities alone. The Group can meet modelled liquidity requirements to higher levels of confidence than 99% if it chooses to use some of the other mitigants that are available and are under its complete control. These are discussed further in the section on 'Risk mitigation' below. Since the tenor of external loans to funds is typically shorter than the term to maturity of the related funds, the Group has considered the possibility that it may not be able to roll over or find alternative providers of such funding in time in the event that one or more providers of this funding did not wish to renew. On the basis of the maturity profile of the external loans, the number of competing providers of such funding and, ultimately, since the Group would be under no obligation to replace external funding with loans of its own, the Board is confident that this does not result in unacceptable liquidity risk.

Risk mitigation

The liquidity risk management framework and significant related policies are reviewed and approved by the GRC, Board and ARCom and these bodies are informed monthly about the Group's current and prospective liquidity conditions. They are also responsible for approving settlement limits for individual counterparties under delegated authorities approved by the Board.

The short-term tactical management of liquidity takes place largely within the divisions, which also provide Group Treasury with forecasts of their likely future cash flows and any requirements for funding from the Group's central facilities.

The Group's overall approach is to provide sufficient liquidity to be able to meet, from its available facilities under stressed scenarios, the planned requirements of the business to a 99% confidence level. More extreme liquidity stresses are to be met from other mechanisms under the Group's control. The guiding principle is to ensure that funding (both directly to the Group and to the funds managed by the Group) is obtained from diverse markets and providers and with a range of maturities. This is to ensure a stable flow of financing and to provide protection in the event of market disruption.

The amount of the potential liquidity requirement is assessed through the scenario process discussed above. Group Treasury is responsible for securing the appropriate funding to meet this requirement.

The Group also has a contingency funding plan in place under which a Funding and Liquidity Taskforce would meet in circumstances of extreme liquidity stress to consider the actions that the Group should take to manage its funding requirements. These actions could include the recall of loans to funds which are, substantially, discretionary facilities repayable to the Group on demand.

Available liquidity

At 31 March 2005 the Group had total facilities of $4.05 billion (2004: $3.11 billion) of which $2.77 billion (2004: $1.97 billion) was unused. The bank credit facilities total $2.84 billion of which 87% are committed.

The following table summarises the Group's available debt by maturity as at 31 March 2005 based on final stated maturity.

		Maturity by period			
	Total $m	Less than 1 year $m	1-3 years $m	4-5 years $m	After 5 years $m
Short-term bank debt	513	513	–	–	–
Long-term bank debt	2,325	–	–	2,325	–
Exchangeable Bond	755	–	–	755	–
Senior Private Placement	300	–	45	145	110
Subordinated Private Placement	160	–	–	160	–
Total facilities	**4,053**	**513**	**45**	**3,385**	**110**

The tenor of the Group's debt has changed significantly during the year with 86% of the total facility having a maturity of more than one year (2004: 53%).

In June 2004 the Group entered into a new five-year $2.275 billion syndicated credit facility which increased and replaced the previous facility. At 31 March 2005 $2.225 billion of this facility was unused (2004: $1.54 billion). This facility expires in June 2009. There are no circumstances under which this facility would not be available for use.

The Group has a £400 million ($755 million) seven-year Exchangeable Bond with a coupon of 3.75% which has no put option and which can be called by the Group from its fifth anniversary in November 2007 in certain circumstances. Its final maturity is in 2009. During the year the Group issued $300 million of senior debt by way of a private placement in the US which has a series of maturities as shown in the table above. This is in addition to $160 million of subordinated debt issued in the US private placement market in March 2004, which has a 10-year final maturity with a call option in year five. This latter debt qualifies as Tier 2 capital for regulatory capital purposes.

The Group also has uncommitted bilateral facilities of $370 million (2004: $330 million). These facilities are all on broadly similar terms to the main syndicated facility and are renewed annually.

External financing initiatives

There is an element of leverage in many of the private investor product structures and also for some of the products provided to institutional investors. The Group continues to arrange for provision of this requirement from external providers on behalf of these fund entities. The more temporary bridging funding requirements of fund entities are provided by the Group.

At 31 March 2005 the funds had borrowings from the Group totalling $0.5 billion (2004: $0.4 billion), a further $0.7 billion from two collateralised fund obligations (2004: $0.7 billion) and borrowings totalling $6.8 billion from 23 banks (2004: $3.5 billion). The Group, as a matter of policy, now seeks to pre-arrange the funding requirements for the private investor fund products, thus avoiding the need for the Group to provide the initial funding for funds shortly after launch.

The Group now seeks to obtain external funding without the requirement to provide any committed purchase agreement to the third party banks. At 31 March 2005 the committed purchase agreements in place in respect of third party loans to funds amounted to $3.8 billion (2004: $3.0 billion).

Ratings

The Group's long-term senior debt ratings are A- from Fitch Ratings and Baa1 from Moody's, both with stable outlooks. During the year Fitch reaffirmed its rating and Moody's downgraded its rating from A3 to Baa1. The Group aims to maintain a rating of at least BBB+/Baa1 over the long-term.

Reputation risk

In common with other financial services businesses, our success depends not only on the effective management of the risks outlined above, but also on the maintenance of our reputation among many stakeholders – shareholders, investors in funds, lenders, regulators, key business partners and the general public – for the way in which we conduct our business.

Man has established several policies and procedures to ensure that high standards of ethical conduct are applied across its business globally. These address issues such as our fiduciary duty to investors and customers, sales and trading practices, new products, potential conflicts of interest, money-laundering, "know your customer" requirements and confidentiality and privacy. These policies and procedures are reviewed frequently to ensure that they are consistent with our high standards and meet or exceed regulatory requirements.

The Group aims to ensure that appropriate structures are in place to protect the interests of investors in the funds managed by the Group.

Future developments

In June 2004 the Basel Committee on Banking Supervision issued a new capital adequacy framework (referred to as Basel II), which is intended to replace the existing framework for determining regulatory capital. In Europe, Basel II will be implemented via the Capital Requirements Directive which will apply to credit institutions and investment firms. A draft text, which largely incorporates the requirements set out in Basel II, was issued by the European Union in July 2004, and will be subject to a formal EU legislative process.

The changes will be embodied in the FSA's rules and guidance and the FSA published a consultation paper in January 2005 setting out its proposed approach to the implementation of the EU directives. Subject to further consultation, the changes are currently scheduled to take effect from 1 January 2007.

The new capital framework will consist of three "pillars":

- Pillar 1 sets out the alternative approaches for calculating capital, including a new category to cover operational risk.
- Pillar 2 requires firms to provide their own internal assessment of capital requirements and which deals with the supervisory review process.
- Pillar 3 deals with disclosure and market discipline.

The Group has, since September 2003, been carrying out a programme, which is integrated across all its principal businesses and locations, to ensure that it will be ready for the changes to the regulatory requirements including both quantitative aspects relating to regulatory capital calculation and qualitative aspects relating to systems and controls. The qualitative aspects will also address changes to ensure compliance with the Markets in Financial Instruments Directive. This programme forms part of a broader evolution in the Group's risk management framework to ensure that it meets what the Board regards as best practice for asset management and brokerage businesses.

The quantitative work shows that the regulatory capital requirement is likely to increase as a result of the introduction of the new category relating to operational risk. However, current forecasts indicate that the Group will continue, including even in various stressed scenarios and after taking into account the effect of changes in reporting under IFRS, to hold surplus regulatory capital when the new rules take effect in 2007.


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Board of Directors

1 Harvey McGrath*
Non-executive Chairman, Chairman of the Nomination Committee
53, joined Man in 1980 from Chase Manhattan Bank. He was appointed to the Group Board in 1986, became Chief Executive in 1990 and was appointed as Chairman in March 2000.

2 Stanley Fink
Chief Executive
Chairman, Man Investments
47, a chartered accountant, joined Man in 1987 as a director with specific responsibility for mergers, acquisitions and treasury, becoming Group Finance Director in 1992. He was appointed Managing Director of Man Investments in 1996 and then Chairman in 2002. He became Group Chief Executive in March 2000.

3 Peter Clarke
Finance Director and Company Secretary
45, a solicitor, joined Man in 1993 from the investment banking industry, having worked at Morgan Grenfell and Citicorp. He became head of Corporate Finance and Corporate Affairs and Company Secretary in 1996. He was appointed to the Group Board in 1997 and became Finance Director in May 2000.

4 Chris Chambers
Chief Executive, Man Investments
43, joined the Group in March 2002 as Chief Executive of Man Investments. He was appointed to the Group Board in August 2003. He was a Managing Director at Credit Suisse First Boston and European Head of Equity Capital Markets, based in London. He joined CSFB in 1997 when it acquired the equity franchise of BZW, where he had been a Director of Equity Capital markets and Corporate Broking for some years.

5 Kevin Davis
Managing Director, Man Financial
44, joined Man's Brokerage division in 1991 where he became a Managing Director in 1997. He was appointed to the Group Board in April 2000. He is a director of LCH.Clearnet Group Limited, National Futures Association (USA) and a member of the CFTC Global Markets Advisory Committee (USA).

6 Jon Aisbitt*§†
Independent non-executive director
48, a chartered accountant, was appointed a non-executive director in August 2003. He was a Partner and Managing Director in the Investment Banking division of Goldman Sachs and has 20 years experience in international corporate finance. He is a non-executive director of Ocean Rig ASA, listed on the Oslo Exchange.

7 Alison Carnwath*§†
Independent non-executive director, Chair of the Audit and Risk Committee
52, a chartered accountant, was appointed a non-executive director in January 2001. She is currently a non-executive director of Friends Provident plc, Gallaher Group plc and Land Securities Group plc. Prior to that she spent 20 years working in investment banking, latterly as a Managing Director of Donaldson, Lufkin and Jenrette Inc. in New York.

8 Dugald Eadie*§†
Independent non-executive director, Chairman of the Remuneration Committee
60, was appointed a non-executive director in January 2002. He has held a number of senior executive positions in the fund management industry, most recently as group managing director of Henderson plc until its acquisition by AMP in 1998, retiring from Henderson in 1999. He was joint Chairman of the Society of Investment Professionals from 1999 to 2001 and is an Honorary Fellow of the Faculty of Actuaries. He is a non-executive director of Martin Currie Income and Growth Trust Plc.

9 Glen Moreno*§†
Senior independent director
61, was appointed a non-executive director in 1994. He is a director and former Chief Executive of Fidelity International, a trustee of The Prince of Liechtenstein Foundation and of Liechtenstein Global Trust. Previously he was a group executive and policy committee member of Citicorp and Citibank.

10 Stephen Nesbitt*
Non-executive director
56, joined Man in 1987 as a director. He was appointed Chairman of Man Investments and Man Financial in 1989 and became a non-executive director in 1997. Before joining Man he was a partner at Simmons and Simmons.

11 Jonathan Nicholls*§†
Independent non-executive director
47, a chartered accountant, was appointed a non-executive director in March 2004. Since June 1998 he has been Finance Director of Hanson PLC. He joined Hanson in 1996 as Group Treasurer. Previously, he held several positions in treasury and finance at Abbey National plc.

* Member of the Nomination Committee
§ Member of the Audit and Risk Committee
† Member of the Remuneration Committee

Man Group approach to Corporate Responsibility

Ethical conduct and responsible behaviour are fundamental to the way the Group conducts its business. The Group views Corporate Responsibility (CR) as a collective body of principles and procedures which govern our everyday business practices. To help our stakeholders understand our approach to CR the Group will now be reporting its performance annually in a number of areas where we believe CR is of relevance to our business practice. Further information on our approach and commitment to CR, as well as more detailed reporting, will be added to our website in the course of the coming year.

Embedding Corporate Responsibility

As part of our commitment to good practice in this area, in 2004 the Group initiated a thorough review of current arrangements with regard to CR. The review is being led by an internal CR team drawing on external expertise. The review is still in progress and is expected to be completed in the current financial year.

As the primary responsibility for managing CR lies with line management in each operating division, the review has included extensive engagement with the divisions through a series of workshops and meetings with the Compliance, Group Risk, Internal Audit, HR, Facilities Management and Investor Relations departments held between Autumn 2004 and Spring 2005.

Monitoring and reporting

The review process to date has confirmed that responsible behaviour and ethical awareness are inherent within the Group's underlying culture and business operations but there would be benefits from increased formalisation and more transparent reporting in this area. New policies, defined procedures and reporting systems are, therefore, in the process of being developed.

As our reporting develops we will provide stakeholders with more detailed reporting across our operations. In this year's report, for the first time, we are including new sections on Ethics and Procurement.

In the coming year, the focus will be on determining our response in our core business activities and on our relationships with intermediaries and customers.

Ethics

Ethical conduct is given high priority because trust and reputation are key assets of the Group. Codes of conduct and supporting policies are currently included in the Group's HR procedures with further ethical codes relating more specifically to customer and market conduct contained in global and regional compliance manuals. The key ethical components of existing policy documents and manuals are being consolidated into a unified, high-level Code of Ethics.

Group policy requires that not only the letter but also the spirit of legal and regulatory compliance is met. Conduct is monitored and enforced by Global Compliance Directors in each business division supported by compliance directors and officers covering each local jurisdiction.

Employees

The Group recognises that the quality of its directors, officers and employees is a key strength and its people policies are therefore directed at creating an environment that will attract, develop, motivate and reward people of the highest calibre. HR policies are set by the Group HR department and are further developed and supplemented by divisional HR departments according to the different business models and needs of Asset Management and Brokerage. Policies are also adapted at the regional level to accommodate differences in culture and employment law.

The Group has seen a significant expansion in employee numbers from 2,019 at 31 March 2002 to 3,180 at 31 March 2005 as a result of both organic growth and a number of acquisitions. As well as managing this high growth rate, we have taken ongoing steps to improve HR management and our employees' working environment.

Headcount


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Geographical Headcount

1 UK: 41.2%
2 Switzerland: 15.5%
3 Europe – Other: 3.8%
4 USA: 29.6%
5 Asia: 5.2%
6 Australia: 3.9%
7 Others including Middle East & South America: 0.8%


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Our commitment to preventing any direct or indirect discrimination on the grounds of race, gender, marital status, age, religious belief, language, sexual orientation, pregnancy or disability is expressed and reinforced through comprehensive policies and procedures.

We are firmly committed to identifying the best people from wherever they are in the spectrum of society and attracting them to join us. Our decisions on employment and promotion are based solely upon each individual's ability and potential. We believe we are an employer of choice and we have procedures in place to retain talented employees.

During the year global staff turnover was 14% (12% in the UK).

Other significant developments in 2005 included:

- The development and implementation of a new PeopleSoft reporting and management system. This system will now allow us to develop and report in more detail on our more significant key performance indicators in the HR area.
- An in-depth employee survey carried out on a global basis by Man Investments covering a range of topics including wellbeing.

Further information and data on Man's policies and performance on employee issues (including Health and Safety) will be provided in our internet-based CR Report.

Environment, Health and Safety (EHS)
It is the Group's policy to conduct its business operations in a manner that protects the health and safety of all its employees and any third parties involved in its business.

Responsibility for determining and implementing Health and Safety policies lies, in the UK, with the EHS Committee, and in overseas offices with local Health and Safety Officers. Members of the EHS Committee all receive appropriate training and are expected to play a role in disseminating Health and Safety awareness amongst all employees.

In the year the key focus of activities was on work station assessments, improvements to lighting and air quality in our London offices, policies for contractors working on site, and, following an incident, we undertook a major overhaul and renovation of our London office lifts. There were no fatalities, reportable injuries, fines or breaches of Health and Safety legislation or internal policies.

The Group is a member of the British Safety Council.

Man Group does not have a major direct impact on the environment as its business is office-based. Nevertheless, the Group is aware of the importance of environmental issues and is committed to measuring and reducing those impacts which are within its ability to control. The Group's environmental policies place particular emphasis on making concern and respect for the environment the individual responsibility of every employee.

Starting from this year, we will be reporting on how we manage our environmental impacts under three different headings:

- Offices where we manage and control the building (Sugar Quay in London and the Disaster Recovery Site in Kent).
- Sole tenants where we do not control the systems but are in a position to manage all or some of the environmental inputs (three offices in Pfäffikon).
- Rented offices where we are one of a number of tenants and do not have control of key environmental impacts (our US offices and Centennium House in London).

The degree of control we have over the management of our offices is an important factor in our ability to reduce our environmental impacts. In our head office in London we have recently negotiated a two-year contract to source electricity through a green tariff which ensures we are supporting the generation of power from clean sources and significantly reducing our contribution to climate change.

Below we present key environmental data for our UK, US and Swiss offices. Full information on the conversion factors and calculation processes used will be available through our website in the current year.

Key environmental performance indicators:

Energy consumption and related emissions

Usable floor space (excluding DR sites)	12.3 m^2/employee
Water	15,177 L/employee
Electricity	7,074 KwH/employee
Gas	1,784 KwH/employee
CO_2 Emission	3,619 $KgCO_2$/employee

Travel related emissions

Air Travel	
– Short/Medium Haul	2,354 Km/employee
– Long Haul	6,868 Km/employee
CO_2 Emission	1,071 $KgCO_2$/employee
No. of video conferencing units	33 Units

Procurement
Procurement practices have traditionally been decentralised across the Group. However, reflecting the significant growth of the business in recent years we began efforts to streamline practices in 2004. So far in the UK, this has achieved several benefits to the business and annualised savings of £650,000. Going forward the focus of our procurement efforts will be on developing and implementing standardised procedures across all divisions and business units in the UK. In addition, although overseas offices operate their own procurement functions independently of the UK, a road map is being developed in order to incorporate CR considerations into procurement policies on a global basis.

Analysis of UK Procurement Spend

1 IT: 31%
2 Professional Fees: 22%
3 Insurance: 14%
4 Telecoms: 9%
5 Small Suppliers: 8%
6 Premises: 5.5%
7 Staff: 5%
8 Marketing: 2.5%
9 Catering: 1%
10 Travel: 1%
11 Utilities: 1%



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Community
The communities that we operate in are important to Man Group. Playing an active role in these is a significant way in which we express our values and develop our brand.

With a head office based in the City of London, we are aware that some of our neighbouring boroughs number amongst the poorest and most deprived in the UK. The main vehicle for philanthropic giving is the Man Group plc Charitable Trust. The main areas of support are:

- Neighbouring communities
- Youth programmes with a special focus on access and inclusion
- Arts
- Education
- Small medical charities which lie outside the mainstream of medical funding

On a global basis, total charitable cash donations amounted to £1,658,000. Included in this amount was a special one-off donation of $1,000,000 (£541,000) given in response to the tsunami disaster in South East Asia.

In the UK cash donations from the Man Group plc Charitable Trust increased to £640,000 in 2005. Board members and management in London contributed more than the equivalent of £500,000 in management time to charity work. We have continued to make our boardroom and other London head office facilities available for use by neighbouring business charities which lack such facilities themselves.

In the US our businesses in Chicago and New York donated $540,000 (£292,000) to charity. Of this amount $250,000 (£135,000) was donated to Meals on Wheels as a result of significant staff involvement in this particular charity. Donations in the year in Australia, Switzerland and other overseas offices amounted to £185,000.

In support of neighbouring communities, we continued our support for, and involvement with, the East London Business Alliance, the East London Small Business Centre and the scholarship programme for boys from less advantaged neighbourhoods at City of London School. Support for two education partnerships in two neighbouring boroughs was continued. A new and important project was our sole sponsorship of the new London Youth Rowing Club facility in the East End of London. This facility, which was opened by Sir Stephen Redgrave, has the specific objective of providing access to the sport of rowing for both boys and girls from neighbourhoods in the East End of London.

Combining the arts and youth themes, we continued our provision of a scholarship and the funding of the annual drawing prize at the Royal College of Art and we launched a major new initiative for music in schools known as pianoMan. Under this latter project, an internationally renowned concert pianist will be visiting two schools in every county throughout the UK. The programme at each school comprises a musical demonstration, a master-class and a public concert. From the participating schools, five "Man scholars" will be selected to receive further individual tuition in London.

It is our policy to encourage employee involvement and participation in community work and charitable giving. Each year staff nominate and vote for a Charity of the Year. In 2005, the staff voted for Kids Company, who subsequently received a special award of £100,000 as well as the opportunity to involve staff in various aspects of the charity's work. The policy of matching employee fund raising continued with the Group matching £60,000 raised by staff. The Group provided further incentives for staff to participate in Give As You Earn schemes and the number of participating staff increased to 99.

In the area of Arts sponsorship, Man Group continued its sponsorship of the Man Booker Prize for Fiction and, again, sponsored the Man Hong Kong International Literary Festival. In addition, Man Group announced its sponsorship of a major new international literary prize – the Man Booker International Prize. This new prize is for a body of fiction, rather than a single work, and is open to any living author whose work is available in English. The prize will be awarded every two years and the first prize winner will be announced in June 2005. The value of Man Group's combined sponsorships in the field of literature exceeds £650,000 per annum.

The directors submit their report, together with the audited accounts for the year ended 31 March 2005.

Principal activities and results

Man Group plc ("the Company") is the holding company for the Man group ("the Group"). A detailed review of the Group's strategy, activities and financial performance is given in the Operating Review on pages 7 to 19 and in the Financial Review on pages 21 to 39. Details of the principal operating subsidiaries are set out on page 94. The audited accounts of the Group appear on pages 59 to 93. The Group profit after taxation but before ordinary dividends amounted to $608 million (2004: $552 million).

Annual General Meeting and dividends

The directors recommend a final dividend of 42.0 cents per ordinary share giving a total of 66.0 cents per ordinary share for the year. Subject to shareholders' approval at the Annual General Meeting, the final dividend will be paid on 19 July 2005 in sterling at the rate of 22.96 pence per share to shareholders on the register at the close of business on 1 July 2005. The shares will be quoted ex-dividend from 29 June 2005. The Dividend Reinvestment Plan will be available in respect of this dividend. The retained profit transferred to reserves amounted to $408 million (2004: $400 million).

The Company's Annual General Meeting will be held at 11am on 12 July 2005, at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

The Board of Directors

As at 31 March 2005, the Board comprised four executive directors and seven non-executive directors (including the Chairman). There have been no changes to the Board since that date. Biographical details of all the directors are set out on page 41. In accordance with the Articles of Association, Dugald Eadie, Stanley Fink and Stephen Nesbitt will retire by rotation at the Annual General Meeting and, being eligible, Dugald Eadie and Stanley Fink offer themselves for re-appointment. Stephen Nesbitt wishes to retire from the Board and so will not be seeking re-appointment at the Annual General Meeting. As Glen Moreno has served as a non-executive director for more than nine years, he retires annually and, being eligible, also offers himself for re-appointment at the Annual General Meeting. The Board recommends to shareholders the re-appointment of all three directors retiring at the meeting and offering themselves for re-appointment on the basis that they are all effective directors of the Company and demonstrate the appropriate level of commitment in their respective roles.

The roles of Chairman and Chief Executive are separate, with responsibilities clearly divided between them. The Chairman is able to dedicate significant time to the business and has no other material commitments outside Man Group. Non-executive directors represent the majority of the Board. Of the seven non-executive directors, Jon Aisbitt, Alison Carnwath, Dugald Eadie, Glen Moreno and Jonathan Nicholls are considered to be independent non-executive directors. The Board is satisfied that there are no relationships or circumstances which are likely to affect, or could appear to affect, the judgement of those directors. The Board makes this assertion having considered and taken full account of the fact that Glen Moreno was first appointed to the Board in 1994. The Board is completely satisfied that Glen Moreno is independent in character and judgement. Given his experience, credibility and commitment, he makes a significant, valuable and challenging contribution to both governance and strategic issues. Accordingly, independent non-executive directors comprise the majority of non-executives and half of the members of the Board, excluding the Chairman.

Glen Moreno is recognised as the senior independent non-executive director and is available to shareholders in the event that they have concerns that have not been resolved through the normal channels with the Chief Executive or Chairman. The Chairman frequently attends meetings with institutional investors and always attends results presentations. Jonathan Nicholls is considered to have "recent and relevant financial experience" through his current executive role as Finance Director of Hanson PLC. The non-executive directors met together twice during the year without the Chairman or executive directors present. On a separate occasion the non-executive directors, including the Chairman, met without the executive directors present.

Prior to their appointment, potential non-executive directors are asked to confirm that they have sufficient time available to meet what is expected of them, including the membership of relevant Board committees. They are also subject to a review to assess their independence and to confirm that they have no other relationships that might affect their judgement. The non-executive directors are appointed by the Board and stand for re-appointment at the first Annual General Meeting of the Company following their appointment. They hold office for a three-year period, subject to the Company's Articles of Association, whereupon they may stand for re-appointment by shareholders in General Meeting. They are entitled to a fee for their services plus reasonable out of pocket expenses incurred for Group purposes. They are not entitled to any pension or bonus and cannot participate in any Man Group share-based incentive schemes. They are not entitled to any compensation for early termination, save as may be provided for in general law. Non-executive directors are not required to hold shares in the Company but are encouraged to do so. All non-executive directors held shares as at the year-end.

During the year the Board conducted a detailed review of the non-executive director fees structure taking account of individual responsibilities as well as the increased time commitment required of the non-executive directors and the general increase in responsibilities of all directors. The Board is best served by attracting and retaining non-executive directors of wide and varying experience to bring balance, insight and challenge to the role. During the year the Board concluded that the fees of non-executive directors should be increased to reflect this. Further details appear in the Remuneration Report on page 50.

All directors are subject to re-appointment at intervals of no more than three years. Any directors appointed by the Board are subject to re-election by the shareholders at the Annual General Meeting following their appointment. All directors have access to the advice and services of the Company Secretary, Peter Clarke, who is responsible to the Board for ensuring that Board procedures are followed and that there is compliance with applicable rules and regulations. In addition, the Board has established a procedure that enables any director to have access to independent professional advice at the Group's expense.

Appropriate Directors' and Officers' liability insurance is also in place. The removal of the Company Secretary is a matter for the Board as a whole. Although the Company Secretary, Peter Clarke, is also Finance Director, the Board considers that this is appropriate given his professional qualifications and experience.

The Board holds meetings on a regular basis, at least six times per year and additionally for specific purposes as and when required. During the year there were six Board meetings including a four day strategic planning session attended additionally by senior executives below Board level from across the Group's activities. All Board members attended every meeting during the year, except Stanley Fink, Kevin Davis and Jonathan Nicholls, who were absent for one meeting each. To enable the Board to discharge its duties effectively, all directors receive appropriate and timely information with briefing papers distributed in advance of Board meetings. All new directors receive an appropriate introduction to their responsibilities and the Group's operations, by way of a detailed briefing pack and meetings with relevant senior management. All directors also receive regular updates on changes and developments to business, legislative, regulatory risk and financial matters as well as details of any investor relations issues or specific views of major shareholders.

The Board has ultimate responsibility for the management and performance of the business including the system of internal controls and corporate governance, as well as the development of strategy and major policies. To this end the Board has adopted written delegated authorities which identify matters specifically reserved to it for decision and which also provide for a tiered approval process for decisions below Board level, encompassing strategic, expenditure, financial, risk and control authorities. As part of a continuing process, the Board reviewed these delegated authorities during the year to take account of business developments, governance and regulatory change, and Group risk appetite. The Board formally delegates certain of its responsibilities to committees by way of written terms of reference. Details of each principal committee, its membership and the terms of reference are summarised below. Their composition and terms of reference are available on the Group's website www.mangroupplc.com. As usual, the Chair of each Committee will be attending the Company's Annual General Meeting to answer any questions regarding the Committees' activities and responsibilities.

Each Board Committee is expected to conduct an annual self appraisal of its performance which includes taking the views of the Board on the performance of that Committee and the Chairman of the relevant Committee reports to the Board on the results of the process. During the year a comprehensive and rigorous evaluation process was conducted on the overall effectiveness and performance of the Board and its committees. This was led by the Chairman, using a detailed questionnaire, the results from which were then reviewed and discussed collectively by the Board, and areas for improvement agreed and actioned. Additionally, the senior independent director in consultation with the rest of the Board conducted a review of the Chairman's effectiveness and the Chairman led an individual direct assessment process.

The Board also conducted a detailed review of the Group's system of internal controls, including financial, operational and compliance controls and risk management systems. The Board has also reviewed the implications of the Group's adoption of International Financial Reporting Standards and changes to capital adequacy requirements under the Basel II framework.

Nomination Committee
The Nomination Committee is appointed by the Board and is responsible for identifying, assessing and nominating for the approval of the Board, candidates to fill vacancies as and when they arise. This includes consideration of the re-appointment of non-executive directors at the conclusion of their specified term of office and the re-election by shareholders of any director under the retirement by rotation provision of the Company's Articles. It is also responsible for considering succession planning for both the Board and senior management positions. The Committee comprises all of the non-executive directors and accordingly has a majority of independent non-executive directors. There were no changes to the composition of the Committee during the year. The Board considers that the position of Group Chairman necessitates a leading role in the composition and balance of the Board and accordingly the Committee is chaired by Harvey McGrath. The Committee meets as and when required. There were no meetings during the year – but after the year-end the Committee met to consider the re-appointment of non-executive directors at their conclusion of their terms of office and the re-election of directors under the retirement by rotation provisions of the Company's Articles. All members were present at that meeting.

Remuneration Committee
The Remuneration Committee is appointed by the Board and is responsible for setting remuneration for all executive directors and the Chairman of the Board, and agreeing the framework and policy for the remuneration of directors and other members of senior executive management, including pension rights and eligibility for benefits under long-term incentive schemes. The Committee approves the terms of any service agreement to be entered into with any executive director and any proposed compensation for termination. The Committee is exclusively responsible for selecting and appointing any remuneration consultants who may advise the Committee. The Remuneration Report, set out on pages 50 to 55, includes details of the Committee's activities, a statement of the Company's remuneration policy and the procedures for determining executive directors' remuneration. The Remuneration Committee comprises five independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath, Glen Moreno and Jonathan Nicholls. The Committee met three times during the year and all members were present on each occasion. During the year the Committee reviewed its terms of reference.

Audit and Risk Committee
The Audit and Risk Committee (ARCom) is appointed by the Board. It comprises the five independent non-executive directors and is chaired by Alison Carnwath. Jonathan Nicholls, who is a Chartered Accountant and Finance Director of Hanson PLC, is considered to have recent and relevant financial experience. There were no changes to the composition of the Committee during the year.

The Committee has formal terms of reference which are reviewed and approved by the Board annually. Its principal oversight responsibilities cover:

- Monitoring the integrity of the Group's financial statements.
- Monitoring and oversight of the external audit process, including the appointment, re-appointment or removal of the external auditors.
- Monitoring and oversight of internal audit processes.
- Reviewing the effectiveness of the Group's internal controls and risk management systems and any major risk related initiatives.
- Reviewing the Group's procedures regarding 'whistle-blowing' and its Code of Conduct.

ARCom met seven times during the year and all members were present at each meeting, with the exception of Glen Moreno who was absent for one meeting. Peter Clarke (Finance Director) was also present at all meetings and Harvey McGrath (Chairman) and Stanley Fink (Chief Executive) and Stephen Nesbitt were usually invited by the Chair of ARCom to attend part or all of each meeting together with the Heads of Group Risk, Internal Audit and the Group Financial Controller. A manager within Group Risk acted as secretary to the Committee. The external auditors were also invited to attend for part or all of each meeting.

The Chair of the Committee met separately with the Head of Internal Audit and with the external auditors without any other members of management present and reported to the Committee on these discussions. The full Committee had a meeting with the external auditors once during the year without any other members of management present. ARCom members received all reports prepared by Internal Audit together with management's responses to any recommendation.

At each meeting ARCom received reports from:

- The Head of Internal Audit summarising the status of the internal audit programme and any significant findings from audits completed in the period since the last meeting.
- The Chair of ARCom on any relevant discussions with the external auditors since the last meeting.
- The Finance Director on any relevant discussions between senior management and the external auditors.
- The Group Financial Controller on updates to the Group's financial reporting.
- The Head of Group Risk on the Group's risk profile, including significant legal and compliance matters, and reports on matters discussed at the Group Risk Committee.

ARCom also reviewed its forward agenda at the end of each meeting.

ARCom has explicit authority to investigate any matters within its terms of reference and has access to all resources and information that it may require for this purpose. It is entitled to obtain legal and other independent professional advice and has the authority to approve all fees payable to such advisers.

In addition to these regular items, ARCom devoted a significant amount of time to considering the changes that will result from the adoption of International Financial Reporting Standards ("IFRS") and to changes to the Group's risk management framework, including the interaction between Group Risk and Internal Audit. The principal items dealt with at each meeting were:

May 2004 – review of key issues relating to the Accounts and draft annual report.

May 2004 – review of key issues arising from the external audit; the final draft annual report; the process for the effective rotation of the external audit engagement partner for the Group's financial year ending 31 March 2005; reports in relation to the effectiveness of the Group's system of internal controls; key issues relating to implementation of IFRS; and the effectiveness of Internal Audit.

July 2004 – review of a report from the external auditors on matters arising from the audit in relation to internal controls and review and approval of the annual plan for internal audit; review of proposed changes to the risk governance framework; and a review of the Group's Code of Conduct for employees.

October 2004 – review of key issues relating to the interim accounts and draft interim report.

November 2004 – a review of the final draft interim accounts and the report from the external auditors on these; a review of the effect of IFRS on the Group accounts; review and approval of the Group's policy for the provision of non-audit services by its external auditors; an assessment of the effectiveness and independence of the external auditors; the adequacy of succession planning in finance, internal audit, risk and compliance; and review of the report from Group Risk Committee under its new terms of reference.

December 2004 – review of recommendations to the Board on changes to the Group's risk management and governance framework; review and approval of the Group's policy on employing former members of staff of its external auditors; and a review of ARCom's effectiveness.

January 2005 – a review of the external audit plan, approval of the terms of engagement and annual audit fees for the external auditors; approval of key significant accounting policies under IFRS; review of a report on the Group's off balance sheet exposures; and a review of the adequacy of the Group's whistle-blowing arrangements.

The Chair of ARCom reported regularly to the Board on the Committee's activities after each meeting, identifying any matters in respect of which the Committee considered that action was needed and made recommendations on the steps to be taken.

ARCom has a key oversight role in relation to the external auditors, PricewaterhouseCoopers LLP whose primary relationship is with the Committee. Both ARCom and the external auditors as a matter of professional practice maintain safeguards to avoid objectivity and independence of the auditors becoming compromised. ARCom has approved a formal policy regarding the engagement of the external auditors in the provision of non-audit services. This policy precludes the external auditors from providing certain services (including bookkeeping, financial information system design and implementation, appraisal and valuation, and internal audit work) and permit limited other services which are subject to low fee thresholds, or which require prior approval from the Committee.

For the year non-audit fees were 36% of audit fees. The non-audit fees largely relate to advice and assistance given in relation to the Group's Integrated Prudential Source Book and Basel II projects, to the Group's IFRS conversion project and to a corporate responsibility project.

During the year, the Committee assessed the qualifications, expertise, resources and effectiveness of the external auditors. This review was based on information received from the external auditors and on responses to a questionnaire completed by members of ARCom, senior management, finance and internal audit functions. The results were reviewed at the ARCom meeting in November 2004 and the principal conclusions were communicated to the external auditors.

The Head of Internal Audit reports to ARCom, which reviewed and approved the annual audit plan, resources and results of its work. The effectiveness of Internal Audit was assessed by ARCom during the year with guidance from a self-assessment prepared by Internal Audit and feedback from management, and on the basis of reports received from Internal Audit, and dialogue with the Head of Internal Audit throughout the year.

ARCom implemented, during the year, a number of proposals identified in an external assessment of its effectiveness carried out towards the end of the 2004 financial year. It carried out a further review of its own effectiveness in the 2005 financial year based on a questionnaire designed for this purpose. Responses from members of the Committee, other directors, members of senior management and risk, audit and compliance functions, as well as external auditors were analysed and discussed by the Committee at its meeting in December 2004. Areas for possible improvement were identified and appropriate changes are being implemented.

Corporate governance

The Board is committed to high standards of corporate governance and supports the need for clear standards to be laid down to safeguard the interests of shareholders and other stakeholders. The Board is accountable to the Company's shareholders for good corporate governance.

The Company's shares are listed on the London Stock Exchange and the Company is therefore required to comply with the Listing Rules of the UK Listing Authority. These Rules require listed companies to include a statement of corporate governance in their annual reports relating to compliance with the principles and provisions set out in Section 1 of the Combined Code on Corporate Governance describing how the Company has applied those principles and whether or not the Company has complied with those provisions throughout the year.

The directors consider that the Company has complied throughout the year ended 31 March 2005 with the provisions of Section 1 of the Combined Code.

Internal control

The Board has overall responsibility for the Group's systems of internal control and risk management and for reviewing their effectiveness.

The Audit and Risk Committee provides oversight and independent challenge in relation to internal control and risk management systems. During the year it reviewed proposed changes to the Group's risk management and governance framework prior to approval by the Board.

The Group's reputation is fundamental to its ability to attract customers and investors in both its Brokerage and Asset Management businesses. The directors and senior managers of the Group are therefore committed to maintaining high standards and a control conscious culture. The Group's activities are also subject to high levels of regulatory oversight in many jurisdictions, particularly in the UK and the US, and significant Group resources are allocated to ensure compliance. This oversight includes obligations of regular compliance reporting, the maintenance of minimum levels of capital and periodic audit by regulators.

The Board's role includes:

- Setting the overall risk management strategy.
- Developing appropriate risk management governance arrangements and systems.
- Establishing and maintaining effective internal controls and
- Ensuring that the Group maintains adequate financial resources.

The key elements of each of these and the process for identifying, evaluating and managing the significant risks faced by the Group are explained in the 'Risk and risk management' section of the Financial Review included within this Annual Report.

These processes have been in place throughout the year and up to the date of this Annual Report and have been regularly reviewed by the Board.

The systems of internal control aim to safeguard assets, and ensure proper accounting records are maintained so that the financial information, used within the business and for publication, is reliable. The systems are designed to manage key risks rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material mis-statement or loss.

Compliance with these systems is monitored by line management, regular reporting through subsidiary boards and Board Committees, and through the Internal Audit programme. The Board received annual written confirmation from subsidiary directors and divisional management that the Group's approach to, and required standards for, risk management and internal control were understood and that the level of risk was consistent with and managed in accordance with the Group's risk management framework. These procedures provide for assurance to be given at higher levels of management and, finally, to the Board.

Internal Audit provides further assurance as to the operation and validity of the system of internal control through its independent reviews. Its programme was based in large part on the results of the risk identification process and work performed included a detailed examination of related key controls.

The Board received regular reports on all the above items during the year and has also undertaken a formal process to review the effectiveness of the system of internal control. This review covered all controls including operational, financial and compliance controls, and risk management systems. The effectiveness of the internal controls was considered in the context of the Group's risk appetite, reports on its risk profile, reports of any losses incurred and reports from internal and external audit and compliance functions.

The processes relating to both risk and internal controls described above accord with the guidance in the "Internal Control: Guidance for Directors on the Combined Code" (the Turnbull guidance).

Statement of directors' responsibilities

The directors are required by the Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the financial year and of the profit or loss and cash flows of the Group for the financial year. The directors are required to prepare the Accounts on a going concern basis unless it is not appropriate.

The directors, in preparing the Accounts set out on pages 59 to 93, consider that the Group has adopted appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that proper accounting records are kept which disclose with reasonable accuracy the financial position of the Company and of the Group and which enable them to ensure that the Accounts comply with the Companies Act 1985. The directors also have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the Group website. The work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that have occurred to the Accounts since they were initially presented on the website. It should be noted that information published on the Internet is accessible in many countries, some of which have different legal requirements relating to the preparation and dissemination of financial statements.

The directors confirm that they have complied with the above requirements.

Going concern
After making enquiries the directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for the foreseeable future and accordingly continue to adopt the going concern basis in preparing the Accounts.

Auditors
PricewaterhouseCoopers LLP have indicated their willingness to continue in office and resolutions will be proposed at the Annual General Meeting to re-appoint them as auditors of the Company and to authorise the directors to determine their remuneration for the current year.

Creditor payment policy
It continues to be the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms, which are agreed when negotiating transactions. The Company, being a holding company, had no external trade creditors at 31 March 2005 or 31 March 2004.

Share capital
Details of movements in the share capital of the Company are given in note 23 to the accounts. During the year, the Company purchased in the market for cancellation 3,346,831 of its ordinary shares of 18 cents each at a total cost of £42.7 million ($78.0 million), giving an average repurchase cost of £12.76 per share. All repurchasing was undertaken at share prices that were earnings enhancing. These transactions represented some 1.09% of the issued ordinary share capital at 31 March 2005. As at 18 May 2005, the Company has an unexpired authority from last year's Annual General Meeting to repurchase further shares up to a remaining maximum of 26,727,062 ordinary shares.

Resolutions relating to the Company's share capital are to be proposed at the Annual General Meeting and are set out in the Notice of Meeting. Further details are given in the accompanying letter from the Chairman.

Investor relations
The Company enters into a dialogue at appropriate times with its institutional shareholders, whilst having regard to the UK Listing Authority's guidance on the dissemination of price sensitive information. The Group's non-executive Chairman frequently attends meetings with institutional investors and always attends results' presentations. Copies of all results announcements are carried in full on the Company's website www.mangroupplc.com as soon as they are published, together with announcements required to be made in accordance with the UK Listing Authority Listing Rules and other investor presentation material. The Company encourages research coverage of its business activities by analysts and rating agencies and for this purpose makes available the time of the Chief Executive and Finance Director. In addition to the electronic access referred to above, the Company has made available CREST electronic proxy voting to institutional shareholders since the 2003 Annual General Meeting and all shareholders have been able to electronically appoint a proxy to vote on their behalf since the 2004 Annual General Meeting.

Full use is made of the Annual General Meeting to communicate with private investors. The Company will continue the practices of making available at the Annual General Meeting the level of proxies lodged on each resolution, despatching the notice of the Annual General Meeting and related papers more than 20 working days before the meeting, and proposing each substantially separate issue as an individual motion. It is intended that all members of the Board will, as usual, attend the 2005 Annual General Meeting and will be available to answer questions both during and after the Meeting.

Size of shareholders by percentage of issued capital – number of shares

1 1-100,000 (9.48%)
2 100,001-500,000 (19.11%)
3 500,001-1,000,000 (11.8%)
4 1,000,001-5,000,000 (24.75%)
5 5,000,001 and above (34.86%)



1
2
3
4
5

As at 18 May 2005, the Company had been notified of four holdings of 3% or more, in its share capital, being that of Legal & General plc (5.02%), FMR Corp Group of Companies and Fidelity International Ltd Group of Companies (4.91%), D H Rosenblum, a former director of the Company (3.62%), and Putnam Investment Management LLC and the Putnam Advisory Company LLC (3.20%).

Details of the directors' interests in the share capital of the Company and details of directors' share options are set out in the Remuneration Report. There have been no changes in the directors' share interests between 31 March 2005 and the date of this report.

Employees, environment and charitable donations
The Group's policies in relation to employees, and the environment, and details of the Group's charitable donations in the year, are included in the Corporate Responsibility Report, which immediately precedes the Directors' Report.

By Order of the Board
Peter Clarke
Company Secretary
26 May 2005

The directors submit their Remuneration Report for the year ended 31 March 2005. The information given on pages 53 to 55 is audited.

The Remuneration Report sets out the Company's policy on the remuneration of executive and non-executive directors with details of their remuneration packages (including share incentive scheme awards), service contracts and disclosable interests in the issued share capital of Man Group plc in respect of the year ended 31 March 2005. The report will be put to an advisory vote of the Company's shareholders at the Annual General Meeting to be held on 12 July 2005.

The Remuneration Committee comprises only independent non-executive directors: Dugald Eadie (Chairman), Jon Aisbitt, Alison Carnwath, Glen Moreno and Jonathan Nicholls. It is responsible for setting the remuneration of all executive directors and the Chairman of Man Group plc. It is also responsible for determining the framework and policy for the remuneration of senior executives below Group Board level across Man Group.

Executive remuneration policy

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages which are linked to (a) the achievement of agreed individual objectives; (b) the achievement of the Group's key financial and business targets (as set out in the Financial Review); and (c) the creation of long-term shareholder value. In assessing the competitiveness of remuneration, salaries and bonuses have been reviewed against available external market data provided by independent professional consultants. To retain flexibility in the application of its remuneration policy on an annual basis, the Committee seeks to give a high proportion of total annual compensation in the form of variable bonus payments. The Committee does not consider it appropriate to establish any maximum percentage of salary payable by way of annual bonus. It is also policy to align the interests of executive directors and senior executives with the Group's shareholders through the promotion and encouragement of share ownership, by offering participation in share-based long-term incentive schemes, details of which are set out in this report. The Committee's policy with regard to the remuneration of executive directors is not expected to change in the current year.

The remuneration of executive directors consists of annual salary, car allowance, health and disability benefits, an annual cash bonus scheme, pension contribution and participation in long-term incentive schemes. In the case of executive directors who are relocated to overseas offices, an additional housing allowance may be paid. Only base salary is pensionable. Details of each individual director's remuneration, shareholding and, where applicable, share options and long-term incentive plan benefits are set out in this report.

Service contracts

The Group has service agreements with its executive directors. The service contracts do not have a fixed term but provide for termination on the expiry of not more than 12 months' written notice by either party or at the end of the month during which the director has attained the age of 60. The effective dates of the service agreements are: Chris Chambers 20 August 2003; Peter Clarke 1 April 1997; Kevin Davis 1 April 2000; and Stanley Fink 24 March 2000. They contain no contractual entitlement to be paid any fixed amount of bonus or right to participation in any of the Group's share-based incentive schemes, participation in which is at the Committee's discretion. To protect the Group's business interests, executive directors' service contracts contain non-compete covenants designed to be applicable to the extent permitted under the law of the relevant jurisdiction. The executive directors' service contracts do not include any fixed provision for termination compensation. The Committee is mindful of the need to consider what compensation commitments, if any, are appropriate in the event of the termination of executive directors' service contracts, bearing in mind the Group's legal obligations and the individual's ability to mitigate their loss. The Committee must approve in advance any proposed termination payments.

The non-executive directors are appointed by the Board. Details of their terms of appointment are set out in the Directors' Report.

Salaries

Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. Particular regard is paid to salary levels within other leading companies in the financial services sector and the need in many cases to secure the services of senior executives who have international experience and flexibility in job location. These comparisons are made with the assistance of available independent remuneration surveys. Salaries are reviewed annually.

The fees of the non-executive directors are determined by the Board within the limits contained in the Articles of Association. As discussed in the Directors' Report, the fees payable for the services of the non-executives were reviewed and increased during the year. The basic fee, as from 1 April 2004, was increased to £75,000. Additional fees of £10,000, £20,000 and £20,000 were paid to the Chairman of the Remuneration Committee, Chair of the Audit and Risk Committee and senior independent director respectively, to reflect their additional responsibilities.

Pension provision

The Group operates pension and retirement benefit schemes for its employees in a number of countries. Base salary is the only component of remuneration which is pensionable. All executive directors are eligible to participate in the Group's pension arrangements generally operating in the jurisdiction in which they work. Alternatively, the Group will, at the executive director's request and subject to applicable limits and regulations, make a contribution of up to 10% of pensionable salary to a private pension plan nominated by the director. The Remuneration Committee is reviewing the forthcoming changes to pensions legislation in the UK and will report on its conclusions in next year's Report.

Performance-related cash bonuses

In addition to base salary, all executive directors and senior executives are eligible for an annual performance-related cash bonus, which is non-pensionable. Total bonuses available across the Group for distribution to eligible employees (including executive directors) are determined by reference to the pre-tax profit of each business unit after making certain adjustments, including a charge for the capital allocated by the Group to the operation of that business and any credit usage.

Bonuses for executive directors are discretionary. In considering the appropriate level of bonus for each director, the Committee considers (a) the extent to which the individual has achieved their agreed personal objectives for the year and (b) the extent to which the Group has achieved its stated financial targets. The Group's longstanding key targets are: significant growth in diluted underlying earnings per share (which was up 28% in the year); and maintaining a high level of post-tax return on equity (which was 26.8% for the year). Total cash bonuses paid to executive directors for the year (adjusting for Chris Chambers who was appointed during the comparative year) are 9% lower than last year. The bonus of each executive director, as determined by the Remuneration Committee against these measures on an individual basis, is shown in the table on page 53. Bonuses for senior executives below Board level are discussed with the Committee and reviewed by it.

Long-term share-based incentive schemes

Man Group has always sought to facilitate significant equity ownership by directors and senior management, principally through schemes which encourage and assist the purchase of shares with their own money or by way of bonus sacrifice. The Board and employees worldwide together currently own an estimated 10% of the Company's share capital, either directly or through employee trusts established and funded for this purpose. The Board alone directly holds 6% of the issued capital. The employee trusts are included in the Group's consolidated Accounts.

Executive directors are eligible to participate in the Performance Share Plan, Assisted Purchase Scheme and Executive Share Option Scheme, in each case at the Committee's discretion. Both the Board and the Committee believe that it is inappropriate to use short-term share price movements as a measure of management performance; true long-term shareholder value will be created through long-term growth in earnings per share and the maintenance of high levels of post-tax return on capital. For this reason, these two measures form the basis of the performance criteria applicable to the Group's long-term share-based incentive schemes. The Committee is not aware of any listed companies of substantial size whose main business activities are comparable in nature and scale to that of Man Group, and accordingly the Committee does not see any merit in trying to benchmark performance criteria against other companies.

The performance graph below compares the Company's total shareholder return performance against the FTSE 100 Index. The FTSE 100 comprises the 100 largest UK quoted companies by market capitalisation. It has been chosen because it is a widely recognised performance comparison for large UK companies. The graph shows the change in the hypothetical value of £100 invested in the Company's ordinary shares on 31 March 2000, compared with the change in the hypothetical value of £100 invested in the FTSE 100 Index, at 31 March in each year. This shows that Man has materially outperformed the FTSE 100 over this period.

Total shareholder return (£)


Man Group plc
FTSE 100 Index
400
350
300
250
200
150
100
50
0
358
287
233
194
160
88
85
60
75
87
2000
2001
2002
2003
2004
2005

Source: Datastream

The following is a summary of the long-term share-based incentive schemes operated by the Group during the year.

Performance Share Plan

This is a long-term incentive plan for executive directors and senior executives first approved by shareholders in 1996 and amended at the 2001 AGM. Awards are performance-related over a three-year measurement period based on the level of post-tax return on average capital employed ("Return on Equity") achieved by the Group throughout that period. Return on Equity, for this purpose, is defined as the post-tax profit for the year before goodwill amortisation and any exceptional items relating to the disposal of the Agricultural Products businesses, divided by the average of the opening and closing equity shareholders' funds. Annual awards are capped at 100% of base salary and no award will be transferred unless the Group maintains an average annual Return on Equity of at least 20% (18% for pre-July 2001 awards) across the performance period. Awards will be transferred at levels above this on a linear sliding scale. Full benefits of an award can only be transferred when annual Return on Equity has averaged 30% or more (24% or more for pre-July 2001 awards). These return targets represent a multiple of the Group's weighted average cost of capital and are considered by the Committee to be both challenging and appropriate. Additionally, no pre-July 2001 award is capable of being transferred (regardless of the level of Return on Equity achieved) unless aggregate earnings per share growth over the performance period has exceeded the growth in the Retail Prices Index for the same period by at least 6%. Entitlements are subject to an additional one year restriction on transfer to participants dependent upon continued employment with the Group. During the year, the 2000 awards vested at 100% and were transferred in June 2004. The 2001 awards will vest at 100% and will be transferred in June 2005. The 2002 awards will vest at 100% and will be transferred in June 2006.

Additionally the Plan allows participants to invest part or all of their annual performance-related cash bonus in shares in the Company ("invested shares"). In return, a participant will be provisionally allocated such number of additional shares as represents the amount of their investment gross of personal tax and social security liabilities ("matching shares"). In addition, shares purchased under the Assisted Purchase Scheme (see below) are eligible for a matching allocation under the Plan on a one to one ratio. The provisional allocation of matching shares will be subject to the same performance criteria and three-year performance period as set out above, and to continued employment with the Group over four years. A participant may withdraw their invested shares at any time but if, and to the extent that, they do so during the performance period, the corresponding allocation of matching shares lapses.

Share Option Scheme

An Inland Revenue Approved and Unapproved Scheme, The Man Group Executive Share Option Scheme 2001, was established following shareholder approval at the 2001 AGM. Selected senior employees and executive directors are eligible to participate. All grants of options are subject to Remuneration Committee approval. Details of options held by executive directors are set out in the table on page 54. Individual share option awards are subject to an annual cap of 200% of base salary. Options issued under the Scheme may normally only be exercised between three and 10 years from the date of grant and are subject to the satisfaction of performance conditions. 50% of each option will vest if the Company's underlying earnings per share (EPS) growth matches or exceeds the growth in RPI plus 3% per annum, with the entire option vesting at RPI plus 6% per annum. Performance criteria are calculated from the end of the financial year prior to the grant of option. During the year, the Executive Directors proposed, and the Remuneration Committee accepted, that no re-testing of the EPS performance targets should take place. Accordingly, if the targets attached to any option are not reached after three years, the option will lapse. The Remuneration Committee considers underlying earnings per share (that is earnings from net management fee income and Brokerage net income, and therefore excludes net performance fee income, Sugar Australia, goodwill amortisation and exceptional items) to be an appropriate target. The effect of performance fee income is excluded as it can be volatile when comparing between accounting periods. The Committee also considers these targets to be suitably challenging. The options granted in 2001 and 2002 have fully met the performance criteria.

Assisted Purchase Scheme
The Group has established and contributes to a discretionary trust for the benefit of employees of the Group (including executive directors) to facilitate the acquisition of shares in the Company as long-term holdings. The current trustees, who are not connected with the Group, are Roanne Trust Company (Jersey) Limited and Ansbacher Trustees (Jersey) Limited. The trustee acquires shares in the market, which it will sell on at the prevailing market price on deferred payment terms. In the case of executive directors, such assistance is subject to prior approval by the Remuneration Committee. As at 31 March 2005 the directors receiving such assistance were: Chris Chambers £1,225,000, payable in annual instalments during the period to November 2008; Peter Clarke £840,150, payable in annual instalments during the period to November 2007; Kevin Davis £928,400, payable in annual instalments during the period to November 2010; and Stanley Fink £1,680,240, payable in annual instalments during the period to November 2007.

Co-Investment Scheme
This is a long-term incentive scheme, designed to encourage senior executives (excluding directors) to invest a proportion of their cash bonus by purchasing shares in the Company and to facilitate their retention. It is a matching scheme whereby the Group matches on an agreed basis the pre-tax amount of bonus invested in the scheme provided that the bonus investment shares are retained by the employee for three years. The matching award can be exercised for no payment after four years provided that the employee is still employed by the Group. The Scheme operates on a four to one matching basis. The amount a participant can invest cannot exceed 100% of their bonus. The only director participating in the Co-Investment Scheme during the year was Chris Chambers, who was granted awards prior to becoming a director.

Other Employee Share Schemes
In 2001, the Group introduced an Inland Revenue approved Sharesave Scheme in the United Kingdom and an Internal Revenue Code qualifying employee Stock Purchase Plan in the United States. Both are all-employee plans and executive directors are entitled to participate, subject to the relevant terms and conditions. The UK Sharesave Scheme contracts are for three or five year periods, with each participant permitted to save up to £250 per month to purchase Man Group plc shares at a discount. The initial grant was made in October 2001 and further grants in June 2002, June 2003 and June 2004. The discount was 20% of the market value near the time the option was granted. Under the US Stock Purchase Plan, each participant is permitted to save up to $375 per month ($500 per month from 2005) to purchase Man Group plc shares at a discount, normally after a 24 month period and is subject to a restriction on transfer of one year following purchase. The initial grant, for a 17 month period, was made in January 2002 and further grants for 24 month periods were made in June 2002, June 2003 and June 2004. The option price was at a 15% discount to the market value on the date of grant.

Directors' remuneration

The remuneration of the directors listed by individual director is as follows:

	Salary/ fees £'000	Benefits+ £'000	Annual Bonus £'000	**2005 Total £'000**	2004 Total £'000
Executive directors					
Chris Chambers*	310	61	1,800	**2,171**	1,441
Peter Clarke	310	49	2,000	**2,359**	2,458
Kevin Davis	296	165	2,500	**2,961**	2,901
Stanley Fink	410	99	3,300	**3,809**	4,522
Non-executive directors					
Harvey McGrath	362	–	–	**362**	272
Jon Aisbitt*	75	–	–	**75**	31
Alison Carnwath	95	–	–	**95**	50
Dugald Eadie	85	–	–	**85**	50
Glen Moreno	95	–	–	**95**	50
Stephen Nesbitt	75	–	–	**75**	50
Jonathan Nicholls#	75	–	–	**75**	1
31 March 2005	2,188	374	9,600	**12,162**	
31 March 2004	1,657	439	9,730		11,826
US dollar equivalent (see note 10 to the Accounts)				**$22.5m**	$20.0m

* Appointed 20 August 2003. In the comparative period, Chris Chambers' salary, benefits and bonus only relate to the period from 20 August 2003

Appointed 24 March 2004

+ The benefits of Chris Chambers, Peter Clarke and Stanley Fink almost entirely relate to a taxable benefit in kind assessment in connection with the Assisted Purchase Scheme (details of which are given on page 52). The benefits of Kevin Davis principally relate to the Assisted Purchase Scheme and to a housing allowance, as he has been relocated to an overseas office

Retirement benefits accruing to Peter Clarke under a defined benefit pension scheme, and contributions to money purchase schemes relating to other directors were as follows:

		Defined benefit scheme						
	Age	**Accrued pension# at 31 March 2005 £'000 per annum**	Increase in accrued pension during the year £'000 per annum	Increase in accrued pension during the year (net of inflation) £'000 per annum	Transfer value+ at 31 March 2005 of increase in accrued pension during the year (net of inflation) £'000	**Transfer value+ of accrued pension at 31 March 2005 £'000**	Transfer value+ of accrued pension at 31 March 2004 £'000	Increase in transfer value+ over the year £'000
Peter Clarke	45	**21**	2	2	15*	**270**	230	35*

The accrued pension is the amount which would be paid if the director left service at the relevant date

+ The transfer values have been calculated in accordance with the guidance note 'GN11' published by the Institute of Actuaries and Faculty of Actuaries

* These figures have been adjusted so that they are net of the director's contributions paid during the year of £5,100

	Money purchase schemes	
	2005 £'000	2004 £'000
Chris Chambers*	**14**	9
Kevin Davis	**12**	13
Stanley Fink	**40**	39

* The comparative figure represents contributions made since his appointment as a director on 20 August 2003

Shares under option under the Man Group Executive Share Option Scheme 2001(a)

	Number of options							
	Date of grant	1 April 2004	Granted during year	Exercised during year (b)	31 March 2005	Option Price	Earliest exercise date	Latest exercise date
Chris Chambers	June 2003	22,318	–	–	22,318	1277.0p	June 2006	June 2013
	June 2004	–	36,306	–	36,306	1570.0p	June 2007	June 2014
Peter Clarke	July 2001	54,083	–	–	54,083	924.5p	July 2004	July 2011
	June 2002	52,301	–	–	52,301	956.0p	June 2005	June 2012
	June 2003	42,286	–	–	42,286	1277.0p	June 2006	June 2013
	June 2004	–	36,306	–	36,306	1570.0p	June 2007	June 2014
Kevin Davis	July 2001	54,083	–	54,083	–	924.5p	July 2004	July 2011
	June 2002	52,301	–	–	52,301	956.0p	June 2005	June 2012
	June 2003	42,286	–	–	42,286	1277.0p	June 2006	June 2013
	June 2004	–	36,306	–	36,306	1570.0p	June 2007	June 2014
Stanley Fink	July 2001	75,716	–	–	75,716	924.5p	July 2004	July 2011
	June 2002	73,222	–	–	73,222	956.0p	June 2005	June 2012
	June 2003	57,948	–	–	57,948	1277.0p	June 2006	June 2013
	June 2004	–	49,045	–	49,045	1570.0p	June 2007	June 2014

Notes:

(a) Details of the performance conditions under which options can be exercised are given on pages 51-52

(b) Kevin Davis exercised his 2001 options on 12 July 2004 when the share price was 1442 pence, giving a gain of £279,880

Shares under option under the Man Group Sharesave Scheme (a)

	Number of options							
	Date of grant	1 April 2004	Granted during year	Exercised during year	31 March 2005	Option Price	Earliest exercise date	Latest exercise date
Stanley Fink	October 2001	2,268	–	–	2,268	744p	November 2006	April 2007

Share awards and matching awards under the Performance Share Plan (a)

	Performance Share Plan				Performance Share Plan Matching Awards			
	Outstanding at 31 March 2004	Awarded during year (e)	Transferred in year (b)	Outstanding at 31 March 2005 (c)	Outstanding at 31 March 2004	Awarded during year (e)	Transferred in year (b)	Outstanding at 31 March 2005 (d)
Chris Chambers	22,457	18,678	–	41,135	59,097	68,484	–	127,581
Peter Clarke	115,219	18,678	39,009	94,888	184,749	–	81,065	103,684
Kevin Davis	115,219	18,678	39,009	94,888	234,630	77,824	32,427	280,027
Stanley Fink	155,471	24,903	50,712	129,662	797,106	186,776	97,277	886,605
Harvey McGrath	50,712	–	50,712	–	–	–	–	–

Notes:

(a) The details of the performance criteria that are required to be met before any share awards become eligible for transfer are given on page 51

(b) Shares awarded to Peter Clarke, Kevin Davis, Stanley Fink and Harvey McGrath in 2000 and matching shares awarded to Peter Clarke, Kevin Davis and Stanley Fink in 2000 under the Performance Share Plan were transferred to them on 15 June 2004. The share price was 1584.66 pence at that date giving the following market values: Peter Clarke £1,902,765; Kevin Davis £1,132,017; Stanley Fink £2,345,122; and Harvey McGrath £803,613

(c) Of the Performance Share Plan shares outstanding at 31 March 2005, the following shares will be transferred in June 2005 in relation to the 2001 awards, as all performance criteria have been met: Peter Clarke 25,675 shares; Kevin Davis 25,675 shares; and Stanley Fink 35,945 shares

(d) Of the matching shares awarded under the Performance Share Plan outstanding at 31 March 2005, the following shares will be transferred in June 2005: Peter Clarke 51,546 shares; Kevin Davis 51,546 shares; and Stanley Fink 226,804 shares

(e) In relation to shares awarded during the year, the share price was 1584.66 pence on 15 June 2004, the date of the awards

Matching share awards under the Group's Co-Investment Plan (a)

	Outstanding at 31 March 2004	Awarded during year	Exercised in year	Outstanding at 31 March 2005 (c)
Chris Chambers (b)	148,686	–	–	148,686

Notes:

(a) Details of the performance conditions relating to the Group's Co-Investment Scheme are given on page 52

(b) Chris Chambers was granted matching awards under this scheme prior to his appointment as a director. Of the matching shares awarded under the Co-Investment Plan outstanding at 31 March 2005, 101,963 shares will be transferred to Chris Chambers in June 2005

(c) Chris Chambers' outstanding matching awards were granted as follows: 2002: 101,963 shares and 2003: 46,723 shares

(d) The exercise price on the above matching awards is £1 in aggregate

Directors' interests in ordinary shares of Man Group plc (a)

	31 March 2005	31 March 2004
Jon Aisbitt	**175,000**	50,000
Alison Carnwath	**68,108**	66,649
Chris Chambers	**170,369**	109,374
Peter Clarke	**669,185**	689,235
Kevin Davis (a)	**1,032,261**	1,246,324
Dugald Eadie	**65,828**	50,000
Stanley Fink (a)	**4,528,898**	4,663,298
Harvey McGrath	**5,996,800**	6,356,800
Glen Moreno	**20,000**	20,000
Stephen Nesbitt (a)	**5,519,257**	5,594,257
Jonathan Nicholls	**5,000**	–

Notes:

(a) All of the above interests are beneficial, except the interests of Kevin Davis and Stanley Fink which include their non-beneficial interests in 153,000 and 127,500 ordinary shares respectively held by them as trustees of trusts of which they are also beneficiaries, and the interests of Stephen Nesbitt which include a non-beneficial interest in 100,000 ordinary shares.

(b) There has been no change in the directors' interests in the ordinary shares of Man Group plc from 31 March 2005 to the date of this report

The market price of the Company's shares at the end of the financial year was £13.74. The highest and lowest share prices during the financial year were £18.56 and £11.55 respectively.

For and on behalf of the Board
Dugald Eadie
Chairman, Remuneration Committee
26 May 2005



Accounts

Auditors' Report

Independent auditors' report to the members of Man Group plc

We have audited the accounts which comprise the Group Profit and Loss Account, the Group Statement of Total Recognised Gains and Losses, the Group Balance Sheet, the Group Cash Flow Statement, the Company Balance Sheet and the related notes which have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ("the auditable part") set out on pages 53 to 55.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the accounts in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of directors' responsibilities. The directors are also responsible for preparing the Remuneration Report.

Our responsibility is to audit the accounts and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company or Group has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Chairman's Statement, the Operating Review, the Financial Review, the Corporate Responsibility Report, the Directors' Report (which includes the Corporate Governance Statement) and the unaudited part of the Remuneration Report.

We review whether the Corporate Governance Statement reflects the Company's and Group's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the auditable part of the Remuneration Report.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 March 2005 and of the profit and cash flows of the Group for the year then ended;
- the accounts have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, England

26 May 2005

Principal Accounting Policies

Basis of accounting

The accounts have been prepared under the historical cost convention, as modified by the revaluation of certain assets, and in accordance with applicable accounting standards in the United Kingdom and, except for the treatment of taking to the profit and loss account profits and losses arising on the revaluation of financial instruments, in accordance with the requirements of the Companies Act 1985 ("the Act"). An explanation of this departure is given in the net operating income and revenue recognition note below.

The Group reviews and updates its accounting policies, in accordance with the requirements of FRS 18 'Accounting Policies', on a regular basis. There have been no significant changes in 2005, other than those outlined below.

As stated in the 2004 Annual Report, the Group has changed its presentation currency from sterling to US dollars with effect from 1 April 2004. The comparative figures have therefore been presented in US dollars, applying the exchange rates as given in note 39.

Changes in accounting policy

As from 1 April 2004, the Group has adopted UITF 38 'Accounting for ESOP trusts' and UITF 17 (revised 2003) 'Employee share schemes'. Under UITF 38 own shares held through an ESOP trust are now recorded at cost and shown as a deduction in arriving at shareholders' funds. Previously these shares were recorded at cost less amortisation and shown as a fixed asset investment with amortisation charges being taken to the profit and loss account. Also, gains and losses on the purchase, sale, issue or cancellation of own shares are now no longer recognised in the profit and loss account or statement of total recognised gains and losses. Under the revised UITF 17, employee share scheme charges to the profit and loss account are now always calculated as the intrinsic value of the award spread over the performance period. The intrinsic value is the difference between the fair value of the shares at the date of grant and the amount paid by the employee to exercise the rights to those shares irrespective of the cost of shares purchased to fund the award. The adoption of these two standards represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of the prior year adjustments are given in note 25.

Basis of consolidation

The Group accounts incorporate the accounts of Man Group plc and its subsidiaries for the year ended 31 March 2005. The results of subsidiaries disposed of in the period are incorporated up to the date control is transferred. The results of subsidiaries acquired in the period are incorporated from the date control is acquired, using the acquisition method of accounting.

Entities that do not qualify as subsidiaries but which give rise to benefits that are in substance no different from those that would arise were the entity a subsidiary are included in the consolidated accounts. The Group has one such quasi-subsidiary, Forester Limited, which issued exchangeable bonds to raise funding for the Group. To show the effect of the inclusion of Forester Limited on the consolidated accounts, its summary accounts are given in note 35.

Certain US limited partnerships in which the Group is general partner are not consolidated because there are severe long-term restrictions on the rights of the general partners. The Group accounts for the 1% general partnership interests as fixed asset investments.

Shares in subsidiary undertakings

The Company's shares in subsidiary undertakings are stated in the balance sheet of the Company at cost less provisions for any impairment in value.

Joint ventures and associates

A joint venture is an entity in which the Group holds a long-term interest and which is jointly controlled by the Group and one or more other venturers under a contractual arrangement. An associate is an undertaking, not being a subsidiary or joint venture, in which the Group's interest is substantial and for the long-term and, having regard to the disposition of the other shareholdings, the Group is in a position to exercise a significant influence over its policies and participates in its commercial and financial decisions.

The Group's share of the profits less losses of joint ventures and associates is included in the consolidated profit and loss account on the equity accounting basis or, in the case of joint ventures, the gross equity accounting basis. The Group's share of the reserves from the dates of acquisition of joint ventures and associates is included in the consolidated balance sheet.

Turnover

In the opinion of the directors, disclosure of turnover is most appropriately represented by net operating income, which comprises net fee and commission income, net trading interest income and other operating income. This represents an adaptation of the profit and loss account format laid down in Schedule 4 to the Companies Act 1985 due to the special nature of the Group's business.

Net operating income and revenue recognition

In Asset Management, performance fees are only recognised once they have been "locked-in" and cannot subsequently be reversed. Management fees, which include all non-performance related fees, are recognised as earned.

In Brokerage, execution and clearing commissions are recognised as earned. In order to reflect the substance of matched principal transactions entered into by the Group, where it acts as principal for the simultaneous purchase and sale of securities to third parties, commission income is the difference between the consideration received on the sale of the security and its purchase cost. Net trading interest income, which is largely generated from client segregated funds, is recognised as earned.

In accordance with accepted practice, those financial instruments (including forward positions and derivatives) held for trading purposes are marked-to-market and consequent gains and losses are taken to the profit and loss account. This policy represents a departure from the statutory requirement to record positions and instruments at the lower of cost and net realisable value. The directors consider this to be necessary for the accounts to show a true and fair view. It is not practical to quantify the effect on the accounts of this departure, since information on original cost, being of no continuing relevance to the business, is not available.

Sales commissions

In Asset Management, sales commissions paid to intermediaries and employees when a fund is first launched are capitalised and charged on a straight-line basis to net operating income over the shorter of five years and the period during which fees are payable by the investor for early redemption. Trail commissions are charged to net operating income as incurred.

Financial instruments
Financial instruments, including derivatives, are held for trading purposes or held as hedges. Gains or losses on hedging instruments are accounted for in accordance with the policy described below. Financial instruments and derivative financial instruments held for trading are marked-to-market, with the resulting gains and losses taken to the net operating income line in the profit and loss account. Assets, or positive fair values, arising from transactions in these instruments, are shown under debtors in the balance sheet. Liabilities, or negative fair values, arising from these transactions in these instruments, are shown under creditors in the balance sheet.

The Group uses various financial instruments to reduce exposure to foreign exchange risks, future commodity price risks and interest rate risks. These include forward currency contracts and to a lesser extent currency options, commodity futures and options with recognised exchanges and interest rate swaps. A financial instrument is considered to be used for hedging purposes when it alters the risk profile of an existing, or anticipated, underlying exposure of the Group in line with the Group's risk management policies.

Hedging instruments are matched with their underlying hedged item either individually or in aggregate as appropriate. The gains and losses on hedging instruments are not recognised in the profit and loss account immediately as they arise. Such gains and losses are either not recognised in the balance sheet or are recognised and carried forward. When the hedged transaction occurs, the gain or loss is recognised in the profit and loss account at the same time as the hedged item. For foreign exchange instruments, this will be in operating profit matched against the relevant purchase or sale, and for interest rate instruments, within interest payable or receivable over the life of the instrument or relevant interest period. The profit or loss on an instrument may be deferred if the hedged transaction is expected to take place, or would normally be accounted for, in a future period. If the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is closed out. Any profit or loss on the sale, or that arises when a hedging transaction is terminated prior to the end of the life of the underlying asset, liability, income or expense, is recognised in the profit and loss account immediately as part of operating profit.

Debt instruments
Debt instruments issued by the Group are carried at cost. The finance costs of debt instruments are charged to the net interest income line in the profit and loss account over the term of the debt. Such costs include the costs of issue and any discount to face value arising on issue. The exchangeable bonds are accounted for without anticipating exchange, in accordance with FRS 4 "Capital Instruments".

Currencies
Transactions in currencies other than the functional currency of the undertaking concerned are recorded at the exchange rate appropriate at the time of accounting for the transaction. Currency balances at the year-end are converted at the exchange rate ruling at that date except where covered by an open foreign exchange contract in which case the rate specified in the contract is used.

Assets and liabilities of those subsidiaries and associates which prepare accounts in currencies other than the Group's reporting currency are translated at year-end rates. The results and cash flows of these undertakings are translated at average rates for the year. Differences on exchange arising from the translation of opening balance sheets of those subsidiaries and associates whose reporting currency is not US dollars, together with the differences between the results of these undertakings translated at average rates for the year and year-end rates, are taken directly to reserves, together with differences on non-US dollar borrowings used to hedge those investments.

All other gains and losses are taken to the profit and loss account.

Goodwill
Positive goodwill arising on acquisitions since 1 April 1998 is capitalised, categorised as an asset on the balance sheet and amortised over its useful economic life. The useful economic life of the goodwill is determined at the time of the acquisition giving rise to it by considering the nature of the acquired business, the economic environment in which it operates and period of time over which the value of the business is expected to exceed the values of the identifiable net assets. The goodwill amortisation periods used by the Group range between 3 and 15 years.

Goodwill arising on acquisitions prior to 31 March 1998 was written off directly against Group reserves. Goodwill previously eliminated against reserves has not been reinstated on the implementation of FRS 10. Adjustments to earn-outs relating to acquisitions prior to 31 March 1998 have been taken directly to Group reserves. Upon the sale or closure of previously acquired businesses, any goodwill arising on acquisition that was written off directly to reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

Impairment
Tangible fixed assets and goodwill are subject to impairment review, in accordance with FRS 11, if there are events or changes in circumstances that indicate that the carrying amount of the fixed asset or goodwill may not be fully recoverable. Goodwill is also subject to impairment reviews at the end of the first full financial year following acquisition. Specific details of such impairment reviews are given in note 16.

The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of net realisable value and value in use. Net realisable value is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the assets continued use, including those resulting from its ultimate disposal, at a market based discount rate on a pre-tax basis. The carrying values of fixed assets and goodwill are written down by the amount of any impairment and this loss is recognised in the profit and loss account in the period in which it occurs.

Other investments
Investments are classified as fixed assets where the intention is to hold the investment for the long-term for use in the business or where the Group's ability to dispose of the investment is restricted. Other investments are classified as current assets.

Fixed asset investments are carried at their purchase price. Where an investment has diminished in value the diminution is charged to the profit and loss account if it is permanent. If the circumstances giving rise to the diminution have reversed to any extent, the charge to the profit and loss account is written back to the extent that it is no longer necessary. Current asset investments are marked-to-market and all revaluation gains and losses are recognised in the profit and loss account (as stated in the net operating income and revenue recognition policy).

Matched principal business
In Brokerage, certain Group companies are involved in collateralised stock borrowing and lending transactions acting as an intermediary between counterparties. Although the legal form of such transactions is that the Group acts as a principal to both sides of the transaction, thus maintaining anonymity to the market, the substance of the transactions is that the Group acts as an intermediary and assumes minimal risk. Accordingly, the deposits paid and received for securities borrowed and loaned have been offset and only the net amount is included in debtors and creditors. For information the relevant gross values are disclosed in note 17.

In addition, in Brokerage, certain Group companies are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. Such trades are complete only when both sides of the deal are settled, and so the Group is exposed to risk in the event that one side of the transaction remains unmatched. Substantially all trades settle on the appointed value date and in most instances delivery of stock is only made against payment. In order to reflect the substance of these transactions, amounts payable and receivable in respect of matched principal business prior to settlement due date are netted and shown in debtors. For information the relevant gross values are disclosed in note 17. Transactions that have failed and those that remain unsettled beyond value date are shown gross in trade debtors and trade creditors.

Pensions
The Group operates a number of defined contribution and benefit pension schemes. For defined contribution schemes, the pension cost recognised in the profit and loss account represents the contributions payable to the scheme during the year. The expected cost of the defined benefit schemes is charged to the profit and loss account, on the advice of independent actuaries (who conduct an actuarial valuation every three years), so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from regular cost are spread over the expected remaining service lives of current employees. To the extent that such costs do not equate with cash contributions a provision or prepayment is recognised in the balance sheet. The additional disclosures required by the transitional arrangements of FRS 17 have been made in note 9.

Employee share ownership trusts
The purchase cost of investments in own shares held in connection with the Group's employee share schemes are recorded at cost as a deduction from equity shareholders' funds. At the end of the vesting period the shares are transferred to employees. If any shares do not vest, they are typically carried forward to a future year's share scheme or sold in the open market.

The fair value of the shares/options at the date of award/grant, less any consideration to be received from the employee, is charged to the profit and loss account over the period to which the employee's performance relates. Where awards are contingent upon future events an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate adjustment to the charge is made. The costs of funding and administrating the trusts are charged to the profit and loss account in the period to which they relate.

Leases
Operating lease rentals are charged to the profit and loss account on a straight line basis in the period to which they relate.

Depreciation
Depreciation is provided on a straight-line basis to write off tangible fixed assets over their economic useful lives down to their residual value, which may not be nil. When determining the useful economic life of equipment, the Group takes into account the expected rate of technological developments and the intensity at which the assets are expected to be used. The rates used are dependent on the circumstances in the countries in which subsidiaries operate and are as follows:

Leasehold land and buildings	life of the lease
Equipment	3 to 10 years

Segregated balances
As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, in Brokerage, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts. These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. Details of the amount of segregated balances and the reasons for not including them in the Group balance sheet are given in note 18.

Deferred taxation
Deferred taxation is recognised on all timing differences where the transaction or events that give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. A deferred tax asset is only recognised to the extent that it is more likely than not that it can be recovered. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. The Group does not discount its deferred tax balances.

Conversion to International Financial Reporting Standards
The Group is required under European legislation to adopt International Financial Reporting Standards (IFRS) for its year ending 31 March 2006. A commentary on the conversion process and an update of the detailed qualitative review of the impact of IFRS on the Group, originally given in the Annual Report 2004, is included in the Financial Review.

Group Profit and Loss Account
for the year ended 31 March 2005

	Note	2005 Before goodwill and exceptional items $m	2005 Goodwill and exceptional items $m	2005 Total $m	restated* 2004 Before goodwill and exceptional items $m	restated* 2004 Goodwill and exceptional items $m	restated* 2004 Total $m
Net operating income	1,2	**1,566**	**–**	**1,566**	1,480	–	1,480
Operating expenses	3,4	**(767)**	**(78)**	**(845)**	(719)	(73)	(792)
Exceptional item – GNI integration costs	6	**–**	**–**	**–**	–	(9)	(9)
		(767)	**(78)**	**(845)**	(719)	(82)	(801)
Group operating profit – continuing operations		**799**	**(78)**	**721**	761	(82)	679
Share of operating profit/(loss) from joint ventures and associates	4,5	**37**	**(13)**	**24**	38	(4)	34
Total operating profit: Group and share of joint ventures and associates		**836**	**(91)**	**745**	799	(86)	713
Exceptional items							
Loss on sale of businesses	6	**–**	**(5)**	**(5)**	–	(20)	(20)
Net interest income	7	**44**	**–**	**44**	22	–	22
Profit on ordinary activities before taxation	2,3	**880**	**(96)**	**784**	821	(106)	715
Taxation	11	**(180)**	**4**	**(176)**	(168)	6	(162)
Profit on ordinary activities after taxation		**700**	**(92)**	**608**	653	(100)	553
Equity minority interest		**–**	**–**	**–**	(1)	–	(1)
Profit for the financial year		**700**	**(92)**	**608**	652	(100)	552
Ordinary dividends	12			**(200)**			(152)
Retained profit	24			**408**			400
Earnings per share on total operations	13						
Basic				**201c**			186c
Diluted				**182c**			168c
Earnings per share before goodwill and exceptional items	13						
Basic				**231c**			220c
Diluted				**209c**			198c
Underlying earnings per share	13						
Basic				**200c**			154c
Diluted				**181c**			141c
Dividends per share	12						
Interim				**24.0c**			18.4c
Final proposed				**42.0c**			32.4c

Historical cost profits and losses are not materially different from those shown above.

* Details of the restatement to the comparative period are given in the 'Changes in accounting policy' paragraph of the Principal Accounting Policies and in note 25

Group Statement of Total Recognised Gains and Losses
for the year ended 31 March 2005

	Note	2005 $m	2004 $m
Profit for the financial year		**608**	552
Currency translation differences taken directly to reserves	23, 24	**14**	(3)
Total recognised gains relating to the year		**622**	549
Prior year adjustments	25	**(29)**	
Total recognised gains since last annual report		**593**	

Group Balance Sheet
at 31 March 2005

	Note	2005 $m	2005 $m	restated* 2004 $m	restated* 2004 $m
Fixed Assets					
Intangible assets – goodwill	14		**761**		812
Tangible assets	15		**68**		69
Investments	16				
Investments in joint ventures					
Share of gross assets and goodwill		**9**		15	
Share of gross liabilities		**(1)**		(1)	
			8		14
Investments in associates			**219**		256
Other investments			**61**		46
			288		316
			1,117		1,197
Current assets					
Debtors	17		**3,418**		3,475
Investments	19		**3,145**		2,393
Cash at bank and in hand			**2,150**		1,702
			8,713		7,570
Creditors: amounts falling due within one year	20		**(6,127)**		(5,709)
Net current assets			**2,586**		1,861
Total assets less current liabilities			**3,703**		3,058
Creditors: amounts falling due after more than one year	20				
Exchangeable bonds		**(741)**		(717)	
Other		**(538)**		(289)	
			(1,279)		(1,006)
Provisions for liabilities and charges	21		**–**		(3)
Net assets			**2,424**		2,049
Capital and reserves					
Called up share capital	23		**55**		57
Share premium account	24		**354**		337
Capital reserve	24		**4**		4
Merger reserve	24		**722**		729
Profit and loss account	24		**1,289**		921
Equity shareholders' funds			**2,424**		2,048
Equity minority interests			**–**		1
			2,424		2,049

* Details of the restatement to the comparative period are given in the 'Changes in accounting policy' paragraph of the Principal Accounting Policies and in note 25

Approved by the Board of Directors on 26 May 2005

Stanley Fink, Chief Executive
Peter Clarke, Finance Director

Reconciliation of Movements in Equity Shareholders' Funds

for the year ended 31 March 2005

	Note	2005 $m	restated 2004 $m
Profit for the financial year		**608**	552
Ordinary dividends	12	**(200)**	(152)
Retained profit		**408**	400
Other recognised gains and losses relating to the year	24	**14**	(3)
Issue of ordinary share capital	23,24	**19**	133
Purchase and cancellation of own shares	23,24	**(78)**	(31)
Goodwill written back on disposal		**–**	22
UITF 17 charge for the year		**49**	37
Purchase of own shares by ESOP trusts		**(62)**	(69)
Disposal of own shares by ESOP trusts		**26**	83
Net increase in equity shareholders' funds		**376**	572
Opening equity shareholders' funds		**2,048**	1,534
Prior year adjustment	25	**–**	(58)
Closing equity shareholders' funds		**2,424**	2,048

Group Cash Flow Statement

for the year ended 31 March 2005

	Note	2005 $m	restated 2004 $m
Net cash inflow from operating activities	26	**684**	1,058
Dividends from joint ventures		**4**	4
Dividends from associates		**15**	9
Returns on investments and servicing of finance	27	**50**	24
Taxation paid		**(143)**	(105)
Capital expenditure and financial investment	28	**(45)**	(106)
Acquisitions and disposals	29	**20**	(11)
Equity dividends paid		**(177)**	(128)
Net cash inflow		**408**	745
Management of liquid resources	30	**266**	(330)
Financing	31	**39**	(39)
Increase in cash		**713**	376

Reconciliation of Net Cash Flow to Movement in Net Cash

for the year ended 31 March 2005

	Note	2005 $m	restated 2004 $m
Increase in cash		**713**	376
Cash (inflow)/outflow from movement in debt		**(134)**	21
Cash (inflow)/outflow from movement in liquid resources		**(266)**	330
Change in net cash resulting from cash flows		**313**	727
Debt disposed of with businesses and subsidiaries sold		**11**	–
Currency translation difference		**(23)**	(101)
Movement in net cash		**301**	626
Opening net cash		**602**	(24)
Closing net cash	32	**903**	602

Company Balance Sheet
at 31 March 2005

	Note	2005 $m	restated 2004 $m
Fixed assets			
Investments	40	**1,170**	1,170
Current assets			
Debtors	41	**699**	74
Investments (unlisted)		**50**	43
Creditors: amounts falling due within one year	42	**(127)**	(135)
Net current assets/(liabilities)		**622**	(18)
Total assets less current liabilities		**1,792**	1,152
Capital and reserves			
Called up share capital	23	**55**	57
Share premium account	43	**354**	337
Capital reserve	43	**4**	4
Merger reserve	43	**722**	729
Profit and loss account	43	**657**	25
Equity shareholders' funds		**1,792**	1,152

Approved by the Board of Directors on 26 May 2005

Stanley Fink, Chief Executive
Peter Clarke, Finance Director

Notes to the Accounts

1. Net operating income

	2005 $m	2004 $m
Continuing operations		
Fees and commissions receivable	**2,337**	2,185
Fees and commissions payable	**(944)**	(853)
Net trading interest income	**124**	99
Other operating income	**49**	49
Net operating income	**1,566**	1,480

2. Segmental analysis
(a) Segmental analysis of net operating income

	2005 $m	2004 $m
Business segment		
Asset Management	**1,082**	1,023
Brokerage	**484**	457
	1,566	1,480
Geographic area		
Europe	**1,191**	1,145
The Americas	**277**	264
Rest of the World	**98**	71
	1,566	1,480

(b) Segmental analysis of profit on ordinary activities before taxation

	2005 $m	restated 2004 $m
Business segment		
Asset Management – net management fee income	**614**	459
Asset Management – net performance fee income	**119**	236
Asset Management – goodwill amortisation	**(79)**	(67)
Asset Management – exceptional items	**(5)**	–
Asset Management total	**649**	628
Brokerage – before goodwill amortisation and exceptional items	**145**	120
Brokerage – goodwill amortisation	**(12)**	(10)
Brokerage – exceptional items	**–**	(9)
Brokerage total	**133**	101
Sugar Australia	**2**	6
Sugar Australia – exceptional items	**–**	(20)
Sugar Australia total	**2**	(14)
	784	715
Geographic area		
Europe	**664**	634
The Americas	**81**	69
Rest of the World	**39**	12
	784	715

Although the majority of the Group's profits and net operating income (see note 2(a) above) arises in Europe, the majority is denominated in US dollars.

2. Segmental analysis continued
(c) Segmental analysis of net assets

	2005 $m	restated 2004 $m
Business segment		
Asset Management	**1,554**	1,370
Brokerage	**870**	679
	2,424	2,049
Geographic area		
Europe	**1,814**	1,566
The Americas	**506**	367
Rest of the World	**104**	116
	2,424	2,049

Capital is allocated across the businesses based on a risk-adjusted capital methodology that quantifies credit, market and operating risks within each business unit and assigns capital accordingly. Capital is also allocated to a limited number of other factors, principally goodwill as well as an allocation to reflect the need to maintain certain minimum levels of regulatory capital.

3. Profit on ordinary activities before taxation

	2005 $m	2004 $m
Profit on ordinary activities before taxation is after charging		
Staff costs (note 9)	**733**	652
Depreciation of tangible fixed assets	**29**	27
Amortisation of goodwill	**91**	77
Profit on sale of fixed asset investments	**(2)**	(1)
Loss on sale of tangible fixed assets	**–**	2
Loss on sale of business	**5**	20
Operating lease rentals		
Plant and machinery	**–**	–
Other	**21**	16

Operating expenses principally comprise administrative expenses.

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP and its worldwide associates, were as follows:

	2005 $m	2004 $m
Audit services		
Group statutory	**3**	2
Audit related regulatory reporting	**1**	1
SAS 70 audits	**1**	–
Total audit related fees	**5**	3
Further assurance services	**1**	3
Tax services	**–**	–
Other services	**1**	–
Total non-audit related fees	**2**	3
Total fees	**7**	6

Group statutory audit fees includes £10,000 for each year in respect of the Company.

The non-audit fees in the above table relate principally to the UK. Further assurance services include advice concerning financial accounting and reporting standards, in particular in relation to International Financial Reporting Standards, and advice in relation to the application of the Integrated Prudential Source Book and Basel II. Other services relate to advice on various projects – the largest being assistance with a corporate responsibility project.

Notes to the Accounts continued

4. Goodwill amortisation

Included in operating expenses is goodwill amortisation of $78 million (2004: $73 million). Total goodwill amortisation in the year, including the amount relating to joint ventures and associates (see note 5), on a pre-tax basis is $91 million (2004: $77 million) and on a post-tax basis is $87 million (2004: $74 million).

5. Share of operating profit from joint ventures and associates

		2005			2004		
	Note	Before goodwill $m	Goodwill $m	$m	Before goodwill $m	Goodwill $m	Total $m
Joint ventures		2	–	2	3	(1)	2
Associates		35	(13)	22	35	(3)	32
		37	(13)	24	38	(4)	34

6. Exceptional items

Exceptional operating expenses

Exceptional operating expenses in 2005 were nil.

In 2004, following the acquisition of GNI Holdings Limited in November 2002, further costs amounting to $9 million ($6 million net of tax) were incurred relating to the integration of the acquired business into the Group's existing business. These costs related principally to redundancy and staff retention costs of $6 million, and other termination and relocation costs of $3 million.

Non-operating exceptional items

In 2005, the Group sold the majority of its holding in Westport Private Equity Limited and its entire holding in Parallel Private Equity Holdings Limited, an associate. The loss on sale amounted to $5 million ($5 million net of tax).

In 2004, the Group made a provision for the loss on sale of the Sugar Australia business. Agreement for the sale had been made with CSR Ltd as at 31 March 2004, but was not fully unconditional. The provision for the loss on sale amounted to $20 million ($20 million net of tax), relating almost entirely to attributable goodwill not previously charged to the profit and loss account. The remainder related to impairment of fixed assets.

7. Net interest income

	2005 $m	2004 $m
Interest payable		
On bank loans and overdrafts	(15)	(9)
On other loans	(47)	(31)
Interest receivable	106	62
Net interest income	44	22

8. Sale of Sugar Australia

Included in the Group profit and loss account as continuing operations are the results of the Group's holding in a sugar refinery business, which was sold in August 2004. These results are not disclosed as discontinued on the face of the profit and loss account as the sale does not have a material effect on the nature and focus of the Group's operations, but for information purposes the results relating to Sugar Australia are given below:

	2005 $m	2004 $m
Share of operating profit from joint ventures and associates	**2**	7
Total operating profit	**2**	7
Exceptional item		
– loss on sale of business	**–**	(20)
Net interest expense	**–**	(1)
Profit/(loss) on ordinary activities before taxation	**2**	(14)

9. Staff costs and employees

(a) Staff costs

	2005 $m	2004 $m
Wages and salaries	**643**	571
Social security costs	**71**	66
Other pension costs	**19**	15
	733	652

In 2005, staff costs include all commissions paid to staff, in both Brokerage and Asset Management, as well as salaries and bonuses. The comparative figures have been amended accordingly.

(b) Average number of employees

	2005 Number	2004 Number
Group employees	**2,888**	2,630

(c) Pensions

(i) SSAP24 disclosures

The Group operates various pension schemes throughout the world, including a number of funded defined benefit and contribution schemes. The Group's pension cost for the year amounted to $19 million (2004: $15 million) and where appropriate is assessed in accordance with the advice of qualified independent actuaries.

The latest actuarial valuation of the largest scheme, the Man Group plc Pension Fund (formerly known as the ED & F Man Limited Group Pension Fund), a UK defined benefit pension plan, was made at 31 December 2002 using the market-related approach. The most significant actuarial assumptions were price inflation 2.5% per annum, wage and salary increases 5.0% per annum and investment return 6.4% per annum. Actuarial valuations are conducted every three years. The results of this actuarial valuation of the Man Group plc Pension Fund give the market value of the assets of the scheme as $172 million. The actuarial value of the assets of the scheme represented approximately 87% of the liabilities for the benefits that had accrued to members, after allowing for expected future increases in earnings. The funding level on a Minimum Funding Requirement basis was 108%.

The Group has net pension prepayments amounting to $14 million (2004: $10 million), which are included in debtors, this being the excess of the actual contributions paid over the accumulated pension cost.

Other than pensions, the Group does not operate any other form of post-retirement benefit schemes.

Notes to the Accounts continued

9. Staff costs and employees continued

(ii) FRS 17 disclosures

The Group has implemented the transitional arrangements of FRS 17 'Retirement Benefits'. The valuations used for FRS 17 disclosures have been based on the most recent actuarial valuation of the UK scheme at 31 December 2002. The UK scheme is a closed scheme and the current service cost is expected to increase as the members approach retirement. For the UK scheme, the Group has agreed to contribute 23.1% of pensionable salaries each year until 2008 and in addition, to make a $2 million payment twice a year until 2013. The valuations of both the UK and US schemes were updated by a qualified independent actuary at 31 March 2005 to take account of the requirements of FRS 17. In addition a new Swiss scheme, which has some of the characteristics of a defined benefit scheme, was introduced in July 2003. The main financial assumptions used in the actuarial valuations were:

	UK scheme			US scheme			Swiss scheme	
	2005 % pa	2004 % pa	2003 % pa	2005 % pa	2004 % pa	2003 % pa	2005 % pa	2004 % pa
Inflation	2.9	2.9	2.5	3.0	4.0	4.0	1.5	1.5
Rate of increase in salaries	5.5	5.5	5.0	5.0	5.0	5.0	5.0	5.0
The rate of increase for pensions in payment	3.0	3.0	3.0	–	–	–	–	–
The rate of increase for deferred pensions	5.0	5.0	5.0	–	–	–	–	–
The rate used to discount scheme liabilities	5.4	5.5	5.4	5.75	5.75	6.25	3.25	3.75

The value of the assets and liabilities of the schemes, the assumed long-term rates of return and the assets and liabilities were as follows:

	UK scheme 2005		UK scheme 2004		UK scheme 2003	
	Rate of return %	Value $m	Rate of return %	Value $m	Rate of return %	Value $m
Equities	8.2	94	8.2	83	8.6	55
Bonds	5.1	82	5.2	45	5.0	36
Other	7.5	41	6.1	65	6.2	55
Fair value of scheme assets		217		193		146
Present value of scheme liabilities		(275)		(250)		(208)
Net deficit in scheme		(58)		(57)		(62)

	US scheme 2005		US scheme 2004		US scheme 2003	
	Rate of return %	Value $m	Rate of return %	Value $m	Rate of return %	Value $m
Equities	10.0	16	10.0	12	10.0	9
Bonds	8.0	3	8.0	4	8.0	6
Other	5.5	10	5.5	11	5.5	8
Fair value of scheme assets		29		27		23
Present value of scheme liabilities		(31)		(28)		(25)
Net deficit in scheme		(2)		(1)		(2)

	Swiss scheme 2005		Swiss scheme 2004	
	Rate of return %	Value $m	Rate of return %	Value $m
Equities	–	–	–	–
Bonds	–	–	–	–
Other	3.5	28	4.0	15
Fair value of scheme assets		28		15
Present value of scheme liabilities		(31)		(19)
Net deficit in scheme		(3)		(4)

9. Staff costs and employees continued

The amounts that would be charged to the profit and loss account over the year under FRS 17 is set out below:

	2005				2004			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Current service cost	4	2	2	8	4	2	2	8
Past service cost	–	1	–	1	–	1	–	1
Total operating charge	4	3	2	9	4	3	2	9
Expected return on scheme assets	(13)	(2)	(1)	(16)	(11)	(2)	(1)	(14)
Interest on scheme liabilities	13	1	1	15	12	1	1	14
Total charge	4	2	2	8	5	2	2	9

The change in the deficit over the year is analysed below:

	2005				2004			
	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m	UK scheme $m	US scheme $m	Swiss scheme $m	Total $m
Deficit at beginning of year	(57)	(1)	(4)	(62)	(62)	(2)	(2)*	(66)
Currency translation difference	(2)	–	–	(2)	(10)	1	–	(9)
Current service cost	(4)	(2)	(2)	(8)	(4)	(2)	(2)	(8)
Past service cost	–	(1)	–	(1)	–	(1)	–	(1)
Expected return on scheme assets	13	2	1	16	11	2	1	14
Interest on scheme liabilities	(13)	(1)	(1)	(15)	(12)	(1)	(1)	(14)
Contributions	6	4	3	13	4	2	1	7
Actuarial gain/(loss)	(1)	(3)	–	(4)	16	–	(1)	15
Deficit at end of year	(58)	(2)	(3)	(63)	(57)	(1)	(4)	(62)

*The new Swiss scheme started on 1 July 2003, taking on the assets and liabilities of the previous Swiss schemes. The fair value of assets was $13 million and the present value of liabilities was $15 million as at 1 July 2003.

The amounts under FRS 17 that would be recognised in the Statement of Total Recognised Gains and Losses (STRGL) of this year and history of experience gains and losses are set out below:

	UK scheme					
	2005		2004		2003	
	$m	%	$m	%	$m	%
Actual return less expected return on schemes' assets (% of year-end market value of assets)	3	1.3	11	5.8	(26)	17.9
Experience gains and losses arising on schemes' liabilities (% of year-end present value of scheme liabilities)	1	–	2	0.7	(1)	0.4
Changes in assumptions underlying the present value of scheme liabilities (% of year-end present value of scheme liabilities)	(5)	2.0	3	1.1	(31)	15.2
Actuarial gain/(loss) recognised in STRGL (% of year-end present value of scheme liabilities)	(1)	–	16	6.3	(58)	28.1

9. Staff costs and employees continued

	US scheme						Swiss scheme			
	2005		2004		2003		2005		2004	
	$m	%	$m	%	$m	%	$m	%	$m	%
Actual return less expected return on schemes' assets (% of year-end market value of assets)	(2)	8.4	1	5.3	(2)	8.3	–	0.9	(1)	7.4
Experience gains and losses arising on schemes' liabilities (% of year-end present value of scheme liabilities)	(1)	1.9	1	1.6	–	1.3	–	0.1	–	0.2
Changes in assumptions underlying the present value of scheme liabilities (% of year-end present value of scheme liabilities)	–	0.1	(2)	5.2	(2)	6.5	–	1.4	–	–
Actuarial gain/(loss) recognised in STRGL (% of year-end present value of scheme liabilities)	(3)	9.0	–	1.4	(4)	15.5	–	0.6	(1)	6.1

The effect of the FRS 17 pension liability on the net assets and reserves of the Group are set out below.

	2005 $m	2004 $m
Net assets		
FRS 17 pension schemes deficit	**(63)**	(62)
Related deferred tax asset	**19**	18
Net FRS 17 pension liability	**(44)**	(44)

	2005 $m	restated 2004 $m
Reserves		
Profit and loss account reserve (as per Group balance sheet)	**1,289**	921
FRS 17 pension schemes deficit net of deferred tax asset	**(44)**	(44)
Add back SSAP 24 amount (net of tax)	**(14)**	(12)
Profit and loss account reserve including FRS 17 pension liability	**1,231**	865

10. Directors' remuneration

	2005 $'000	2004 $'000
Emoluments	**22,453**	20,031
Gains made on transfer of share awards and exercise of share options in the year	**11,933**	12,429
Contributions to money purchase pension schemes (2005: three directors; 2004: three directors)	**122**	103

One director is accruing retirement benefits under a defined benefit scheme (2004: one director).

Of the amounts included in the table above, those attributable to the highest paid director, Stanley Fink, are as follows:

	2005 $'000	2004 $'000
Emoluments	**7,032**	7,659
Gains made on transfer of share awards in the year	**4,330**	4,114
Contributions to money purchase pension schemes	**74**	66

Further information on directors' emoluments, options, share awards and loans is given in the Remuneration Report on pages 50 to 55.

11. Taxation

	2005 $m	2004 $m
Current tax		
UK Corporation tax on profits of the year	**103**	91
Adjustments to tax charge in respect of previous periods	**(5)**	(1)
Foreign tax	**69**	63
Adjustments to tax charge in respect of previous periods	**(4)**	–
Joint ventures	**1**	1
Associates	**12**	9
Total current tax	**176**	163
Deferred tax		
Timing differences arising during the year	**(6)**	2
Adjustments to tax charge in respect of previous periods	**6**	(3)
Total tax	**176**	162
Effective tax rate	**22.5%**	22.7%
UK nominal corporation tax rate	**30.0%**	30.0%

		2005 $m		restated 2004 $m
Profit before tax		784		715
Theoretical tax charge at UK rate (30%)		235		215
Effect of overseas rates compared to UK	(74)		(71)	
Goodwill and exceptional items	24		25	
Losses utilised in the year	(3)		(6)	
Adjustments to tax charge in respect of previous periods	(9)		(1)	
Other	(3)		3	
		(65)		(50)
Capital allowances in excess of depreciation and other timing differences		6		(2)
Total current tax		176		163

12. Dividends

	2005 $m	2004 $m
Ordinary shares		
Interim paid – 24.0 cents (2004: 18.4 cents)	**73**	56
Final proposed – 42.0 cents (2004: 32.4 cents)	**127**	96
	200	152

The Group offers a Dividend Reinvestments Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. The DRIP will be available to ordinary shareholders in respect of the final dividend.

13. Earnings per share

The calculation of basic earnings per ordinary share is based on a profit for the year of $608 million (2004: $552 million) and 302,498,430 (2004: 297,174,602) ordinary shares, being the weighted average number of ordinary shares in issue during the year after excluding the shares owned by the Man Group plc employee trusts.

The diluted earnings per share is based on a profit for the year of $627 million (2004: $570 million) and on 344,609,297 (2004: 338,776,081) ordinary shares, calculated as shown in the table below:

	2005		2004	
	Total number (millions)	**Weighted average (millions)**	Total number (millions)	Weighted average (millions)
Number of shares at 1 April 2004 (and 1 April 2003)	**310.3**	**310.3**	306.7	306.7
Issues of shares	**0.8**	**0.5**	5.0	1.2
Repurchase and cancellation of own shares	**(3.4)**	**(1.7)**	(1.4)	(1.0)
Number of shares at 31 March 2005 (and 31 March 2004)	**307.7**	**309.1**	310.3	306.9
Shares owned by employee trusts	**(6.1)**	**(6.6)**	(7.3)	(9.7)
Basic number of shares	**301.6**	**302.5**	303.0	297.2
Share awards under incentive schemes	**10.2**	**10.4**	9.7	9.9
Employee share options	**1.8**	**0.5**	1.7	0.5
Exchangeable bonds	**31.2**	**31.2**	31.2	31.2
Dilutive number of shares	**344.8**	**344.6**	345.6	338.8

The reconciliation of adjusted earnings per share is given in the table below.

In addition to the statutory earnings per share on total operations measure, we show two other earnings per share figures. Earnings per share before goodwill and exceptional items is given as some key users of our accounts have requested that profit and earnings per share figures are presented before goodwill and exceptional items. Underlying earnings per share is given as growth in this measure is one of the Group's core financial objectives.

	2005				2004 (restated)			
	Basic post-tax earnings $m	**Diluted post-tax earnings $m**	**Basic earnings per share cents**	**Diluted earnings per share cents**	Basic post-tax earnings $m	Diluted post-tax earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Earnings per share on total operations*	**608**	**627**	**201**	**182**	**552**	**570**	**186**	**168**
Exceptional items	5	5	2	2	26	26	9	9
Goodwill amortisation	87	87	28	25	74	74	25	21
Earnings per share before goodwill and exceptional items	**700**	**719**	**231**	**209**	**652**	**670**	**220**	**198**
Performance fee related income	(93)	(93)	(30)	(27)	(188)	(188)	(64)	(56)
Sugar Australia	(1)	(1)	(1)	(1)	(5)	(5)	(2)	(1)
Underlying earnings per share	**606**	**625**	**200**	**181**	**459**	**477**	**154**	**141**

* The difference between basic and diluted post-tax earnings on total operations relates to adding back the interest expense in the year relating to the exchangeable bonds

14. Intangible fixed assets

	Goodwill $m
Cost	
At 1 April 2004	956
Currency translation difference	2
Additions	8
Businesses and subsidiaries sold	(12)
Earnout adjustment	22
Other reclassification	2
Disposals	(5)
At 31 March 2005	**973**
Amortisation	
At 1 April 2004	144
Businesses and subsidiaries sold	(5)
Charge for year	78
Disposals	(5)
At 31 March 2005	**212**
Net book value	
At 31 March 2005	**761**
At 31 March 2004	812

The addition during the year related to an arbitrage trading team acquired by Brokerage under an earnout arrangement, which is being amortised evenly over the directors' estimate of its useful economic life of five years.

In Asset Management, goodwill arising on the acquisitions of RMF and Glenwood is being amortised evenly over the directors' estimate of their useful economic lives of 15 years. In Brokerage, goodwill arising on the acquisition of GNI is being amortised over the directors' estimate of its useful economic life of 10 years.

The earnout adjustment relates to an increase in the estimate of the earnout in relation to the acquisition of Man Investments Australia Limited.

15. Tangible fixed assets

	Land and buildings Leasehold $m	Equipment $m	Total $m
Cost			
At 1 April 2004	6	142	148
Currency translation difference	1	1	2
Additions	5	24	29
Businesses and subsidiaries sold	–	(1)	(1)
Disposals	–	(2)	(2)
At 31 March 2005	**12**	**164**	**176**
Aggregate depreciation			
At 1 April 2004	3	76	79
Currency translation difference	1	1	2
Charge for year	2	27	29
Businesses and subsidiaries sold	–	(1)	(1)
Disposals	–	(1)	(1)
At 31 March 2005	**6**	**102**	**108**
Net book value			
At 31 March 2005	**6**	**62**	**68**
At 31 March 2004	3	66	69

The net book value of leasehold properties includes $1 million (2004: $1 million) in respect of leases with less than 50 years to run.

16. Fixed asset investments

	Joint ventures $m	Associates $m	Other Investments $m	Total $m
Net book value				
At 1 April 2004 (restated)	14	256	46	316
Currency translation difference	–	4	1	5
Additions	–	1	17	18
Businesses and subsidiaries disposed	–	(34)	–	(34)
Reclassification	–	(2)	2	–
Disposals	(3)	(1)	(5)	(9)
Goodwill amortisation	–	(13)	–	(13)
Share of retained result	(3)	8	–	5
At 31 March 2005	**8**	**219**	**61**	**288**

The Group's share of the post-acquisition accumulated reserves of joint ventures and associates at 31 March 2005 was $33 million profit (2004: $22 million loss).

Included in associates is goodwill arising on the acquisition in 2004 of 25% of BlueCrest Capital Management Limited which is being amortised evenly over the directors' estimate of its useful economic life of 15 years. The goodwill element of the total opening and closing net book values is $188 million and $172 million respectively. There were no currency translation movements in the year and the amortisation charge for the year was $13 million.

Goodwill is subject to impairment reviews at the end of the first full financial year following acquisition. Therefore, at 31 March 2005, an impairment review was performed on the goodwill arising on the BlueCrest Capital Management Limited acquisition. The impairment review was based on discounted expected future cash flow models. The discount rates applied reflect estimates that the market would expect of an investment with an equivalent risk profile. The discount rate applied to net management fee income and net performance fee income was 10% and 30% respectively. As a result of the review no impairment was identified.

Further details of joint ventures and associates are given in Principal Group Investments on page 94.

Other investments largely relates to market seats. The cumulative amount written off other investments at 31 March 2005 was $1 million (2004: $3 million).

17. Debtors

	2005 $m	2004 $m
Amounts falling due within one year		
Trade debtors:		
Amounts owed by broker dealers on secured stock lending and borrowing	**1,231**	1,627
Securities transactions in the course of settlement	**211**	149
Futures transactions	**501**	506
Other	**394**	311
Amounts owed by joint ventures and associates	**1**	4
Amounts owed by funds (note (a))	**505**	354
Other debtors	**66**	85
Taxation recoverable	**2**	–
Prepayments and accrued income (note (b))	**195**	165
	3,106	3,201
Amounts falling due after more than one year		
Other debtors	**55**	56
Prepayments and accrued income (note (b))	**248**	208
Deferred taxation asset (note 21)	**9**	10
	3,418	3,475

Notes:

(a) The Group makes available short-term loans to fund products, immediately following their launch, with the intention of providing temporary funding until more permanent financing structures are put in place with external providers. Accordingly, the amount of loans to funds will vary from one period to the next as a consequence of the net effect of the level of sales in the period less the quantum of the external re-financing initiative in the period.

This external re-financing is typically in the form of total return swaps. On these swaps the Group often enters into a committed purchase agreement and in some instances gives a first risk of loss guarantee to the external provider. The probability of the Group incurring a loss as a result of giving these guarantees is remote as discussed in the 'Credit risk' section of the Financial Review.

(b) Included within prepayments falling due within one year and after more than one year are unamortised sales commissions of $92 million and $240 million respectively (2004: $72 million and $200 million respectively).

(c) Certain Group companies in Brokerage are involved as principal in the purchase and simultaneous commitment to sell securities between third parties. The gross amount of the settlement payables and receivables in respect of such outstanding transactions at 31 March 2005 was $366 million (2004: $1,358 million). Substantially all of these transactions have now settled. In addition, certain Group companies in Brokerage are involved in collateralised stock borrowing and lending transactions acting as an intermediary between counterparties. The gross amount of payables and receivables in respect of such outstanding transactions at 31 March 2005 was $6,695 million (2004: $2,201 million).

18. Segregated balances

As required by the United Kingdom Financial Services and Markets Act 2000 and by the US Commodity Exchange Act, the Group maintains certain balances on behalf of clients with banks, exchanges, clearing houses and brokers in segregated accounts totalling, at 31 March 2005, $8,173 million (2004: $7,081 million). These amounts and the related liabilities to clients, whose recourse is limited to the segregated accounts, are not included in the Group balance sheet. The reason for their exclusion from the Group balance sheet is that the Group does not have a liability to its clients in the event that a third party depository institution, where the segregated funds are held, does not return all the segregated funds. The corresponding asset, which is not co-mingled with the Group's funds and over which the Group's control is severely restricted, is therefore not recognised on the Group balance sheet.

19. Current asset investments

	2005 $m	2004 $m
Listed investments	**1,984**	1,708
Unlisted investments	**1,161**	685
	3,145	2,393

Listed investments largely relate to long stock positions held for hedging in Brokerage. Unlisted investments mainly relate to certificates of deposit and US treasury bills in Brokerage and also to investments in fund managers.

20. Creditors

	2005 $m	2004 $m
Amounts falling due within one year		
Bank loans and overdrafts	**3**	143
Trade creditors:		
Amounts owed to broker dealers on secured stock lending and borrowing	**3,220**	2,347
Securities transactions in the course of settlement	**276**	189
Futures transactions	**1,153**	1,212
Short stock positions held for hedging	**480**	940
Other	**268**	185
Amounts owed to joint ventures and associates	**7**	2
Taxation	**186**	162
Other taxation and social security costs	**30**	27
Other creditors	**60**	126
Accruals and deferred income	**317**	272
Proposed final dividend	**127**	104
	6,127	5,709
Amounts falling due after more than one year		
Loans		
Bank loans	**46**	80
Private placement notes (note (a))	**457**	160
Exchangeable bonds (note (b))	**741**	717
Borrowings over one year	**1,244**	957
Other creditors	**35**	49
	1,279	1,006
Analysis of borrowings due after more than one year		
Amounts falling due		
Between two and five years	**1,135**	80
More than five years	**109**	877
	1,244	957

Notes:

(a) The private placement notes comprise: (1) US$160 million 5.47% subordinated notes issued in March 2004 and due March 2014. The interest rate is fixed to 16 March 2009 and thereafter is LIBOR plus 2.62%; and (2) US$300 million senior notes issued in May 2004. These senior notes comprise: $45 million at floating rates and due May 2007; $145 million 4.84% notes due May 2009; $60.5 million 5.34% notes due May 2011; and $49.5 million 5.93% notes due May 2014.

20. Creditors continued

(b) Forester Limited, a quasi-subsidiary (details in note 35), has issued guaranteed exchangeable bonds of £400 million at par value, guaranteed by Man Group plc and which mature in November 2009. The bonds have the following features: (1) a coupon of 3.75%, paid semi-annually; (2) holders have the option at any time to exchange for Man Group plc ordinary shares at an initial exchange price of £12.85 (the exchange price is subject to adjustment in accordance with the terms of the bonds); (3) Forester Limited can redeem the bonds early (at their principal amount together with accrued interest) at any time on or after 15 days after the fifth anniversary of the issue of the bonds if on not less than 20 days out of a period of 30 consecutive days the Man Group plc share price exceeds 130% of the then current exchange price or at any time if less than 15% of the total issue remains outstanding; and (4) Forester Limited has the option to redeem (either on maturity or early redemption) the bonds for a fixed number of shares plus a cash top up amount and any accrued interest.

On 5 November 2004, the terms and conditions of the exchangeable bonds were amended to remove the option, which Forester Limited had, to settle in cash rather than shares, upon exercise of an exchange right by a bond holder.

The amount of the liability shown in the table on page 78 for the exchangeable bonds is their par value of $755 million (2004: $735 million) less unamortised issue costs of $14 million (2004: $18 million).

21. Provisions for liabilities and charges

	GNI Integration $m	Sale of Sugar Australia $m	Total $m
At 1 April 2004	1	2	3
Credited to the profit and loss account	(1)	–	(1)
Utilised in year	–	(2)	(2)
At 31 March 2005	**–**	**–**	**–**

Provisions relating to GNI integration were mainly for redundancy costs.

A provision for a loss on sale of the Sugar Australia business was set up in 2004. This provision mainly relates to the impairment of fixed assets which was realised on the sale of Sugar Australia. Further details are given in note 6.

Deferred taxation asset (note 17)	**2005 $m**	2004 $m
Analysis of deferred taxation at the end of the year was		
In respect of tax allowances over depreciation	**(6)**	(14)
In respect of other timing differences (which will substantially reverse within six years)	**(3)**	4
	(9)	(10)

The movement in the year in the deferred taxation asset of $1 million relates to a currency translation movement. The net profit and loss account charge in the year was $nil (see note 11).

No provision has been made for withholding tax and UK corporation tax which would arise in the event of overseas subsidiaries and associates distributing their remaining reserves, as there is no current intention to remit these reserves to the UK. The amount of unprovided deferred tax relating to losses is an asset of $14 million.

22. Derivatives and other financial instruments

A discussion of the Group's strategies and policies with regards to derivatives and other financial instruments is given in the 'Business risk' and 'Market risk' sections of the 'Risk and risk management' part of the Financial Review on pages 32 and 36. The Group has taken advantage of the exemption available, under FRS 13, for short-term debtors and creditors which are included in the consolidated balance sheet at amounts which are not significantly different from their fair values. This means that these amounts are excluded from the following tables except for note 22(c).

(a) Fair values and book values of financial instruments

The comparison of fair and book values of all the Group's financial instruments is set out below. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates and by applying year-end exchange rates.

	Fair value 2005 $m	Book value 2005 $m	Fair value 2004 $m	Book value 2004 $m
Short-term borrowings	**(3)**	**(3)**	(143)	(143)
Long-term borrowings	**(1,383)**	**(1,244)**	(1,305)	(957)
Cash at bank and in hand	**2,150**	**2,150**	1,702	1,702
Net cash	**764**	**903**	254	602
Creditors payable in more than one year	**(30)**	**(30)**	(48)	(48)
Fixed asset investments	**108**	**61**	57	45
Current asset investments	**3,145**	**3,145**	2,393	2,393
Debtors receivable in more than one year	**38**	**38**	41	41
Hedging instruments				
Instruments, including forward foreign currency contracts and interest rate swaps	**(9)**	**–**	22	–
Trading instruments				
Commodity contracts				
Assets	**65**	**65**	17	17
Liabilities	**(47)**	**(47)**	(4)	(4)
Other trading instruments				
Forward foreign currency contracts (assets)	**37**	**37**	59	59
Forward foreign currency contracts (liabilities)	**(40)**	**(40)**	(32)	(32)
	4,031	**4,132**	2,759	3,073
Financial liabilities (note 22(d))		**(1,364)**		(1,184)
Financial assets (note 22(e))		**5,496**		4,257
		4,132		3,073

22. Derivatives and other financial instruments continued

(b) Aggregated gains and losses on financial instruments used as hedges

Gains and losses on instruments used for hedging are not recognised until the transaction that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein are set out in the table below. There are no significant deferred gains and losses on hedges on the balance sheet at the year-end.

	Unrecognised contracts		
	Gains $m	Losses $m	Total $m
Gains/(losses) on hedges at 1 April 2004	228	(206)	22
Gains/(losses) arising in previous years that were recognised this year	(227)	204	(23)
Gains/(losses) arising before this year that were not recognised in this year	1	(2)	(1)
Gains/(losses) arising this year that were not recognised this year	106	(114)	(8)
Gains/(losses) on hedges at 31 March 2005	**107**	**(116)**	**(9)**
Of which: are expected to be recognised in the profit and loss account:			
In the next year	107	(116)	(9)
Thereafter	–	–	–
	107	(116)	(9)

As explained in the Financial Review, the Group's policy is to hedge currency and interest rate risks using forward foreign currency contracts, currency options and interest rate swaps.

In the table above the carried forward unrecognised net loss at 31 March 2005 of $9 million (2004: $22 million net profit) equates to the difference between the fair values and book values of the hedging instruments in the table in note 22(a).

(c) Unmatched net foreign currency monetary assets and liabilities

The table below shows exposures that give rise to the net currency gains and losses recognised in the profit and loss account after taking into account forward foreign currency contracts entered into by the Group. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operation involved, other than certain foreign currency borrowings treated as hedges of net investments in overseas operations.

As at 31 March 2005	US dollar $m	Sterling $m	Euro $m	Other Currencies $m	Total $m
Functional currency of Group operation					
US dollar	–	65	14	14	93
Sterling	(5)	–	–	–	(5)
Euro	1	–	–	–	1
Other currencies	–	–	–	–	–
	(4)	65	14	14	**89**

In the table above, other currencies are primarily Swiss francs and Australian dollars.

Notes to the Accounts continued

22. Derivatives and other financial instruments continued

As at 31 March 2004	US dollar $m	Sterling $m	Euro $m	Other Currencies $m	Total $m
Functional currency of Group operation					
US dollar	–	36	30	20	86
Sterling	(1)	–	–	–	(1)
Euro	1	1	–	–	2
Other currencies	–	–	–	–	–
	–	37	30	20	87

In the table above, other currencies are primarily Swiss francs and Australian dollars.

(d) Interest rate and currency profile of financial liabilities

The Group's interest rate and currency profile of financial liabilities at 31 March 2005 was as follows:

	Gross financial liabilities $m	Floating rate financial liabilities $m	Fixed rate financial liabilities $m	Non-interest bearing financial liabilities $m
US dollar	(1,340)	(1,245)	–	(95)
Sterling	(5)	–	–	(5)
Euro	–	–	–	–
Other currencies	(19)	–	–	(19)
	(1,364)	**(1,245)**	**–**	**(119)**

The Group's interest rate and currency profile of financial liabilities at 31 March 2004 was as follows:

	Gross financial liabilities $m	Floating rate financial liabilities $m	Fixed rate financial liabilities $m	Non-interest bearing financial liabilities $m
US dollar	(1,129)	(1,083)	–	(46)
Sterling	(12)	–	–	(12)
Euro	(6)	–	–	(6)
Other currencies	(37)	(17)	–	(20)
	(1,184)	(1,100)	–	(84)

The tables above take into account forward foreign currency contracts and interest rate swaps entered into by the Group.

During the year floating rate borrowings bore interest at LIBOR plus between 25 and 50 basis points (2004: LIBOR plus between 25 and 50 basis points). Floating rates may be fixed in advance for periods of up to six months.

Non-interest bearing financial liabilities mainly relate to forward foreign exchange contracts, which have a weighted average period until maturity of 0.3 years (2004: 0.3 years).

22. Derivatives and other financial instruments continued

(e) Interest rate and currency profile of financial assets

The interest rate and currency profile of financial assets at 31 March 2005 was as follows:

	Gross financial assets $m	Floating rate financial assets $m	Fixed rate financial assets $m	Non-interest bearing financial assets $m
US dollar	1,944	1,387	30	527
Sterling	2,981	1,383	–	1,598
Euro	315	107	–	208
Other currencies	256	149	–	107
	5,496	**3,026**	**30**	**2,440**
Total financial assets are:				
Cash at bank and in hand	2,150			
Current asset investments	3,145			
Fixed asset investments	61			
Debtors receivable in more than one year	38			
Forward foreign currency contracts and other	102			
	5,496			

The interest rate and currency profile of financial assets at 31 March 2004 was as follows:

	Gross financial assets $m	Floating rate financial assets $m	Fixed rate financial assets $m	Non-interest bearing financial assets $m
US dollar	1,699	1,170	–	529
Sterling	1,955	511	–	1,444
Euro	451	217	–	234
Other currencies	152	89	–	63
	4,257	1,987	–	2,270
Total financial assets are:				
Cash at bank and in hand	1,702			
Current asset investments	2,393			
Fixed asset investments	45			
Debtors receivable in more than one year	41			
Forward foreign currency contracts and other	76			
	4,257			

In the above tables non-interest bearing financial assets mainly relate to cash balances and current asset investments in both 2005 and 2004. The floating rate financial assets principally comprise cash and deposit balances which earn interest at rates which fluctuate according to money market rates. The fixed rate financial assets in 2005 are current asset investments with a weighted average fixed interest rate of 2.89% and a weighted average period to maturity of 1.0 years.

22. Derivatives and other financial instruments continued

(f) Maturity of financial liabilities

The maturity of the Group's financial liabilities at 31 March was as follows:

	2005 $m	2004 $m
In one year or less or on demand	**90**	179
In more than one year but not more than two	**23**	12
In more than two years but not more than five	**1,142**	116
In more than five years	**109**	877
	1,364	1,184

(g) Borrowing facilities

The undrawn committed facilities available are:

	2005 $m	2004 $m
Expiring in one year or less	**130**	750
Expiring in more than one year but not more than two	**–**	–
Expiring In more than two years but not more than five	**2,275**	795
	2,405	1,545

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has uncommitted facilities. The Group's facilities are outlined in the 'Available liquidity' section of the 'Risk and risk Management' part of the Financial Review.

(h) Gains and losses on financial assets and liabilities held for trading

The table below sets out the gains on financial assets and liabilities that have been recognised in the profit and loss account relating to trading:

	2005 $m	2004 $m
Commodity futures and options	**–**	1
Investments	**31**	21
	31	22

23. Share capital

Prior to share redenomination	Authorised Number	Authorised £m	Allotted and fully paid Number	Allotted and fully paid £m
Ordinary shares of 10p each attributable to equity interests				
At 1 April 2004	450,000,000	45	310,303,937	31
Issue of shares – employee share awards/options	–	–	642,395	1
Repurchase and cancellation of own shares	–	–	(328,000)	–
At 29 July 2004	**450,000,000**	**45**	**310,618,332**	**32**

Post share redenomination	Authorised Number	Authorised $m	Allotted and fully paid Number	Allotted and fully paid $m
Ordinary shares of 18c each attributable to equity interests				
At 29 July 2004	450,000,000	81	310,618,332	56
Issue of shares – employee share awards/options	–	–	117,512	–
Repurchase and cancellation of own shares	–	–	(3,018,831)	(1)
At 31 March 2005	**450,000,000**	**81**	**307,717,013**	**55**

Effective on 29 July 2004, the ordinary share capital was redenominated from 10 pence to 18 US cents shares, implemented by way of a reduction of capital under Section 135 of the Companies Act 1985. Pursuant to an Order of the High Court of Justice, Chancery Division dated 28 July 2004, registered by the Registrar of Companies on 29 July 2005, the sterling share capital was reduced to £nil and the related share premium account was cancelled. The credits arising in the Company's books of account were then transferred to specially created reserves, converted into US dollars and applied in paying up in full the new 18 US cents shares (the "new shares"). The new shares were then immediately issued to shareholders in the proportion of one new share for every one 10 pence share previously held.

Immediately upon the reduction of capital and before the issue and allotment of the new shares, £50,000 was capitalised from reserves and applied in paying up in full at par 50,000 Deferred Sterling Shares to ensure continued satisfaction of the requirement of Section 181 of the Companies Act 1985 that every public company must have a minimum share capital of £50,000. The Deferred Sterling Shares have no rights to participate in the profits of the Company, no rights to attend, speak or vote at any general meeting and no right to participate in any distribution in a winding up except for a return of the nominal value of the shares after the return of the nominal amount paid up on every other class of share and the distribution of £100,000,000,000 to every holder of every other class of share. It is intended that these shares will always be held by a director of the Company and they are currently held by the director holding the office of Chief Executive.

There remain outstanding at 31 March 2005, options to acquire 1,273,737 (2004: 991,638) ordinary shares granted under the Executive Share Option Scheme 2001, options to acquire 577,592 (2004: 611,569) ordinary shares granted under the Inland Revenue approved sharesave scheme and options to acquire 88,448 (2004: 89,589) ordinary shares granted under the US Internal Revenue Code qualifying Employee Stock Purchase Plan, enabling certain directors and members of staff to acquire ordinary shares between 2005 and 2014, at prices ranging from 744p to 1277p.

During the year, the Company repurchased 3,346,831 ordinary shares at a total cost of $78 million. These repurchased ordinary shares were treated as cancelled upon delivery to the Company.

24. Reserves

	Share premium account $m	Capital reserve $m	Merger reserve $m	Profit and loss account* $m
At 1 April 2004 (restated)*	337	4	729	921
Currency translation difference	(1)	(1)	(7)	25
Issue of ordinary share capital	18	–	–	–
Purchase and cancellation of own shares	–	1	–	(78)
UITF 17 charge for the period	–	–	–	49
Purchase of own shares by ESOP trusts	–	–	–	(62)
Disposal of own shares by ESOP trusts	–	–	–	26
Retained profit	–	–	–	408
At 31 March 2005	**354**	**4**	**722**	**1,289**

* Details of the restatement to the brought forward profit and loss account reserve balance are given in the 'Changes in accounting policy' paragraph of the Principal Accounting Policies and in note 25.

The profit for the financial year dealt with in the Company was $900 million (2004: $229 million). In accordance with Section 230 of the Companies Act 1985, a separate profit and loss account has not been presented for the Company.

The cumulative goodwill written off on businesses continuing within the Group amounts to approximately $37 million (2004: $37 million).

25. Prior year adjustments

In accordance with UITF 38

The reclassification of own shares, held by ESOP trusts, from fixed asset investments to equity has reduced net assets and equity shareholders' funds by $64 million as at 31 March 2004 and $58 million as at 1 April 2003.

The profit on selling own shares is no longer recognised in the profit and loss account and statement of total recognised gains and losses. This reduces profit from exceptional items, and therefore profit before tax, profit after tax and the total recognised gains by $23 million for the year to 31 March 2004.

In accordance with UITF 17

The reversal of the amortisation charge based on the cost of shares purchased and the inclusion of a charge based on the intrinsic value of the shares at the date of grant had no material effect on the profit and loss account for the current period or for the year to 31 March 2004. The effect on years prior to the comparative period is to decrease retained profits by $6 million.

Statement of total recognised gains and losses

The prior year adjustments of $29 million included in the statement of total recognised gains and losses comprise the reversal of the exceptional profit on sale of own shares of $23 million and an increase in share scheme charges relating to earlier years of $6 million.

Earnings per share

The reversal of the exceptional profit on sale of own shares of $23 million in the year to 31 March 2004 has had the effect of reducing basic earnings per share on total operations from 193 cents to 186 cents, and diluted earnings per share from 175 cents to 168 cents. There is no change to earnings per share before goodwill amortisation and exceptional items or to underlying earnings per share.

Cash flow statement

The transfer of net disposals of own shares from the capital expenditure and financial investment line to the financing line was $14 million for the year to 31 March 2004. In the cash flow from operating activities note (note 26), the line 'UITF 17 charge for the year' has been added. This combines the amortisation of fixed asset investments in prior periods, relating to own shares, and the amortisation of share award costs of shares to be issued.

Reconciliation of movements in equity shareholders' funds

The prior year adjustment to the opening equity shareholders' funds in the comparative period of $58 million relates to the reclassification of own shares from fixed asset investments to equity shareholders' funds as at 1 April 2003.

Notes 26 to 31 provide details of the net cash inflow/(outflow) from the following activities:

26. Operating activities

	2005 $m	restated 2004 $m
Operating profit	**721**	679
Depreciation of tangible fixed assets	**29**	27
Amortisation of goodwill	**78**	73
Amortisation of fixed asset investments	**–**	4
Loss on sale of tangible fixed assets	**–**	2
Profit on sale of fixed asset investments	**(2)**	(1)
UITF 17 charge for the year	**49**	37
Decrease/(increase) in debtors	**58**	(694)
Increase in current asset investments	**(754)**	(1,288)
Increase in creditors	**505**	2,234
Costs in relation to exceptional items	**–**	(15)
	684	1,058

27. Returns on investments and servicing of finance

	2005 $m	2004 $m
Interest received	**104**	60
Interest paid	**(54)**	(36)
	50	24

28. Capital expenditure and financial investment

	2005 $m	restated 2004 $m
Purchase of tangible fixed assets	**(29)**	(39)
Sale of tangible fixed assets	**1**	–
Purchase of intangible fixed assets	**(8)**	–
Purchase of fixed asset investments	**(18)**	(74)
Sale of fixed asset investments	**9**	7
	(45)	(106)

29. Acquisitions and disposals

	2005 $m	2004 $m
Sale of businesses and subsidiaries (note 33)	**37**	–
Purchase of businesses and subsidiaries	**–**	(17)
Net cash disposed of with businesses and subsidiaries	**(17)**	–
Net cash acquired with businesses and subsidiaries	**–**	6
	20	(11)

30. Management of liquid resources

	2005 $m	2004 $m
Decrease/(increase) in term deposits	**266**	(330)

Liquid resources primarily comprise long-term deposits with banks, except those repayable on demand.

31. Financing

	2005 $m	restated 2004 $m
Issue of ordinary share capital (including exercise of share options)	**19**	–
Purchase and cancellation of own shares	**(78)**	(31)
Purchase of own shares by ESOP trusts	**(62)**	(69)
Disposal of own shares by ESOP trusts	**26**	83
Decrease in short-term borrowings	**(130)**	(122)
Increase in other long-term borrowings	**264**	100
	39	(39)

32. Analysis of net cash/(debt)

			Loans		
	Cash $m	Overdrafts $m	Less than one year $m	More than one year $m	Net cash/(debt) $m
At 1 April 2003	1,016	(21)	(263)	(756)	(24)
Cash flow	686	19	122	(100)	727
Currency translation difference	–	–	–	(101)	(101)
At 31 March 2004	1,702	(2)	(141)	(957)	602
Cash flow	448	(1)	130	(264)	313
Acquisitions and disposals	–	–	11	–	11
Currency translation difference	–	–	–	(23)	(23)
At 31 March 2005	**2,150**	**(3)**	**–**	**(1,244)**	**903**

33. Disposals

	2005 $m
Net assets disposed of	
Intangible fixed assets	7
Investments in associates	34
Debtors	5
Current asset investments	2
Cash at bank	17
Bank loans	(11)
Creditors	(6)
Minority interest	(1)
Net assets	47
Less residual share of net assets of subsidiary reclassified as a fixed asset investment	(2)
	45
Being:	
Proceeds received	37
Deferred consideration	5
Loss on sale	3
	45

34. Related party transactions

During 2005, the Group companies, Glenwood Capital Investments LLC and Man-AHL (USA) Corp., acted as trading advisor to the following funds: Glenwood Partners, Lexington Associates, Glenwood Diversified Fund, Glenwood Composite Strategy, Man Glenwood Lexington, AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. For their services, Glenwood Capital Investments LLC and Man-AHL (USA) Corp. received management and performance fee income from the funds of $5 million (2004: $12 million) in aggregate. In addition, another Group company, Man Financial Inc, acted as broker to AHL Diversified (USA) LP, AHL Diversified II (USA) LP, AHL Alpha Class A and AHL Alpha Class B. Man Financial Inc received brokerage income of $3 million (2004: $3 million) in aggregate from these funds. At 31 March 2005, Glenwood Capital Investment LLC and Man-AHL (USA) Corp. included amounts outstanding of $1 million (2004: $2 million) in debtors in relation to the funds listed above. All transactions are carried out on an arm's length basis.

35. Quasi-subsidiary

The Group has one quasi-subsidiary, Forester Limited, which is consolidated into the Group for accounting purposes but is not a member of the Group. Forester Limited was incorporated in Guernsey as a company limited by shares on 1 November 2002. All its issued shares are for and on behalf of Guernsey Trust Company Limited. On 12 November 2002, Forester Limited issued exchangeable bonds (details in note 20) which indirectly provided the Group with additional funding. The summary accounts, taken from the accounts of Forester Limited which are presented in sterling, are set out below:

Balance sheet at 31 March 2005

	2005 £'000	2004 £'000
Investments in Man Group subsidiaries	**399,291**	397,943
Debtors	**8**	49
Cash at bank	**599**	616
Creditors: amounts falling due within one year	**(5,855)**	(5,832)
Creditors: amounts falling due in more than one year		
– exchangeable bonds	**(393,489)**	(392,141)
– other	**(466)**	(595)
Net assets	**88**	40
Share capital and reserves	**88**	40

Profit and loss account

	2005 £'000	2004 £'000
Operating expenses	**(94)**	(101)
Net interest income	**142**	130
Profit before tax	**48**	29
Taxation	**–**	–
Profit for year	**48**	29

There were no recognised gains and losses other than the profit for the financial year.

Cash flow statement

	2005 £'000	2004 £'000
Net cash outflow from operating activities	**(41)**	(124)
Financing	**24**	23
Decrease in cash	**(17)**	(101)

36. Contingent liabilities

The Group has given first risk of loss guarantees as detailed in the 'Credit risk' section of the Financial Review on page 35. The probability of any loss being realised as a result of the crystallisation of any of these guarantees is considered by the directors to be remote.

37. Financial commitments

(a) Operating leases

	Land and Buildings	
	2005 $m	2004 $m
Annual commitments at 31 March in respect of non-cancellable operating leases expiring		
Within one year	**2**	2
Between two years and five years	**5**	2
Over five years	**16**	12
	23	16

(b) Capital commitments

	2005 $m	2004 $m
Expenditure contracted for but not provided for in the accounts	**–**	1

38. Employee trusts

The accounts of the employee trusts have been included in these accounts in accordance with UITF 38. The employee trusts are controlled by independent trustees and their assets are held separately from those of the Group.

Contributions to the employee trusts are determined by the Board annually. The contribution made in respect of the current year was $49 million (2004: $73 million).

At 31 March 2005 the net assets of the employee trusts amounted to $140 million (2004: $175 million). These assets include 6,103,428 (2004: 7,330,765) ordinary shares in the Company. In accordance with UITF 38, these shares are recorded at cost and shown as a deduction from shareholders' funds. Other assets were primarily cash and receivables from employees in connection with the purchase of shares in the Company. The trustees of one of the employee trusts waived all but 0.01p of the interim dividend for the year ending 31 March 2005 on each of 5,815,716 of the ordinary shares registered in its name at the relevant date for eligibility for the interim dividend (2004 interim: 7,442,294 shares) and all but 0.01p of the final dividend for the year ending 31 March 2004 on each of 5,827,923 of the ordinary shares registered in its name at the relevant date for eligibility for the final dividend (2003 final: 7,511,455 shares).

39. Exchange rates

The following US dollar rates of exchange have been used in preparing these accounts.

	Year-end rates		Average rates	
	2005	2004	**2005**	2004
Australian dollar	**1.2942**	1.3099	**1.3515**	1.4380
Euro	**0.7715**	0.8135	**0.7941**	0.8503
Sterling	**0.5298**	0.5441	**0.5417**	0.5904
Swiss franc	**1.1955**	1.2671	**1.2240**	1.3169

40. Fixed asset investments of the Company

	Subsidiaries $m
At 31 March 2005 and at 1 April 2004	**1,170**

Details of the principal Group subsidiaries and associates are given on page 94.

41. Debtors of the Company

	2005 $m	2004 $m
Amounts falling due within one year		
Amounts owed by subsidiaries	**692**	27
Other debtors	**–**	24
Taxation recoverable	**7**	10
Prepayments and accrued income	**–**	13
	699	74

42. *Creditors of the Company*

	2005 $m	2004 $m
Amounts falling due within one year		
Amounts owed to subsidiaries	–	31
Proposed final dividend	**127**	104
	127	135

There were no trade creditors.

43. Reserves of the Company

	Share premium account $m	Capital reserve $m	Merger reserve $m	Profit and loss account $m
At 1 April 2004	337	4	729	25
Currency translation difference	(1)	(1)	(7)	10
Issue of ordinary share capital	18	–	–	–
Purchase and cancellation of own shares	–	1	–	(78)
Retained profit	–	–	–	700
At 31 March 2005	**354**	**4**	**722**	**657**

44. Financial commitments of the Company

Man Group plc acts as guarantor for the £400 million exchangeable bonds dated 2009 issued by its quasi-subsidiary, Forester Limited, as well as having contracted to provide to Forester Limited an appropriate number of ordinary shares, which will enable Forester Limited to satisfy its obligations to any bond holder upon exchange.

Principal Group Investments

The names of the principal investments of Man Group plc, together with the Group's interests in the equity shares, are given below. The country of operation is the same as the country of incorporation and the year-end is 31 March (unless otherwise stated).

Details of all subsidiaries and associates will be annexed to the Company's Annual Return.

	Country of incorporation	Effective Group interest %
Principal operating subsidiaries		
Asset Management		
Man Investments Limited	England	100
Man Investments AG	Switzerland	100
Glenwood Capital Investments LLC	US	100
RMF Investment Management	Switzerland	100
Brokerage		
Man Financial Limited	England	100
Man Financial Inc.	US	100
Group holding companies		
E D & F Man Limited +	England	100
E D & F Man Group Limited +	England	100
Man Group Holdings Limited +	England	100
Man Group USA Inc.	US	100
Group treasury companies		
Man Group Finance Limited	England	100
Man Group Finance Inc.	US	100
Principal associates		
BlueCrest Capital Management Limited * (hedge fund manager)	England	25

+ Direct subsidiary

* Year-end is 30 November

Subsidiaries not consolidated (as long-term restrictions exist). These are included in fixed asset investments.

Asset Management		
Glenwood Partners, L.P.	US	1
Glenwood Diversified Fund L.P.	US	1
Lexington Associates I, L.P.	US	1
Glenwood Composite Strategy L.P.	US	1
Man-Glenwood Lexington L.P.	US	1
AHL Diversified (USA), L.P.	US	1
AHL Diversified II (USA), L.P.	US	1
AHL Alpha Class A	US	1
AHL Alpha Class B	US	1

Shareholder and Company Information

Results announced
Interim: November
Final: May
Annual Report issued: June
Annual General Meeting: July

Dividends
Interim paid: December
Final paid: July
For historical dividend details please visit the Man Group website.

The Group offers a Dividend Reinvestment Plan ('DRIP') for shareholders wishing to buy shares with their cash dividend. The final election date for joining or leaving the DRIP in relation to the 2005 final dividend is 3.00 pm on 1 July 2005. Instructions received after this date will be applied to the next dividend. Any queries on the DRIP should be addressed in the first instance to the dedicated Lloyds TSB Registrars' helpline on 0870 241 3018, including requests for copies of the DRIP terms and conditions and DRIP Mandate. Alternatively, copies may be downloaded from the Man Group website in the 'Dividends' section of 'Shareholder Information'.

Date for the 2005 final dividend

Ex dividend date	29 June 2005
Record date	1 July 2005
AGM	12 July 2005
Payment date/CREST accounts credited	19 July 2005
DRIP Certificates/CREST accounts credited	2 August 2005

Annual General Meeting
The Annual General Meeting will be held at 11.00 am on 12 July 2005 at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE.

Shareholder Enquiries
All administration queries concerning shareholdings should be directed to:

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, Tel: 0870 600 3970, Text tel: 0870 600 3950, quoting Ref No 874. Alternatively you can check your shareholding and find practical help on transferring your shares or updating details at www.shareview.co.uk

Payment of dividends to mandated accounts
Each dividend warrant includes a form for establishing payments of future dividends directly to the bank or building society of your choice. Shareholders are encouraged to use this facility. Cleared funds are provided on payment date and the associated tax voucher is sent directly to the shareholder's registered, or other previously designated, address. Private shareholders living overseas may be able to mandate their dividends directly into a "local" bank account in the chosen country's domestic currency under the Transcontinental Automated Payment Service (TAPS). Details are available via the shareholder enquiries facility of Lloyds TSB Registrars.

Man Group website
Shareholders are encouraged to visit our website www.mangroupplc.com which contains key information on the Group including announcements, presentations, news and shareholder information, including the latest Man Group plc share price. Alternatively, contact Investor Relations via email on investor@mangroupplc.com

Corporate advisers

Auditors
PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
020 7583 5000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
0870 600 3970

Company information

Registered office
Sugar Quay
Lower Thames Street
London
EC3R 6DU
Telephone: 020 7144 1000
Fax: 020 7144 1923

Registered number: 2921462

Principal offices

United Kingdom
Sugar Quay
Lower Thames Street
London EC3R 6DU
(44) 20 7144 1000

United States
440 South LaSalle Street
20th Floor
Chicago
IL 60605
(1) 312 663 7610

United States
717 Fifth Avenue
9th Floor
New York
NY 10022-8101
(1) 212 589 6200

Switzerland
Etzelstrasse 27
CH-8808 Pfäffikon SZ
(41) 55 417 6000

Switzerland
Huobstrasse 16 and 3
CH-8808 Pfäffikon SZ
(41) 55 415 8700

Five Year Record

	2005 $m	2004 $m	2003 $m	2002 $m	2001 $m
Profit and Loss Account					
Continuing operations before goodwill amortisation and exceptional items	**880**	821	538	305	263
Goodwill amortisation	**(91)**	(77)	(56)	(11)	(7)
Exceptional items	**(5)**	(29)	(23)	(17)	(22)
Pre-tax profit	**784**	715	459	277	234
Taxation	**(176)**	(162)	(96)	(59)	(51)
Equity minority interests	**–**	(1)	–	–	–
Group profit on ordinary activities after tax and equity minority interests	**608**	552	363	218	183
Ordinary dividends	**(200)**	(152)	(116)	(69)	(58)
Retained profit	**408**	400	247	149	125
Funds under management ($m)	**42,989**	38,471	26,104	10,724	6,695
Statistics					
Diluted earnings per share on total operations	**182c**	168c	117c	81c	71c
Diluted earnings per share before goodwill and exceptional items	**209c**	198c	141c	91c	81c
Diluted underlying earnings per share	**181c**	141c	94c	65c	45c
Ordinary dividend per share	**66.0c**	50.8c	35.9c	26.7c	22.8c
Net cash/(debt)	**$903m**	$602m	($24m)	($58m)	($50m)
Gearing †	**–**	–	2%	8%	8%

† Defined as net debt divided by shareholders' funds including minorities

	2005 $m	2004 $m	2003 $m	2002 $m	2001 $m
Balance sheet					
Fixed assets	**1,117**	1,197	1,072	270	258
Current assets	**8,713**	7,570	4,868	2,092	1,522
Creditors and provisions for liabilities and charges	**(7,406)**	(6,718)	(4,405)	(1,605)	(1,163)
Net assets	**2,424**	2,049	1,535	757	617
Average headcount	**2,888**	2,630	2,347	1,575	1,567
Sterling exchange rates					
Average	**0.5417**	0.5904	0.6464	0.6979	0.6797
Year-end	**0.5298**	0.5441	0.6327	0.7023	0.7025



...signed and produced by GA Corporate Marketing. Printed by Royle Corporate Print.

Man Group plc
Sugar Quay
Lower Thames Street
London EC3R 6DU
T 020 7144 1000
F 020 7144 1923
www.mangroupplc.com

